   As filed with the Securities and Exchange Commission on September 29, 1999
                                                    Registration No. 333-

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                --------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                --------------
                             EXTREME NETWORKS, INC.
             (Exact name of Registrant as specified in its charter)

        Delaware                     3576                  77-0430270
     (State or other           (Primary Standard        (I.R.S. Employer
     jurisdiction of              Industrial           Identification No.)
    incorporation or            Classification
      organization)                 Number)

                               3585 Monroe Street
                       Santa Clara, California 95051-1450
                                 (408) 579-2800
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                --------------
                                Gordon L. Stitt
                     President and Chief Executive Officer
                             Extreme Networks, Inc.
                               3585 Monroe Street
                       Santa Clara, California 95051-1450
                                 (408) 579-2800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

      J. Howard Clowes, Esq.               Jeffery D. Saper, Esq.
       David A. Hubb, Esq.               J. Robert Suffoletta, Esq.
     Andrew M. Jacobson, Esq.               Robert G. Day, Esq.
 Gray Cary Ware & Freidenrich LLP     Wilson Sonsini Goodrich & Rosati
       400 Hamilton Avenue                Professional Corporation
 Palo Alto, California 94301-1825            650 Page Mill Road
          (650) 328-6561              Palo Alto, California 94304-1050
                                               (650) 493-9300

                                --------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                                --------------
   If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                --------------
                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  Title of Each Class of                   Proposed Maximum  Proposed Maximum
     Securities to be     Amount to be      Offering Price  Aggregate Offering    Amount of
        Registered        Registered(1)      Per Share(2)        Price(2)      Registration Fee
- -----------------------------------------------------------------------------------------------
Common Stock, ($.001 par
 value)................   7,475,000 Shares      $65,625          $490,546,875       $136,373

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) Includes 975,000 shares which the underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated pursuant to Rule 457(c) solely for purposes of computing the registration fee, based on the average of the high and low trading prices of our common stock as reported by the Nasdaq National Market on September 28, 1999.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said
Section 8(a), may determine.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               EXPLANATORY NOTE

   This registration statement contains two forms of prospectus. The first follows immediately after this explanatory note and relates to a public offering in the United States and Canada of an aggregate of 5,200,000 shares of the common stock of Extreme Networks, Inc. (6,175,000 shares if the over-allotment option described in such prospectus is exercised in full) being offered by Extreme and certain of its stockholders. The second prospectus relates to a concurrent offering outside the United States and Canada of an aggregate of 1,300,000 shares of common stock. The prospectuses for each of the U.S. offering and the international offering will be identical with the exception of an alternative front cover page for the international offering. This alternative page appears in this registration statement immediately following the complete prospectus for the U.S. offering and is labeled "Alternate Cover Page for International Prospectus."

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject To Completion)
Issued         , 1999

                                6,500,000 Shares

                                      LOGO

                                  COMMON STOCK

                                  -----------

Extreme Networks, Inc. is offering 1,275,000 shares and the selling stockholders are offering 5,225,000 shares.

                                  -----------

Our common stock is quoted on the Nasdaq National Market under the symbol "EXTR". On September 28, 1999, the reported last sale price of our common stock on the Nasdaq National Market was $66 5/8 per share.

                                  -----------

Investing in the common stock involves risks. See "Risk Factors" beginning on page 6.

                                  -----------

                               PRICE $   A SHARE

                                  -----------

                               Underwriting                         Proceeds to
               Price to        Discounts and      Proceeds to         Selling
                Public          Commissions         Extreme        Stockholders
               --------        -------------      -----------      ------------
Per
 Share....        $                $                 $                 $
Total.....       $                 $                 $                 $

Extreme has granted the U.S. underwriters the right to purchase up to 975,000 additional shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock
to purchasers on            , 1999.

                                  -----------

MORGAN STANLEY DEAN WITTER

  BANCBOSTON ROBERTSON STEPHENS

        DAIN RAUSCHER WESSELS
         a division of Dain Rauscher Incorporated

              HAMBRECHT & QUIST

                   SG COWEN

      , 1999                                         THOMAS WEISEL PARTNERS LLC

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    3
Risk Factors........................    6
Use of Proceeds.....................   18
Dividend Policy.....................   18
Price Range of Common Stock.........   18
Capitalization......................   19
Dilution............................   20
Selected Consolidated Financial
 Data...............................   21
Management's Discussion and Analysis
 of Financial Condition and
 Operating Results..................   22
Business............................   30

                                      Page
                                      ----
Management..........................   44
Certain Transactions................   52
Principal and Selling Stockholders..   53
Description of Capital Stock........   56
Shares Eligible for Future Sale.....   59
Certain United States Federal Tax
 Considerations for Non-United
 States Holders.....................   61
Underwriters........................   63
Legal Matters.......................   65
Experts.............................   65
Where You Can Find More
 Information........................   65
Index to Consolidated Financial
 Statements.........................  F-1

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the common stock.

   For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our financial statements and notes thereto appearing elsewhere in this prospectus.

                                  THE COMPANY

   Extreme Networks is a leading provider of a next generation of network switching solutions that meet the increasing needs of enterprise local area networks, or LANs, service providers and content providers. The key advantages of our solutions are increased performance, the ability to easily grow, or "scale," in size as customer needs change, flexible allocation of network resources, ease of use and lower cost of ownership. These advantages are obtained through the use of custom semiconductors, known as ASICs, in our products and through hardware and software designs that are common and uniform across our product line. The routing of network traffic, a function referred to as Layer 3 switching, is done primarily with ASICs in our products, and consequently is faster than the software implementations used in many competing products. Traditional Layer 3 products rely primarily on software which can slow traffic speeds below those which could otherwise be achieved and result in message packets being lost when network traffic is high. Our products incorporate an ASIC-based, wire-speed architecture and are designed to avoid the loss of message packets in the switch, a characteristic known as "non-blocking." The Dell'Oro Group, a research and consulting firm, estimates in an independently prepared market report dated July 1999, that the market for Layer 3 switching totaled $637 million in 1998 and is expected to increase to approximately $3.8 billion in 2001.

   The increased use of data and multi-media intensive, mission-critical applications, the widespread implementation of various kinds of enterprise-wide networks, and the ubiquity of Internet technologies have burdened the network infrastructure with unpredictable traffic patterns and traffic loads. To address the need to improve network performance, new and faster technologies employing multiple hardware and software protocols were developed. These multiple protocols caused networks to become more complex, expensive and difficult to manage in part because of the need for multiple-protocol routers that are based on software and expensive microprocessors. With the wide acceptance of Ethernet and the Internet Protocol, the need to support a multi-protocol environment has diminished. Extreme has developed Layer 3 switches based on our custom ASICs which function as less expensive and significantly faster routers. Our Layer 3 switches support connections operating at Gigabit speeds, 1 billion bits per second. They can support large networks, have a sophisticated ability to assign different priorities to different kinds of network traffic and, unlike most Layer 3 products, do not drop message packets even if network traffic is high. Our switches also meet the needs of enterprises, service providers and content providers who are building Internet Protocol based networks to provide their customers with applications such as telephony, e-commerce and multimedia.

   Our Summit stackable and BlackDiamond modular product families provide end-to-end networking solutions that meet the requirements of today's enterprises, service providers and content providers. Our products offer the following benefits:

  . High performance: Our products provide Gigabit Ethernet and Fast Ethernet together with the non-blocking, wire-speed routing of Layer 3 switching.

  . Ease of use and implementation: Our products offer a common architecture and are compatible with existing network devices, making them easy to install and manage.

  . Scalability: Our solutions offer customers the speed and bandwidth they need with the capability to scale their networks to support demanding applications in the future.

  . Quality of service: Our policy-based quality of service enables customers to prioritize mission-critical applications by providing industry-leading tools for allocating resources to specific applications.

  . Lower cost of ownership: Our products are less expensive than software-based routers, yet offer higher routing performance.

   We sell our products through domestic and international resellers and field sales. We have entered into agreements with more than 130 resellers in 40 countries, and we have established key relationships with leaders in the telecommunications, personal computer and computer networking industries. Our field sales organization supports and develops leads for our resellers and establishes and maintains a limited number of key accounts and strategic customers. Our products have been deployed in a broad range of organizations, ranging from companies in the telecommunications, manufacturing, medical, computer services, media and finance industries to educational industries and federal agencies. We are incorporated in Delaware. Our executive offices are located at 3585 Monroe Street, Santa Clara, California 95051-1450 and our telephone number is (408) 579-2800.

                              RECENT DEVELOPMENTS

   On August 30, 1999, we signed a strategic agreement with F5 Networks, Inc., a leading provider of Internet traffic management products, which allows us to integrate F5's BIG/ip Controller Layer 4 server load balancing source code into our switching solutions. Under to the terms of this agreement, we have access to F5's Layer 4 through Layer 7 products for resale. We believe that this agreement will enable us to offer integrated wire-speed Layer 4 switching over Gigabit Ethernet for high performance server connectivity. We anticipate shipment of products incorporating this new technology to begin in the fourth quarter of this calendar year.

   On September 14, 1999, we introduced a new class of Gigabit switch, the Summit7i Internet Data Center Switch which we expect to begin shipping in the fourth quarter of this calendar year. We believe the Summit7i, which is currently in beta release, will address server co-location problems, including increasing server performance, faced by enterprises and service providers. The Summit7i combines the integrated co-location services that businesses require into a single switching system. The Summit7i simultaneously performs non-blocking wire-speed gigabit Layer 4 server load balancing with policy-based quality of service. We believe the Summit7i is the first switch to offer 32 Gigabit Ethernet ports and 48 million packets-per-second throughput in a seven inch stackable format.

                                  THE OFFERING

Common stock offered:
  United States offering..  5,200,000 shares
  International offering..  1,300,000 shares
                           ----------
    Total.................  6,500,000 shares

  Shares offered by us....  1,275,000 shares
  Shares offered by the
   selling stockholders...  5,225,000 shares
                           ----------
    Total.................  6,500,000 shares
Common stock to be
 outstanding after this
 offering ................ 50,620,230 shares
Over-allotment option.....    975,000 shares
Use of proceeds........... We intend to use the proceeds for general corporate purposes, including working capital and capital
                            expenditures.
Nasdaq National Market
 symbol................... EXTR

   The foregoing information is based upon shares outstanding as of June 30, 1999 and excludes shares which may be issued upon the exercise of options. Unless otherwise indicated, all information in this prospectus (1) assumes no exercise of the underwriters' over-allotment option and (2) assumes no exercise of outstanding warrants to purchase 230,398 shares of our common stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

   The "as adjusted" column below reflects the issuance and sale of 1,275,000 shares of our common stock offered by us based on an assumed public offering price of $66.625 per share and the application of the net proceeds which we receive from the offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under "Use of Proceeds."

                                           For the Period     Year Ended June
                                          From May 8, 1996          30,
                                         (Date of Inception)  -----------------
                                        through June 30, 1997   1998     1999
                                        --------------------- --------  -------
                                        (in thousands, except per share data)
Consolidated Statement of Operations
 Data:
Net revenue...........................         $   256        $ 23,579  $98,026
Gross profit (loss)...................            (132)          8,682   49,506
Total operating expenses..............           7,928          22,709   50,951
Operating loss........................          (8,060)        (14,027)  (1,445)
Net loss..............................          (7,923)        (13,936)  (1,617)
Basic and diluted net loss per share..         $ (4.51)       $  (3.18) $  (.17)
Weighted average shares outstanding
 used in computing basic
 and diluted net loss per share.......           1,758           4,379    9,462
Pro forma basic and diluted net loss
 per share (unaudited)................                        $   (.44) $  (.04)
Shares used in computing pro forma
 basic and diluted net loss per share
 (unaudited)..........................                          31,701   38,523

                                                               As of June 30,
                                                                    1999
                                                              -----------------
                                                                          As
                                                               Actual  Adjusted
                                                              -------- --------
                                                               (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents.................................... $107,143 $187,615
Working capital..............................................  119,039  199,511
Total assets.................................................  171,803  252,275
Total stockholders' equity...................................  141,876  222,348

                                 RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

   Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

   This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Extreme Has a General History of Losses, and Limited History of Profitability and Cannot Assure You that it Will Continue to Achieve Profitability

   We have not achieved profitability on an annual basis and although our revenue has grown in recent quarters, we cannot be certain that we will realize sufficient revenue to achieve profitability on an annual basis. Extreme has incurred net losses of $7.9 million from inception through June 30, 1997, $13.9 million for fiscal 1998 and $1.6 million for fiscal 1999. As of June 30, 1999, we had an accumulated deficit of $23.5 million. We anticipate continuing to incur significant sales and marketing, product development and general and administrative expenses and, as a result, we will need to generate significantly higher revenue to sustain profitability. Although our revenues have grown in recent quarters and we have recently achieved quarterly profitability, we cannot be certain that we will continue to realize sufficient revenue to sustain profitability.

A Number of Factors Could Cause Extreme's Quarterly Financial Results to Be Worse Than Expected, Resulting in a Decline in Its Stock Price

   We plan to significantly increase our operating expenses to expand our sales and marketing activities, broaden our customer support capabilities, develop new distribution channels, fund increased levels of research and development and build our operational infrastructure. We base our operating expenses on anticipated revenue trends and a high percentage of our expenses are fixed in the short term. As a result, any delay in generating or recognizing revenue could cause our quarterly operating results to be below the expectations of public market analysts or investors, which could cause the price of our common stock to fall.

   We may experience a delay in generating or recognizing revenue because of a number of reasons. Orders at the beginning of each quarter typically do not equal expected revenue for that quarter and are generally cancelable at any time. Accordingly, we are dependent upon obtaining orders in a quarter for shipment in that quarter to achieve our revenue objectives. In addition, the timing of product releases, purchase orders and product availability could result in significant product shipments at the end of a quarter. Failure to ship these products by the end of a quarter may adversely affect our operating results. Furthermore, our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders within specified time frames without significant penalty.

   Our quarterly revenue and operating results have varied significantly in the past and may vary significantly in the future due to a number of factors, including:

  . fluctuations in demand for our products and services, including seasonality, particularly in Asia and Europe;

  . unexpected product returns or the cancellation or rescheduling of significant orders;

  . our ability to develop, introduce, ship and support new products and product enhancements and manage product transitions;

  .  announcements and new product introductions by our competitors;

  . our ability to develop and support customer relationships with service providers and other potential large customers;

  .  our ability to achieve required cost reductions;

  . our ability to obtain sufficient supplies of sole or limited sourced components for our products;

  .  unfavorable changes in the prices of the components we purchase;

  . our ability to attain and maintain production volumes and quality levels for our products;

  . the mix of products sold and the mix of distribution channels through which they are sold; and

  . costs relating to possible acquisitions and integration of technologies or businesses.

   Due to the foregoing factors, we believe that period-to-period comparisons of our operating results should not be relied upon as an indicator of our future performance.

Intense Competition in the Market for Networking Equipment Could Prevent Extreme From Increasing Revenue and Prevent Extreme From Sustaining Profitability

   The market for network switches is intensely competitive. Our principal competitors include Alcatel, Cabletron Systems, Cisco Systems, Foundry Networks, Lucent Technologies, Nokia, Nortel Networks and 3Com. Many of our current and potential competitors have longer operating histories and substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger installed customer bases, than we do. These competitors may have developed or could in the future develop new technologies that compete with our products or even render our products obsolete.

   To remain competitive, we believe we must, among other things, invest significant resources in developing new products and enhancing our current products and maintaining customer satisfaction. If we fail to do so, our products may not compete favorably with those of our competitors and our revenue and future profitability could be materially adversely affected. For more information about competitive risks to Extreme, see "Business-- Competition."

Extreme Expects the Average Selling Prices of Its Products to Decrease Rapidly Which May Reduce Gross Margins or Revenue

   The network equipment industry has experienced rapid erosion of average selling prices due to a number of factors, including competitive pricing pressures and rapid technological change. We may experience substantial period-to-period fluctuations in future operating results due to the erosion of our average selling prices. We anticipate that the average selling prices of our products will decrease in the future in response to competitive pricing pressures, increased sales discounts, new product introductions by us or our competitors, including, for example, competitive products manufactured with low cost merchant silicon, or other factors. Therefore, to maintain our gross margins, we must develop and introduce on a timely basis new products and product enhancements and continually reduce our product costs. Our failure to do so would cause our revenue and gross margins to decline, which could materially adversely affect our operating results and cause the price of our common stock to decline.

Extreme's Market is Subject to Rapid Technological Change and to Compete, Extreme Must Continually Introduce New Products that Achieve Broad Market Acceptance

   The network equipment market is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. If we do not address these changes by regularly introducing new products, our product line will become obsolete. Developments in routers and routing software could also significantly reduce demand for our product. Alternative technologies could achieve widespread market acceptance and displace Ethernet technology on which our product lines and architecture are based. We cannot assure you that our technological approach will achieve broad market acceptance or that other technologies or devices will not supplant our approach.

   When we announce new products or product enhancements that have the potential to replace or shorten the life cycle of our existing products, customers may defer purchasing our existing products. These actions could materially adversely affect our operating results by unexpectedly decreasing sales, increasing our inventory levels of older products and exposing us to greater risk of product obsolescence. The market for switching products is evolving and we believe our ability to compete successfully in this market is dependent upon the continued compatibility and interoperability of our products with products and architectures offered by other vendors. In particular, the networking industry has been characterized by the successive introduction of new technologies or standards that have dramatically reduced the price and increased the performance of switching equipment. To remain competitive we need to introduce products in a timely manner that incorporate or are compatible with these new technologies as they emerge. For example, this fiscal year we expect to ship new products that will incoporate a new chipset we are currently developing. We cannot assure you that these new products will be commercially successful. We have experienced delays in releasing new products and product enhancements in the past which delayed sales and resulted in lower quarterly revenue than anticipated. We may experience similar delays in product development in the future and any delay in product introduction could adversely affect our ability to compete and cause our operating results to be below our expectations or the expectations of public market analysts or investors.

Continued Rapid Growth Will Strain Extreme's Operations and Will Require Extreme to Incur Costs to Upgrade Its Infrastructure

   Since the introduction of our product line, we have experienced a period of rapid growth and expansion which has placed, and continues to place, a significant strain on our resources. Unless we manage such growth effectively, we may make mistakes in operating our business such as inaccurate sales forecasting, incorrect material planning or inaccurate financial reporting, which may result in unanticipated fluctuations in our operating results. Our net revenue increased significantly during the last year, and from June 30, 1998 to June 30, 1999, the number of our employees increased from 119 to 249. We expect our anticipated growth and expansion to strain our management, operational and financial resources. Our management team has had limited experience managing such rapidly growing companies on a public or private basis. To accommodate this anticipated growth, we will be required to:

  . improve existing and implement new operational, information and financial systems, procedures and controls;

  . hire, train and manage additional qualified personnel, including in the near future sales and marketing personnel; and

  . effectively manage multiple relationships with our customers, suppliers and other third parties.

   We may not be able to install adequate control systems in an efficient and timely manner, and our current or planned personnel systems, procedures and controls may not be adequate to support our future operations. For example, in the quarter ended June 30, 1998, our operating results were adversely impacted due to a provision of approximately $900,000 that we recorded for purchase order commitments for certain components that exceeded our estimated requirements at the end of that quarter. This was due primarily to an engineering change in certain of our Summit family of products and a reduced demand forecast from one of our customers. In August 1998, we installed a new management information system, which we plan to continue to modify and improve to meet the increasing needs associated with our expected growth. The difficulties associated with installing and implementing these new systems, procedures and controls may place a significant burden on our management and our internal resources. In addition, as we grow internationally, we will have to expand our worldwide operations and enhance our communications infrastructure. Any delay in the implementation of such new or enhanced systems, procedures or controls, or any disruption in the transition to such new or enhanced systems, procedures or controls, could adversely affect our ability to accurately forecast sales demand, manage our supply chain and record and report financial and management information on a timely and accurate basis.

Extreme Must Develop and Expand Its Indirect Distribution Channels to Increase Revenues and Improve Its Operating Results

   Our distribution strategy focuses primarily on developing and expanding indirect distribution channels through resellers and, to a lesser extent, original equipment manufacturers, or OEMs, as well as expanding our field sales organization. If we fail to develop and cultivate relationships with significant resellers, or if these resellers are not successful in their sales efforts, sales of our products may decrease and our operating results would suffer. Many of our resellers also sell products that compete with our products. We are developing a two-tier distribution structure in Europe and the United States which has and will require us to enter into agreements with a small number of stocking distributors. We have recently entered into three two-tier distribution agreements; however, we cannot assure you that we will continue to be able to enter into additional distribution agreements or that we will be able to successfully manage the transition of resellers to a two-tier distribution channel. Our failure to do so could limit our ability to grow or sustain revenue. In addition, our operating results will likely fluctuate significantly depending on the timing and amount of orders from our resellers. We cannot assure you that our resellers will market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and technical support.

   In order to support and develop leads for our indirect distribution channels, we plan to expand our field sales and support staff significantly. In addition, we need to continue to develop our field sales and support staff to expand our direct sales efforts to service providers and content providers. We cannot assure you that this internal expansion will be successfully completed, that the cost of this expansion will not exceed the revenues generated or that our expanded sales and support staff will be able to compete successfully against the significantly more extensive and well-funded sales and marketing operations of many of our current or potential competitors. Our inability to effectively establish our distribution channels or manage the expansion of our sales and support staff would materially adversely affect our ability to grow and increase revenue.

Because Substantially All of Extreme's Revenue is Derived From Sales of Two Product Families, Extreme is Dependent on Widespread Market Acceptance of These Products; Future Performance will Depend on the Introduction and Acceptance of New Products

   We currently derive substantially all of our revenue from sales of our Summit and BlackDiamond product families. We expect that revenue from these product families will account for a substantial portion of our revenue for the foreseeable future. Accordingly, widespread market acceptance of our product families is critical to our future success. Factors that may affect the market acceptance of our products include market acceptance of switching products, and Gigabit Ethernet and Layer 3 switching technologies in particular in the enterprise, service provider and content provider markets, the performance, price and total cost of ownership of our products, the availability and price of competing products and technologies, and the success and development of our resellers, OEMs and field sales channels. Many of these factors are beyond our control. Our future performance will also depend on the successful development, introduction and market acceptance of new and enhanced products that address customer requirements in a cost-effective manner. We are developing products which we expect to introduce this fiscal year which are based on a new chip set under development. The introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. We have in the past experienced delays in product development and such delays may occur in the future. Therefore, to the extent customers defer or cancel orders in the expectation of any new product release, any delay in development or introduction could cause our operating results to suffer. Failure of our existing or future products to maintain and achieve widespread levels of market acceptance may significantly impair our revenue growth.

If a Key Reseller, OEM or Other Significant Customer Cancels or Delays a Large Purchase, Extreme's Revenues May Decline and the Price of Its Stock May Fall

   To date, a limited number of resellers, OEMs and other customers have accounted for a significant portion of our revenue. If any of our large customers stop or delay purchases, our revenue and profitability would be adversely affected. For fiscal 1998, 3Com and Compaq accounted for 25% and 21% of our net revenue, respectively, and for fiscal 1999, Compaq and Hitachi Cable accounted for 21% and 13% of our net revenue, respectively. Compaq is both an OEM and an end-user and customer. Because our expense levels are based on our expectations as to future revenue and to a large extent are fixed in the short term, a substantial reduction or delay in sales of our products to, or the loss of any significant reseller, OEM or other customer, or unexpected returns from resellers could harm our business, operating results and financial condition. Although our largest customers may vary from period-to-period, we anticipate that our operating results for any given period will continue to depend to a significant extent on large orders from a small number of customers, particularly in light of the high sales price per unit of our products and the length of our sales cycles.

   While our financial performance depends on large orders from a few key resellers, OEMs and other significant customers, we do not have binding commitments from any of them. For example:

  . our ISP and enterprise network customers can stop purchasing and our resellers and OEMs can stop marketing our products at any time;

  . our reseller agreements generally are not exclusive and are for one-year terms, with no obligation of the resellers to renew the agreements;

  . our reseller agreements provide for discounts based on expected or actual volumes of products purchased or resold by the reseller in a given period; and

  . our reseller and OEM agreements generally do not require minimum purchases.

   We have established a program which, under specified conditions, enables some third party resellers to return products to us. The amount of potential product returns is estimated and provided for in the period of the sale. Some of our OEM agreements also provide manufacturing rights and access to our source code upon the occurrence of specified conditions of default. If we were to default on these agreements, our OEMs could use our source code to develop and manufacture competing products, which would negatively affect our performance and ability to compete.

The Sales Cycle for Extreme's Products is Long and Extreme May Incur Substantial Non-Recoverable Expenses or Devote Significant Resources to Sales that Do Not Occur When Anticipated

   The timing of our sales revenue is difficult to predict because of our reliance on indirect sales channels and the length and variability of our sales cycle. Our products have a relatively high sales price per unit, and often represent a significant and strategic decision by an enterprise regarding its communications infrastructure. Accordingly, the purchase of our products typically involves significant internal procedures associated with the evaluation, testing, implementation and acceptance of new technologies. This evaluation process frequently results in a lengthy sales process, typically ranging from three months to longer than a year, and subjects the sales cycle associated with the purchase of our products to a number of significant risks, including budgetary constraints and internal acceptance reviews. The length of our sales cycle also may vary substantially from customer to customer. While our customers are evaluating our products and before they may place an order with us, we may incur substantial sales and marketing expenses and expend significant management effort. Consequently, if sales forecasted from a specific customer for a particular quarter are not realized in that quarter, we may be unable to compensate for the shortfall, which could harm our operating results.

Extreme Purchases Several Key Components for Products From Single or Limited Sources and Could Lose Sales if These Sources Fail to Fill Its Needs

   We currently purchase several key components used in the manufacture of our products from single or limited sources and are dependent upon supply from these sources to meet our needs. Certain components such as gigabit interface converter transceivers, or GBICs, have been and may in the future be in short supply. While we have been able to meet our needs to date, we are likely to encounter shortages and delays in obtaining these or other components in the future which could materially adversely affect our ability to meet customer orders. Our principal sole sourced components include:

  .  ASICs;

  .  microprocessors;

  .  programmable integrated circuits;

  .  selected other integrated circuits;

  .  cables; and

  .  custom-tooled sheet metal.

   Our principal limited sourced components include:

  .  flash memories;

  . dynamic and static random access memories, commonly known as DRAMs and SRAMs, respectively; and

  .  printed circuit boards.

   For more information about our single and limited sources, see "Business-- Manufacturing."

   We use a rolling six-month forecast based on anticipated product orders to determine our material requirements. Lead times for materials and components we order vary significantly, and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. If orders do not match forecasts, we may have excess or inadequate inventory of certain materials and components, which could materially adversely affect our operating results and financial condition. From time to time we have experienced shortages and allocations of certain components, resulting in delays in filling orders. In addition, during the development of our products we have experienced delays in the prototyping of our ASICs, which in turn has led to delays in product introductions.

Extreme Needs to Expand Its Manufacturing Operations and Depends on Contract Manufacturers for Substantially All of Its Manufacturing Requirements

   If the demand for our products grows, we will need to increase our material purchases, contract manufacturing capacity and internal test and quality functions. Any disruptions in product flow could limit our revenue, adversely affect our competitive position and reputation and result in additional costs or cancellation of orders under agreements with our customers.

   We rely on third party manufacturing vendors to manufacture our products. We currently subcontract substantially all of our manufacturing to two companies--Flextronics International, Ltd., located in San Jose, California, which manufactures our Summit1, Summit2 and Summit4 and BlackDiamond products, and MCMS, Inc., located in Boise, Idaho, which manufactures our Summit24 and Summit48 products. We have experienced a delay in product shipments from a contract manufacturer in the past, which in turn delayed product shipments to our customers. We may in the future experience similar or other problems, such as inferior quality and insufficient quantity of product, any of which could materially adversely affect our business and operating results. There can be no assurance that we will effectively manage our contract manufacturers or that these manufacturers will meet our future requirements for timely delivery of products of sufficient quality and quantity. We intend to regularly introduce new products and product enhancements, which will require that we rapidly achieve volume production by coordinating our efforts with those of our suppliers and contract manufacturers. The inability of our contract manufacturers to provide us with adequate supplies of high-quality products or the loss of either of our contract manufacturers would cause a delay in our ability to fulfill orders while we obtain a replacement manufacturer and would have a material adverse effect on our business, operating results and financial condition.

   As part of our cost-reduction efforts, we will need to realize lower per unit product costs from our contract manufacturers as a result of volume efficiencies. However, we cannot be certain when or if such price reductions will occur. The failure to obtain such price reductions would adversely affect our gross margins and operating results.

If Extreme Loses Key Personnel or is Unable to Hire Additional Qualified Personnel as Necessary, It May Not Be Able to Successfully Manage Its Business or Achieve Its Objectives

   Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing and manufacturing personnel, many of whom would be difficult to replace. In particular, we believe that our future success is highly dependent on Gordon Stitt, Chairman, President and Chief Executive Officer, Stephen Haddock, Vice President and Chief Technical Officer, and Herb Schneider, Vice President of Engineering. We neither have employment contracts with nor key person life insurance on any of our key personnel.

   We believe our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, finance and manufacturing personnel. Competition for these personnel is intense, especially in the San Francisco Bay Area, and we have had difficulty hiring employees in the timeframe we desire, particularly software engineers. There can be no assurance that we will be successful in attracting and retaining such personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers and sales personnel, could make it difficult for us to manage our business and meet key objectives, such as product introductions, on time. In addition, companies in the networking industry whose employees accept positions with competitors frequently claim that competitors have engaged in unfair hiring practices. We have from time to time received claims like this from other companies and, although to date they have not resulted in material litigation, we cannot assure you that we will not receive additional claims in the future as we seek to hire qualified personnel or that such claims will not result in material litigation. We could incur substantial costs in defending ourselves against any such claims, regardless of the merits of such claims.

Extreme's Products Must Comply With Evolving Industry Standards and Complex Government Regulations or Its Products May Not Be Widely Accepted, Which May Prevent Extreme From Sustaining Its Revenues or Achieving Profitability

   The market for network equipment products is characterized by the need to support industry standards as different standards emerge, evolve and achieve acceptance. We will not be competitive unless we continually introduce new products and product enhancements that meet these emerging standards. In the past, we have introduced new products that were not compatible with certain technological changes, and in the future we may not be able to effectively address the compatibility and interoperability issues that arise as a result of technological changes and evolving industry standards. In addition, in the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, products that we develop may be required to comply with standards established by telecommunications authorities in various countries as well as with recommendations of the International Telecommunication Union. If we do not comply with existing or evolving industry standards or if we fail to obtain timely domestic or foreign regulatory approvals or certificates we would not be able to sell our products where these standards or regulations apply, which may prevent us from sustaining our revenues or achieving profitability.

Extreme Needs to Expand Its Sales and Support Organizations to Increase Market Acceptance of Its Products and If It Fails to Do So, Extreme Will Not Be Able to Increase Revenues

   Our products and services require a sophisticated sales effort targeted at several levels within a prospective customer's organization. Unless we expand our sales force we will not be able to increase revenues. We have recently expanded our sales force and plan to hire additional sales personnel. However, competition for qualified sales personnel is intense, and we might not be able to hire the kind and number of sales personnel we are targeting.

   We currently have a small customer service and support organization and will need to increase our staff to support new customers and the expanding needs of existing customers. The design and installation of networking products can be complex; accordingly, we need highly-trained customer service and support personnel particularly for large service providers and enterprise network customers. Hiring customer service and support personnel is very competitive in our industry due to the limited number of people available with the necessary technical skills and understanding of our products.

Extreme Depends Upon International Sales for Much of Its Revenue and Extreme's Ability to Sustain and Increase Its International Sales Depends on Successfully Expanding Its International Operations

   Our ability to grow will depend in part on the expansion of international sales and operations which have and are expected to constitute a significant portion of our sales. Sales to customers outside of North America accounted for approximately 61% and 53% of our net revenue in fiscal 1998 and 1999, respectively. Our international sales primarily depend on our resellers and OEMs. The failure of our resellers and OEMs to sell our products internationally would limit our ability to sustain and grow our revenue. In addition, there are a number of risks arising from our international business, including:

  .  longer accounts receivable collection cycles;

  .  difficulties in managing operations across disparate geographic areas;

  . difficulties associated with enforcing agreements through foreign legal systems;

  . payment of operating expenses in local currencies, which subjects us to risks of currency fluctuations;

  .  import or export licensing requirements;

  .  potential adverse tax consequences; and

  .  unexpected changes in regulatory requirements.

   Our international sales currently are U.S. dollar-denominated. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. In the future, we may elect to invoice some of our international customers in local currency which will subject us to fluctuations in exchange rates between the U.S. dollar and the particular local currency. If we do so, we may determine to engage in hedging transactions to minimize the risk of such fluctuations. However, if we are not successful in managing such hedging transactions, we could incur losses from hedging activities. Because we currently denominate sales in U.S. dollars, we do not anticipate that the adoption of the Euro as a functional legal currency of certain European countries will materially affect our business.

Extreme May Engage in Future Acquisitions that Dilute the Ownership Interests of Our Stockholders, Cause Us to Incur Debt and Assume Contingent Liabilities

   As part of our business strategy, we review acquisition and strategic investment prospects that would complement our current product offerings, augment our market coverage or enhance our technical capabilities, or that may otherwise offer growth opportunities. While we have no current agreements or negotiations underway with respect to any such acquisitions, we are reviewing investments in new businesses and we may acquire businesses, products or technologies in the future. In the event of any future acquisitions, we could:

  . issue equity securities which would dilute current stockholders' percentage ownership;

  .  incur substantial debt; or

  .  assume contingent liabilities.

   These actions by us could materially adversely affect our operating results and/or the price of our common stock. Acquisitions and investment activities also entail numerous risks, including:

  . difficulties in the assimilation of acquired operations, technologies or products;

  . unanticipated costs associated with the acquisition or investment transaction;

  .  diversion of management's attention from other business concerns;

  . adverse effects on existing business relationships with suppliers and customers;

  . risks associated with entering markets in which we have no or limited prior experience; and

  .  potential loss of key employees of acquired organizations.

   We cannot assure you that we will be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, and our failure to do so could materially adversely affect our business, operating results and financial condition.

Extreme May Need Additional Capital to Fund Its Future Operations Which, If It Is Not Available When Needed, Extreme May Need to Reduce Its Planned Development and Marketing Efforts, Which May Reduce Its Revenues and Prevent Extreme From Achieving Profitability

   We believe that our existing working capital, proceeds from this offering and cash available from credit facilities and future operations will enable us to meet our working capital requirements for at least the next 12 months. However, if cash from future operations is insufficient, or if cash is used for acquisitions or other currently unanticipated uses, we may need additional capital. The development and marketing of new products and the expansion of our reseller and distribution channels and associated support personnel is expected to require a significant commitment of resources. In addition, if the market for Layer 3 switches were to develop more slowly than anticipated or if we fail to establish significant market share and achieve a meaningful level of revenues, we may continue to utilize significant amounts of capital. As a result, we could be required to raise substantial additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to existing stockholders. If additional funds are raised through the issuance of debt securities, such securities may have rights, preferences and privileges senior to holders of common stock and the term of such debt could impose restrictions on our operations. We cannot assure you that such additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain such additional capital, we may be required to reduce the scope of our planned product development and marketing efforts, which would harm our business, financial condition and operating results.

If Extreme's Products Contain Undetected Software or Hardware Errors, Extreme Could Incur Significant Unexpected Expenses and Lost Sales

   Network products frequently contain undetected software or hardware errors when first introduced or as new versions are released. We have experienced such errors in the past in connection with new products and product upgrades. We expect that such errors will be found from time to time in new or enhanced products after commencement of commercial shipments. These problems may materially adversely affect our business by causing us to incur significant warranty and repair costs, diverting the attention of our engineering personnel from our product development efforts and causing significant customer relations problems.

   Our products must successfully interoperate with products from other vendors. As a result, when problems occur in a network, it may be difficult to identify the source of the problem. The occurrence of hardware and software errors, whether caused by our products or another vendor's products, could result in the delay or loss of market acceptance of our products and any necessary revisions may result in the incurrence of significant expenses. The occurrence of any such problems would likely have a material adverse effect on our business, operating results and financial condition.

Extreme's Limited Ability to Protect Its Intellectual Property May Adversely Affect Its Ability to Compete

   We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. However, we cannot assure you that the actions we have taken will adequately protect our intellectual property rights.

   We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. See "Business--Intellectual Property" for more information regarding risks relating to protecting our intellectual property rights and risks relating to claims of infringement of other intellectual property rights.

If Extreme or Its Key Suppliers and Customers Fail to Be Year 2000 Compliant, Extreme's Business May Be Severely Disrupted and Its Revenues May Decline

   The year 2000 computer issue creates a risk for us. If systems do not correctly recognize date information when the year changes to 2000, there could be an adverse impact on our operations. The risk exists in four areas:

  .  potential warranty or other claims from our customers;

  .  systems we use to run our business;

  .  systems used by our suppliers; and

  . the potential reduced spending by other companies on networking solutions as a result of significant information systems spending on year 2000 remediation.

   We are currently evaluating our exposure in all of these areas.

   We are conducting an inventory and evaluation of the information systems used to run our business. Systems which have been and may be identified as non-compliant have been or will be upgraded or replaced. For the year 2000 non-compliance issues identified to date, the cost of remediation is not expected to be material to our operating results. However, if implementation of replacement systems is delayed, or if significant new non-compliance issues are identified, our operating results or financial condition could be materially adversely affected.

   We are checking the websites of our suppliers to determine if these suppliers are certifying that the components they provide us are year 2000 compliant. To date, we believe all critical components that we obtain from third party suppliers are year 2000 compliant, except that Microsoft has not indicated that Windows 95 and its office mail programs are year 2000 compliant. We expect that we will be able to resolve any significant year 2000 problems with Microsoft and any other third-party suppliers of components; however, there can be no assurance that these suppliers will resolve any or all year 2000 problems before the occurrence of a material disruption to the operation of our business. Any failure of these third parties to timely resolve year 2000 problems with their systems could have a material adverse effect on our business, operating results and financial condition.

   Since all customer situations cannot be anticipated, we may see an increase in warranty and other claims as a result of the year 2000 transition. In addition, litigation regarding year 2000 compliance issues is expected to escalate. For these reasons, the impact of customer claims could have a material adverse impact on our operating results or financial condition.

   Businesses that face year 2000 compliance issues may require significant hardware and software upgrades or modifications to their computer systems and applications. These companies may plan to devote a substantial portion of their information systems' spending to fund such upgrades and modifications and divert spending away from networking solutions. This change in customers' spending patterns could materially adversely impact our business, operating results or financial condition.

Because Extreme's Management Has Broad Discretion Over How the Proceeds of This Offering Are Used, Its Investment of the Net Proceeds May Not Yield a Favorable Return

   Our management may spend the net proceeds we receive from this offering in ways with which the stockholders may not agree. We cannot assure you that our investment of the net proceeds of this offering will yield a favorable return.

Executive Officers and Directors of Extreme Will Control 49.1% of Its Common Stock and Be Able to Significantly Influence Matters Requiring Stockholder Approval

   Executive officers, directors and entities affiliated with them will, in the aggregate, beneficially own approximately 49.1% of our outstanding common stock following the completion of this offering. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.

Provisions in Extreme's Charter or Agreements May Delay or Prevent a Change of Control

   Provisions in our certificate of incorporation and bylaws may delay or prevent a change of control or changes in our management. These provisions include:

  .  the division of the board of directors into three separate classes;

  . the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

  . the ability of the board of directors to alter our bylaws without getting stockholder approval; and

  . the requirement that at least 10% of the outstanding shares are needed to call a special meeting of stockholders.

   Furthermore, we are subject to the provisions of section 203 of the Delaware General Corporation Law. These provisions prohibit large stockholders, in particular those owning 15% or more of the outstanding voting stock, from consummating a merger or combination with a corporation unless this stockholder receives board approval for the transaction or 66 2/3% of the shares of voting stock not owned by the stockholder approve the merger or combination. Further, we have investor agreements with Compaq, Siemens and 3Com which require us to give these companies notice if we receive an acquisition offer or if we intend to pursue one.

Substantial Future Sales of Extreme's Common Stock in the Public Market Could Cause Its Stock Price to Fall

   The market price of our common stock could drop as a result of sales of a large number of shares in the market after this offering or in response to the perception that these sales could occur. All of the 6,500,000 shares sold in this offering will be freely tradeable, and 27,822,000 of the remaining 44,120,230 shares outstanding, based on the number of shares outstanding as of June 30, 1999, are subject to "lock-up" agreements. Substantially all of these shares will be tradable under Rule 144 of the Securities Act 90 days after the effective date of the offering. For more information, see "Shares Eligible for Future Sale."

Extreme's Stock Price Has Been Extremely Volatile and You May Not Be Able to Resell Your Shares at or Above the Offering Price

   You may not be able to resell your shares at or above the offering price due to a number of factors, including:

  .  actual or anticipated fluctuations in our operating results;

  . changes in expectations as to our future financial performance or changes in financial estimates of securities analysts;

  . announcements of technological innovations; and

  . the operating and stock price performance of other comparable companies.

   The stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

Special Note Regarding Forward-looking Statements

   Some of the information in this prospectus, including the above risk factors section, contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of such terms and other comparable terminology. These statements are only predictions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risks faced by us described below and elsewhere in this prospectus.

   We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors listed above, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

                                USE OF PROCEEDS

   The net proceeds to Extreme from the sale of 1,275,000 shares of common stock offered by us in this offering are estimated to be $80.5 million, or $142.3 million if the underwriters exercise their over-allotment option in full, based on an assumed public offering price of $66.625 per share and after deducting estimated underwriting discounts and commissions, and estimated offering expenses of $440,000 payable by Extreme. We will not receive any proceeds from the sale of shares by the selling stockholders.

   Extreme will use the net proceeds for general corporate purposes, including capital expenditures and working capital. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, product lines or products. We have no current plans, agreements or commitments with respect to any such acquisition, and we are not currently engaged in any negotiations with respect to any such transaction. Our management will have broad discretion concerning the allocation and use of all the net proceeds of the offering to be received by us. Pending such uses, the net proceeds of the offering will be invested in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

   We have never paid cash dividends. We do not anticipate paying cash dividends in the near future. Under the terms of our line of credit facilities, we may not declare or pay any cash dividends without the prior consent of the lenders under each of the credit facilities.

                          PRICE RANGE OF COMMON STOCK

   Our common stock has traded on the Nasdaq National Market under the symbol "EXTR" since April 9, 1999. The following table sets forth, for the periods indicated, the high and low bid quotations for the common stock as reported by the Nasdaq National Market.

                                                               High    Low
                                                               ----    ----
      Fiscal Year Ended June 30, 1999
        Fourth Quarter........................................ $ 59    $35 1/16
      Fiscal Year Ended June 30, 2000
        First Quarter (through September 28, 1999)............ $90 1/4 $45 5/8

   On September 28, 1999, the reported last sale price on the Nasdaq National Market for our common stock was $66 5/8 per share.

                                CAPITALIZATION

   The following table sets forth our capitalization as of June 30, 1999:

    .  on an actual basis; and

    . on an as adjusted basis to reflect the sale of the 1,275,000 shares of common stock offered by us in this offering and the receipt of the net proceeds from the sale of the common stock, after deducting the estimated expenses and underwriting discounts and commissions payable by Extreme.

   This information should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

                                                    June 30, 1999
                                           ------------------------------------
                                               Actual           As Adjusted
                                           ----------------  ------------------
                                           (in thousands except share data)
Stockholders' equity:
  Preferred stock, $.001 par value,
   2,000,000 shares authorized, none
   issued and outstanding................. $            --    $            --
  Common stock, $.001 par value:
   150,000,000 shares authorized;
   49,345,230 shares issued and
   outstanding actual; 50,620,230 issued
   and outstanding as adjusted(1).........               49                 51
  Additional paid-in capital..............          165,618            246,088
  Deferred stock compensation.............             (197)              (197)
  Accumulated other comprehensive loss....             (118)              (118)
  Accumulated deficit.....................          (23,476)           (23,476)
                                           ----------------   ----------------
    Total stockholders' equity............          141,876            222,348
                                           ----------------   ----------------
      Total capitalization................ $        141,876   $        222,348
                                           ================   ================

- --------
(1) Excludes 4,878,767 shares of common stock issuable upon exercise of outstanding options at June 30, 1999 at a weighted average exercise price of $6.08 per share and 230,398 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $11.33 per share. See "Management--Amended 1996 Stock Option Plan."

                                   DILUTION

   Our net tangible book value as of June 30, 1999 was approximately $141.9 million or $2.88 per share. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities divided by the total number of shares of common stock outstanding. After giving effect to the sale by Extreme of the 1,275,000 shares of common stock offered by this prospectus and receipt of the estimated net proceeds from this offering, our adjusted net tangible book value as of June 30, 1999 would have been approximately $222.3 million or $4.39 per share. This represents an immediate increase in such net tangible book value of $1.51 per share to existing stockholders and an immediate dilution of $62.24 per share to new investors. Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the assumed public offering price per share. The following table illustrates this per share dilution.

Assumed public offering price per share...........................       $66.63
  Net tangible book value per share as of June 30, 1999........... $2.88
  Increase in net tangible book value per share attributable to new investors..................................................  1.51
                                                                   -----
Net tangible book value per share after this offering.............         4.39
                                                                         ------
Dilution per share to new investors...............................       $62.24
                                                                         ======

   The following table sets forth as of June 30, 1999, the number of shares of common stock purchased from Extreme, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing stockholders and by new investors, before deducting estimated underwriting discounts and commissions and offering expenses payable by Extreme:

                                Shares Purchased  Total Consideration   Average
                               ------------------ -------------------- Price Per
                                 Number   Percent    Amount    Percent   Share
                               ---------- ------- ------------ ------- ---------
Existing stockholders......... 49,345,230   97.5% $166,678,000   66.2%   $3.38
New investors.................  1,275,000    2.5    84,946,875   33.8    66.63
                               ----------  -----  ------------  -----
  Total....................... 50,620,230  100.0% $251,624,875  100.0%
                               ==========  =====  ============  =====

   The foregoing table assumes no exercise of the underwriters' over-allotment option. See "Underwriters." The foregoing table also assumes that no options have been or are exercised after June 30, 1999. As of June 30, 1999, there were outstanding options to purchase 4,878,767 shares of common stock at a weighted average exercise price of $6.08 per share and warrants to purchase 230,398 shares of common stock at a weighted average exercise price of $11.33 per share. See "Management--Amended 1996 Stock Option Plan" and note 6 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Operating Results and Extreme's Consolidated Financial Statements and the Notes to Consolidated Financial Statements included elsewhere in this prospectus. The table below sets forth selected consolidated financial data for Extreme for, and as of the end of, each of the fiscal years in the three year period ended June 30, 1999. The selected consolidated financial data for fiscal 1997, 1998 and 1999, are derived from the consolidated financial statements of Extreme included elsewhere in this prospectus which were audited by Ernst & Young LLP, independent auditors.


                                        For the Period from   Year Ended June
                                        May 8, 1996 (Date of        30,
                                         Inception) through  ------------------
                                           June 30, 1997       1998      1999
                                        -------------------- --------  --------
                                        (in thousands, except per share data)
Consolidated Statement of Operations
 Data:
Net revenue...........................        $   256        $ 23,579  $ 98,026
Cost of revenue.......................            388          14,897    48,520
                                              -------        --------  --------
Gross profit (loss)...................           (132)          8,682    49,506
Operating expenses:
  Research and development............          5,351          10,668    17,036
  Selling and marketing...............          1,554           9,601    27,056
  General and administrative..........          1,023           2,440     6,859
                                              -------        --------  --------
    Total operating expenses..........          7,928          22,709    50,951
                                              -------        --------  --------
Operating loss........................         (8,060)        (14,027)   (1,445)
Interest income.......................            234             613     1,855
Interest expense......................            (79)           (326)     (398)
Other income (loss), net..............            (18)           (196)       21
                                              -------        --------  --------
Income (loss) before income taxes.....         (7,923)        (13,936)       33
Provision for income taxes............            --              --      1,650
                                              -------        --------  --------
Net loss..............................        $(7,923)       $(13,936) $ (1,617)
                                              =======        ========  ========
Basic and diluted net loss per common
 share................................        $ (4.51)       $  (3.18) $   (.17)
                                              =======        ========  ========
Weighted average shares outstanding
 used in computing basic and diluted
 net loss per share(1)................          1,758           4,379     9,462
                                              =======        ========  ========
Pro forma basic and diluted net loss
 per share (unaudited)(1).............                       $   (.44) $   (.04)
                                                             ========  ========
Shares used in computing pro forma
 basic and diluted net loss per share
 (unaudited)(1).......................                         31,701    38,523
                                                             ========  ========

                                                    As of June 30,
                                        ---------------------------------------
                                                1997           1998      1999
                                               ------        --------  --------
                                                    (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents.............        $10,047        $  9,510  $107,143
Working capital.......................          8,251          13,796   119,039
Total assets..........................         11,942          33,731   171,803
Long-term debt and capital lease
 obligations, net of current portion..            502           2,634       --
Total stockholders' equity............          9,305          15,869   141,876

- -------
(1) See note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used to compute per share amounts.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING
                                    RESULTS

   The following commentary should be read in conjunction with the Consolidated Financial Statements and the related notes contained elsewhere in this prospectus.

Overview

   From our inception in May 1996 through September 1997, our operating activities related primarily to developing a research and development organization, testing prototype designs, building an ASIC design infrastructure, commencing the staffing of our marketing, sales and field service and technical support organizations, and establishing relationships with resellers and OEMs. We commenced volume shipments of our Summit 1 and Summit 2, the initial products in our Summit stackable product family, in October 1997, and we began shipping our BlackDiamond modular product family in September 1998. Since inception, we have incurred significant losses and as of June 30, 1999, we had an accumulated deficit of $23.5 million.

   Our revenue is derived primarily from sales of our Summit and BlackDiamond product families and fees for services relating to our products, including maintenance and training. The level of sales to any customer may vary from period to period; however, we expect that significant customer concentration will continue for the foreseeable future. See "Risk Factors--If a Key Reseller, OEM or Other Significant Customer Cancels or Delays a Large Purchase, Extreme's Revenues May Decline and the Price of Its Stock May Fall." Significant customer concentration in fiscal 1999 and fiscal 1998 as a percentage of net revenue is summarized below:

                                                                         Year
                                                                         Ended
                                                                       June 30,
                                                                       ----------
      Customer                                                         1998  1999
      --------                                                         ----  ----
      3Com............................................................  25%   --
      Compaq..........................................................  21%   21%
      Hitachi Cable...................................................  --    13%

   We market and sell our products primarily through resellers and, to a lesser extent, OEMs and our field sales organization. We sell our products through more than 130 resellers in 40 countries. In fiscal 1999, sales to customers outside of North America accounted for approximately 53% of our net revenue. Currently, all of our international sales are denominated in U.S. dollars. We generally recognize product revenue at the time of shipment, unless we have future obligations for installation or have to obtain customer acceptance, in which case revenue is deferred until such obligations have been satisfied. We have established a program which, under specified conditions, enables third party resellers to return products to us. The amount of potential product returns is estimated and provided for in the period of the sale. Service revenue is recognized ratably over the term of the contract period, which is typically 12 months.

   We expect to experience rapid erosion of average selling prices of our products due to a number of factors, including competitive pricing pressures, promotional pricing and rapid technological change. Our gross margins will be affected by such declines and by fluctuations in manufacturing volumes, component costs and the mix of product configurations sold. In addition, our gross margins may fluctuate due to the mix of distribution channels through which our products are sold, including the potential effects of our development of a two-tier distribution channel. We generally realize higher gross margins on sales to resellers than on sales through our OEMs. Any significant decline in sales to our OEMs or resellers, or the loss of any of our OEMs or resellers, could materially adversely affect our business, operating results and financial condition. In addition, new product introductions may result in excess or obsolete inventories. Any excess or obsolete inventories may also reduce our gross margins.

   We outsource the majority of our manufacturing and supply chain management operations, and we conduct quality assurance, manufacturing engineering, documentation control and repairs at our facility in Santa Clara, California. Accordingly, a significant portion of our cost of revenue consists of payments to our contract manufacturers, Flextronics and MCMS. We expect to realize lower per unit product costs as a result of volume efficiencies. However, we cannot assure you when or if such price reductions will occur. The failure to obtain such price reductions could materially adversely affect our gross margins and operating results.

   Research and development expenses consist principally of salaries and related personnel expenses, consultant fees and prototype expenses related to the design, development, testing and enhancement of our ASICs and software. We expense all research and development expenses as incurred. We believe that continued investment in research and development is critical to attaining our strategic objectives and, as a result, we expect these expenses to increase in absolute dollars in the future.

   Selling and marketing expenses consist of salaries, commissions and related expenses for personnel engaged in marketing, sales and field service support functions, as well as trade shows and promotional expenses. We intend to pursue selling and marketing campaigns aggressively and therefore expect these expenses to increase significantly in absolute dollars in the future. In addition, we expect to substantially expand our field sales operations to support and develop leads for our resellers, which would also result in an increase in selling and marketing expenses.

   General and administrative expenses consist primarily of salaries and related expenses for executive, finance and administrative personnel, recruiting expenses, professional fees and other general corporate expenses. We expect general and administrative expenses to increase in absolute dollars as we add personnel, increase spending on our information systems and incur additional costs related to the growth of our business and operation as a public company.

   During fiscal 1998, in connection with the grant of certain stock options to employees, we recorded deferred stock compensation of $437,000 representing the difference between the exercise price and the deemed fair value of our common stock on the date such stock options were granted. Such amount is included as a reduction of stockholders' equity and is being amortized by charges to operations on a graded vesting method. We recorded amortization of deferred stock compensation expense of approximately $68,000 and $172,000 for fiscal 1998 and fiscal 1999, respectively. At June 30, 1999, we had a total of approximately $197,000 remaining to be amortized over the corresponding vesting period of each respective option, generally four years. The amortization expense relates to options awarded to employees in all operating expense categories.

   Despite growing revenues, we have only been profitable for the quarters ended March 31, 1999 and June 30, 1999. Our net losses have not decreased proportionately with the increase in our revenue primarily because of increased expenses relating to our growth in operations. Because of the lengthy sales cycle of our products, there is often a significant delay between the time we incur expenses and the time we realize the related revenue. See "Risk Factors--The Sales Cycle for Extreme's Products is Long and Extreme May Incur Substantial Non-Recoverable Expenses or Devote Significant Resources to Sales that Do Not Occur When Anticipated." To the extent that future revenues do not increase significantly in the same periods in which operating expenses increase, our operating results would be adversely affected. See "Risk Factors--A Number of Factors Could Cause Extreme's Quarterly Financial Results to Be Worse Than Expected, Resulting in a Decline in Its Stock Price."

Results of Operations

   The following table sets forth for the years indicated certain financial data as a percentage of net revenue:

                                                        Years Ended June
                                                               30,
                                                       -----------------------
                                                        1997     1998    1999
                                                       -------   -----   -----
Net revenue...........................................   100.0 % 100.0 % 100.0 %
Cost of revenue.......................................   151.6    63.2    49.5
                                                       -------   -----   -----
Gross profit (loss)...................................   (51.6)   36.8    50.5
Operating expenses:
  Research and development............................  2090.2    45.2    17.4
  Selling and marketing...............................   607.0    40.7    27.6
  General and administrative..........................   399.6    10.4     7.0
                                                       -------   -----   -----
    Total operating expenses..........................  3096.8    96.3    52.0
                                                       -------   -----   -----
Operating loss........................................ (3148.4)  (59.5)   (1.5)
Interest income.......................................    91.4     2.6     1.9
Interest expense......................................   (30.9)   (1.4)    (.4)
Other income (loss), net..............................    (7.0)    (.8)    --
                                                       -------   -----   -----
Income (loss) before income taxes..................... (3094.9)  (59.1)    --
Provision for income taxes............................     --      --     (1.7)
                                                       -------   -----   -----
Net loss.............................................. (3094.9)% (59.1)%  (1.7)%
                                                       =======   =====   =====

   Fiscal Years Ended June 30, 1997, 1998 and 1999

   Net Revenue. Net revenue increased from $256,000 for fiscal 1997 to $23.6 million for fiscal 1998, an increase of $23.3 million. The increase in net revenue for fiscal 1998 reflected the commencement of shipments by our OEMs in the quarter ending September 30, 1997 and the introduction of our Summit stackable product family in the quarter ending December 31, 1997. Net revenue for fiscal 1997 was negligible as we were in the start-up stage of development.

   Net revenue increased from $23.6 million for fiscal 1998 to $98.0 million for fiscal 1999, an increase of $74.4 million. The increase in net revenue for fiscal 1999 resulted primarily from increased sales of our Summit stackable products and the introduction of our BlackDiamond modular product family in September 1998.

   Export sales accounted for 61% and 53% of net revenue in fiscal 1998 and fiscal 1999, respectively. The overall increase in export sales reflected the growth in demand for our Summit and BlackDiamond products and an increase in the number of resellers, offset in part by a decrease in OEM sales. We expect that export sales will continue to represent a significant portion of net revenue, although we cannot assure you that export sales as a percentage of net revenue will remain at current levels. All sales transactions are denominated in U.S. dollars.

   Gross Profit. Gross profit increased from a loss of ($132,000) for fiscal 1997 to a profit of $8.7 million for fiscal 1998, an increase of $8.8 million. Gross margins increased from (51.6%) for fiscal 1997 to 36.8% for fiscal 1998. The increase resulted from a shift from primarily research and development activities to production and sales of our products.

   Gross profit increased from $8.7 million for fiscal 1998 to $49.5 million for fiscal 1999, an increase of $40.8 million. Gross margins increased from 36.8% for fiscal 1998 to 50.5% for fiscal 1999. The increase in gross margin resulted primarily from reductions in component costs, improved manufacturing efficiencies and a shift in our channel mix from OEMs to resellers, which were offset in part by lower average selling prices due to increased competition.

   Research and Development Expenses. Research and development expenses increased from $5.4 million for fiscal 1997 to $10.7 million for fiscal 1998, an increase of $5.3 million. The increase resulted primarily from the hiring of additional engineers and an increase in prototype material expenses for new product development. For fiscal 1997 and fiscal 1998, research and development expenses decreased as a percentage of net revenue from 2090.2% to 45.2%. This percentage decrease was primarily the result of an increase in our net revenue.

   Research and development expenses increased from $10.7 million for fiscal 1998 to $17.0 million for fiscal 1999, an increase of $6.3 million. The increase was primarily due to nonrecurring engineering and initial product verification expenses, the hiring of additional engineers and an increase in depreciation charges due to increases in capital spending on design and simulation software and test equipment. For fiscal 1998 and fiscal 1999, research and development expenses decreased as a percentage of net revenue from 45.2% to 17.4%. This percentage decrease was primarily the result of an increase in our net revenue.

   Selling and Marketing Expenses. Selling and marketing expenses increased from $1.6 million for fiscal 1997 to $9.6 million for fiscal 1998, an increase of $8.0 million. This increase was primarily due to the hiring of additional sales and customer support personnel, advertising and promotional campaigns in support of the introduction of our Summit stackable product family. For fiscal 1997 and fiscal 1998, selling and marketing expenses decreased as a percentage of net revenue from 607.0% to 40.7%. This percentage decrease was primarily the result of an increase in our net revenue.

   Selling and marketing expenses increased from $9.6 million for fiscal 1998 to $27.1 million for fiscal 1999, an increase of $17.5 million. This increase was primarily due to the hiring of additional sales and customer support personnel, tradeshow and promotional expenses, increased commission expenses resulting from higher sales, and the establishment of new sales offices. For fiscal 1998 and fiscal 1999, selling and marketing expenses decreased as a percentage of net revenue from 40.7% to 27.6%. This percentage decrease was primarily the result of an increase in our net revenue.

   General and Administrative Expenses. General and administrative expenses increased from $1.0 million for fiscal 1997 to $2.4 million for fiscal 1998, an increase of $1.4 million. This increase reflected primarily additional finance, information technology and legal and administrative personnel, recruiting expenses, professional fees and increased spending on our information systems. For fiscal 1997 and fiscal 1998, general and administrative expenses decreased as a percentage of net revenue from 399.6% to 10.4%. This percentage decrease was primarily the result of an increase in our net revenue.

   General and administrative expenses increased from $2.4 million for fiscal 1998 to $6.9 million for fiscal 1999, an increase of $4.5 million. This increase was due primarily to the hiring of additional finance, information technology and legal and administrative personnel, recruiting expenses, professional fees and increased spending on information systems. For fiscal 1998 and fiscal 1999, general and administrative expenses decreased as a percentage of net revenue from 10.4% to 7.0%. This percentage decrease was primarily the result of an increase in our net revenue.

   Interest Income. Interest income increased from $.6 million for fiscal 1998 to $1.9 million for fiscal 1999, an increase of $1.3 million. The increase is due to the increased amount of cash and cash equivalents, short-term investments and long-term investments from the net proceeds we received from our initial public offering in April 1999.

   Income Taxes. We incurred significant operating losses for all fiscal years from inception through June 30, 1999. We recorded a tax provision of $1,650,000 for the year ended June 30, 1999. The provision for income taxes consists primarily of foreign taxes, federal alternative minimum taxes and state income taxes. FASB Statement No. 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes our historical operating performance and the reported cumulative net losses in all prior years, we have provided a full valuation allowance against our net deferred tax assets as the future realization of the tax benefit is not sufficiently assured. We intend to evaluate the realizability of the deferred tax assets on a quarterly basis.

Liquidity and Capital Resources

   Cash and cash equivalents and short-term investments increased from $20.5 million at June 30, 1998 to $123.6 million at June 30, 1999, an increase of $103.1 million. The increase is primarily a result of our initial public offering of common stock in April 1999, which generated net proceeds of $125.3 million. Cash provided by operating activities was $2.8 million in fiscal 1999, as compared to cash used for operating activities of $8.3 million in fiscal 1998. The decrease was primarily due to increases in accounts receivable, inventories and other current and noncurrent assets, offset by our operating loss, depreciation and increases in accounts payable and accrued liabilities. We expect that accounts receivable will continue to increase to the extent our revenues continue to rise. We expect our inventory levels to increase in connection with our development of a two-tier distribution system. Any such increase can be expected to reduce cash, cash equivalents and short-term investments.

   Investing activities used cash of $29.1 million in fiscal 1999 due to capital expenditures of $7.5 million and net purchases of short-term investments of $21.6 million. Our investing activities used cash of $13.5 million in fiscal 1998 for purchases of short-term investments of $11.0 million, and capital expenditures of $2.5 million. Our investing activities used cash of $1.2 million in fiscal 1997 for capital expenditures. We expect capital expenditures of up to $20.0 million in fiscal 2000.

   Financing activities provided cash of $124.0 million in fiscal 1999, arising primarily from proceeds from the issuance of common stock in conjunction with our initial public offering, partially offset by principal payments on notes payable and capital lease obligations. Financing activities provided cash of $21.2 million in fiscal 1998, primarily from the issuance of convertible preferred stock and proceeds from notes payable, partially offset by principal payments on notes payable and capital lease obligations. Financing activities provided cash of $17.8 million in fiscal 1997, primarily from the issuance of convertible preferred stock and proceeds from notes payable.

   We have a revolving line of credit for $5.0 million with Silicon Valley Bank. Borrowings under this line of credit bear interest at the bank's prime rate. As of June 30, 1999, there were no outstanding borrowings under this line of credit. We also have a capital equipment line with Silicon Valley Bank for $4.0 million. Borrowings under this capital equipment line bear interest at the bank's prime rate. This agreement requires that we maintain certain financial ratios and levels of tangible net worth, profitability and liquidity. We were in compliance with the financial statement covenants as of June 30, 1999. As of June 30, 1999, there were no outstanding borrowings under this capital equipment line. In addition, we have a $2.0 million capital equipment line with Comdisco, Inc. As of June 30, 1999, there were no outstanding borrowings under this capital equipment line.

   In February 1999, we agreed to lease a 77,000 square foot facility in Santa Clara, California. The related cost of this lease is expected to be approximately $120,000 per month. The lease has a term of 47 months.

   We require substantial capital to fund our business, particularly to finance inventories and accounts receivable and for capital expenditures. We are working toward a business model that will allow us to consistently generate cash from operations. Achieving this model will depend on many factors, including the rate of revenue growth, the timing and extent of spending to support product development efforts and expansion of sales and marketing, the timing of introductions of new products and enhancements to existing products, and market acceptance of our products. As a result, we could be required to raise substantial additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to existing stockholders. If additional funds are raised through the issuance of debt securities, these securities would have rights, preferences and privileges senior to holders of common stock and the term of such debt could impose restrictions on our operations. We cannot assure you that such additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain such additional capital, we may be required to reduce the scope of our planned product development and marketing efforts, which would materially adversely affect our business, financial condition and operating results.

   We believe that our current cash and cash equivalents, short-term investments and cash available from credit facilities and future operations will enable us to meet our working capital requirements for at least the next 12 months.

Year 2000 Readiness Disclosure

   Some computers, software and other equipment include computer code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches, and are commonly referred to as the "year 2000 problem."

   Assessment. The year 2000 problem affects the computers, software and other equipment that we use, operate or maintain for our operations. Accordingly, we have organized a program team responsible for monitoring the assessment and remediation status of our year 2000 projects and reporting such status to our board of directors. This program team has assessed the potential effect and costs of remediating the year 2000 problem for our internal systems. To date, we have not obtained verification or validation from any independent third parties of our processes to assess and correct any of our year 2000 problems or the costs associated with these activities.

   Internal infrastructure. We have identified and evaluated approximately 250 personal computers and servers, six software applications, including Microsoft Windows 95, Microsoft Office 97 and Outlook 98 and Microsoft Mail Server, and our enterprise resource planning system, and related equipment used in connection with our internal operations to determine if they must be modified, upgraded or replaced to minimize the possibility of a material disruption to our business. We have commenced the process of modifying, upgrading, and replacing major systems that have been assessed as adversely affected, and expect to complete this process before the occurrence of any material disruption of our business.

   Systems other than information technology systems. In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, telephone switches, security systems, and other common devices may be affected by the year 2000 problem. To date, we have been able to correct any problems with our systems other than information technology systems relating to year 2000. We currently do not expect any significant problems to arise with our systems other than information technology systems relating to the year 2000.

   Products and software programs. We have tested and intend to continue to test all of our products and software programs for year 2000 problems. To date, we have been able to correct any problems with our products and software programs relating to year 2000 prior to releasing them to our customers. We currently do not expect any significant problems to arise with our products and software programs relating to the year 2000.

   We estimate the total cost to us of completing any required modifications, upgrades or replacements of our internal systems will not exceed $200,000, almost all of which we believe will be incurred during calendar 1999. This estimate is being monitored and we will revise it as additional information becomes available.

   Based on the activities described above, we do not believe that the year 2000 problem will have a material adverse effect on our business or operating results. In addition, we have not deferred any material information technology projects as a result of our year 2000 problem activities.

   Suppliers. We are checking the web sites of third-party suppliers of components used in the manufacture of our products to determine if these suppliers are certifying that the components they provide us are year 2000 compliant. To date, we believe all critical components that we obtain from third party suppliers are year 2000 compliant, except that Microsoft has not indicated that Windows 95 and its office mail programs are year 2000 compliant. We expect that we will be able to resolve any significant year 2000 problems with Microsoft and any other third-party suppliers of components; however, there can be no assurance that these suppliers will resolve any or all year 2000 problems before the occurrence of a material disruption to the operation of our business. Any failure of these third parties to timely resolve year 2000 problems with their systems could have a material adverse effect on our business, operating results and financial condition.

   Most likely consequences of year 2000 problems. We expect to identify and resolve all year 2000 problems that could materially adversely affect our business operations. However, we believe that it is not possible to determine with complete certainty that all year 2000 problems affecting us have been identified or corrected. The number of devices that could be affected and the interactions among these devices are simply too numerous. In addition, no one can accurately predict how many year 2000 problem-related failures will occur or the severity, duration, or financial consequences of these perhaps inevitable failures. As a result, we believe that the following consequences are possible:

  . a significant number of operational inconveniences and inefficiencies for us, our contract manufacturers and our customers that will divert management's time and attention and financial and human resources from ordinary business activities;

  . several business disputes and claims for pricing adjustments or penalties due to year 2000 problems by our customers, which we believe will be resolved in the ordinary course of business; and

  . a few serious business disputes alleging that we failed to comply with the terms of contracts or industry standards of performance, some of which could result in litigation or contract termination.

   Contingency plans. We have developed contingency plans to be implemented if our efforts to identify and correct year 2000 problems affecting our internal systems are not effective. Depending on the systems affected, these plans could include:

  .  accelerated replacement of affected equipment or software;

  .  short to medium-term use of backup equipment and software;

  .  increased work hours for our personnel; and

  . use of contract personnel to correct on an accelerated schedule any year 2000 problems that arise or to provide manual workarounds for information systems.

   Our implementation of any of these contingency plans could have a material adverse effect on our business, operating results and financial condition.

   Disclaimer. The discussion of our efforts and expectations relating to year 2000 compliance are forward-looking statements. Our ability to achieve year 2000 compliance and the level of incremental costs associated therewith, could be adversely affected by, among other things, the availability and cost of programming and testing resources, third party suppliers' ability to modify proprietary software, and unanticipated problems identified in the ongoing compliance review.

Quantitative and Qualitative Disclosures About Market Risk

  Interest Rate Sensitivity

   The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we have invested in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, other non-government debt securities and money market funds. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate. The following table presents the amounts of our cash equivalents and short-term investment that are subject to market risk by range of expected maturity and weighted-average interest rates as of June 30, 1999. This table does not include money market funds because those funds are not subject to market risk.

                                                              Maturing in
                                         ------------------------------------------------------
                                         Three Months Three Months Greater than          Fair
                                           or Less    to One Year    One Year    Total   Value
                                         ------------ ------------ ------------ ------- -------
                                                             (in thousands)
Included in cash and cash equivalents..    $93,819                              $93,819 $93,819
 Weighted average interest rate........       5.12%
Included in short-term investments.....                 $16,422                 $16,422 $16,422
 Weighted average interest rate........                    5.04%
Included in investments................                 $   300      $15,797    $16,097 $16,097
 Weighted average interest rate........                    6.02%        6.36%

  Exchange Rate Sensitivity

   Currently, the majority of our sales and expenses are denominated in U.S. dollars and as a result, we have experienced no significant foreign exchange gains and losses to date. While we have conducted some transactions in foreign currencies during the year ended June 30, 1999 and expect to continue to do so, we do not anticipate that foreign exchange gains or losses will be significant. We have not engaged in foreign currency hedging activities to date, however, we may do so in the future.

                                   BUSINESS

Overview

   Extreme Networks is a leading provider of a next generation of switching solutions that meet the increasing needs of enterprise local area networks, or LANs, service providers and content providers. The key advantages of our Layer 3 switching solutions are increased performance, the ability to easily grow, or "scale," in size as customer needs change, flexible allocation of network resources, ease of use and lower cost of ownership. These advantages are obtained through the use of custom semiconductors, known as ASICs, in our products and through hardware and software designs that are common and uniform across our product line. The routing of network traffic, a function referred to as Layer 3 switching, is done primarily with ASICs in our products, and consequently, is faster than the software implementations used in many competing products. Traditional Layer 3 products rely primarily on software which can slow traffic speeds below those which could otherwise be achieved and result in message packets being lost when network traffic is high. Our products incorporate an ASIC-based, wire-speed architecture and are designed to avoid the loss of message packets in the switch, or "non-blocking." As a result, our products are less expensive than software-based routers, yet offer improved performance throughout the network from the core to the desktop. The Dell'Oro Group, a research and consulting firm, estimates in an independently prepared market report dated July 1999, that the market for Layer 3 switching totaled $637 million in 1998 and is expected to increase to approximately $3.8 billion in 2001.

Industry Background

   Businesses and other organizations have become increasingly dependent on networks as their central communications infrastructure to provide connectivity for internal and external communications. New mission-critical computing applications, such as enterprise resource planning, large enterprise databases and sophisticated on-line connections with vendors, as well as the increased use of traditional applications, such as e-mail, require significant information technology resources. The emergence of the desktop browser as a user interface has enabled bandwidth-intensive applications that contain voice, video and graphics to be used extensively through intranets and externally through extranets. These new applications, combined with the growth in business-to-business e-commerce and other on-line transactions, are further burdening the network infrastructure.

   Today's Networking Environments

   Networks have traditionally been designed for client/server applications, where traffic patterns were predictable and traffic loads are relatively stable. In this environment, the majority of traffic remained within a given workgroup, with only a small percentage traveling across corporate backbones and service provider networks. The increased use of data-intensive, mission-critical applications, the widespread implementations of intranets and extranets, and the ubiquity of Internet technologies have created unpredictable traffic patterns, and unpredictable traffic loads. In addition, as users utilize the desktop browser and Internet technologies to access information on servers located inside an enterprise and externally from content providers and service providers, a much higher percentage of traffic crosses corporate backbones and service provider networks. For example, an employee can make a simple request that may require data to be downloaded and analyzed from multiple data warehouses at the enterprise or located at service provider co-location facilities, resulting in increased traffic across the corporate backbone. Similarly, multiple users could request a multimedia presentation from a company intranet or from a content provider on the Internet consuming tremendous amounts of network capacity. Either of these situations could result in users overwhelming a network unknowingly. As a result, the increased traffic, bandwidth-intensive applications and unpredictable traffic patterns are straining enterprise, content provider and service provider networks and reducing the performance of mission-critical enterprise applications and web-based computing environments.

   Early LANs supported limited numbers of users and used a variety of protocols to organize the transmission of data, including Ethernet, Token Ring or AppleTalk technologies. As the number of users and the amount of traffic on a network grew, network performance began to decline. In this shared environment, each desktop received and was burdened by the communication of every other desktop. The need to improve network performance was initially addressed by adding network devices known as bridges or hubs that separated the entire LAN into smaller workgroups. This arrangement was effective in supporting the traditional client/server environment where the majority of traffic remained within the workgroup. As applications became more bandwidth-intensive and users increasingly communicated outside of their workgroup, bridges and hubs were unable to process this traffic effectively. To mitigate this problem, Layer 2 switches were developed to provide a dedicated link for each desktop and eliminate the unnecessary flow of information to every desktop. In addition to the evolution of new devices, the need for increased backbone speeds led to the development of new and faster technologies such as FDDI, Fast Ethernet and ATM. However, each of these technologies employs different protocols, further complicating the LAN by requiring software-based routers that use expensive CPUs and software tables to route this multi-protocol traffic. Today, it is not uncommon to find multiple protocols and devices across the four basic areas of the network:

  .the desktop, which connects end users;

  .the segment, which interconnects networking devices;

  .the server, which connects servers to the network; and

  .the network core, which consists of the corporate backbone that interconnects segments.

   An enterprise, content provider or service provider network must be scalable in the following four dimensions:

   Speed. Speed refers to the number of bits per second that can be transmitted across a network. Today's network applications increasingly require speeds of up to 100 Mbps to the desktop. Hence, the backbone and server connections that aggregate traffic from desktops require speeds well in excess of 100 Mbps. Wire speed refers to the ability of a network device to process an incoming data stream at the highest possible rate without loss of packets. Wire speed routing refers to the ability to perform Layer 3 switching at the maximum possible rate.

   Bandwidth. Bandwidth refers to the volume of traffic that a network or a network device can handle before traffic is "blocked," or unable to get through without interruption. When traffic was more predictable, the amount of traffic across a network link or through a network device grew basically in line with the number of users on the network. With today's data-intensive applications accessed in random patterns from within and outside of the network, users can spike traffic unpredictably, consuming significant bandwidth to the detriment of other users.

   Network size. Network size refers to the number of users and servers that are connected to a network. Today's networks must be capable of connecting and supporting up to thousands, and even tens of thousands, of users and servers while providing performance and reliable connectivity.

   Quality of service. Quality of service refers to the ability to control the delivery of traffic based upon its level of importance. Mission-critical enterprise and delay-sensitive multimedia applications require specific performance minimums, while traffic such as general e-mail and Internet surfing may not be as critical. In addition to basic standards-based prioritization of traffic according to importance, true end-to-end quality of service would allocate bandwidth to specified applications.

   Opportunity for Next Generation Switching Solutions

   The emergence of several technology trends is enabling a new generation of networking equipment that can meet the four scalability dimensions of today's enterprise, service provider and content provider networks by accommodating unpredictable traffic patterns, bandwidth-intensive, mission-critical applications and web-based computing environments. First, while many new and different technologies have been deployed in existing LANs, Ethernet has become the predominant technology, with over 95% of the market in 1998 and total shipments of over 350 million ports from 1991 to 1998, according to the Dell'Oro Group. Ethernet has evolved from the original 10 Mbps Ethernet to 100 Mbps Fast Ethernet and, in 1998, to 1,000 Mbps Gigabit Ethernet. Gigabit Ethernet represents a viable network backbone protocol, enabling 100 Mbps Fast Ethernet connections to the desktop to be aggregated for network backbone transport across the network core. Second, growth of the Internet and the subsequent development of applications based on Internet technologies have increased the use of the Internet Protocol.

   With the wide acceptance of Ethernet and Internet Protocol-based technologies, the need to support a multi-protocol environment is diminished. As a result, the simplified routing functionality can be embedded in application specific integrated circuits, or ASICs, instead of in the software and CPUs used in multi-protocol software-based routers. The resulting device, called a Layer 3 switch, functions as a less expensive and significantly faster hardware-based router. The Dell'Oro Group estimates in an independently prepared July 1999 market report, that the market for Layer 3 switching totaled $637 million in 1998 and is expected to increase to approximately $3.8 billion in 2001. Layer 3 switches can operate at gigabit speeds and, as hardware routers, can support large networks. However, most Layer 3 switches still block traffic in high utilization scenarios and can only support standards-based traffic prioritization quality of service. While Layer 3 switching dramatically increases network performance, many of today's offerings fail to realize the potential of this technology because of the use of inconsistent hardware, software and management architectures.

   To effectively address the needs of today's enterprise, service provider and content provider networks, customers need a solution that is easy to use and implement and can scale in terms of speed, bandwidth, network size and quality of service. Layer 3 switching represents the next critical step in addressing these requirements. However, enterprises, service providers and content providers need a Layer 3 solution that provides sufficient bandwidth to support unpredictable traffic spikes without impacting all other users and servers connected to the network. In addition, enterprises, service providers and content providers require a quality of service solution that supports industry-standard prioritization and enables network administrators to offer quality of service that maps business processes and network policies. Finally, to simplify their networks, enterprises need a family of interoperable devices that utilize a consistent hardware, software and management architecture. Through an integrated family of products, network managers can effectively deploy the solution at any point in the network and follow a migration path to a network implemented with a consistent architecture from end-to-end.

The Extreme Networks Solution

   Extreme provides end-to-end network switching solutions that meet the requirements of enterprises, service providers and content providers by providing increased performance, scalability, policy-based quality of service, ease of use and lower cost of ownership. Our products share a common ASIC, software and network management architecture that enables Layer 3 switching at wire speed in each of the desktop, segment, server and core areas of the network. In addition, these products are utilized by service providers and content providers for their web-hosting and server co-location operations. Because our products are based on industry standard routing and network management protocols, they are interoperable with existing network infrastructures. We offer policy-based quality of service that controls the delivery of network traffic according to pre-set policies that specify priority and bandwidth limits. All of our switches include integrated web server software that allows the switch to be managed from any browser-equipped desktop. In addition, our Java-based enterprise management software utilizes integrated web server software that allows simplified management from any locally connected computer, or remotely over the Internet.

   The key benefits of Extreme's solutions are:

   High performance. Our products provide 1,000 Mbps Gigabit Ethernet to the network core and Fast Ethernet to the desktops, segments and servers, together with the non-blocking, wire-speed routing of our ASIC-based Layer 3 switching. Using our products, enterprises, service providers and content providers can achieve forwarding rates that are up to 100 times faster than with software-based routers.

   Ease of use and implementation. Our products share a common ASIC, software and network management architecture and offer consistent features for each of the key areas of the network. Our standard-based products can be integrated into and installed within existing enterprise, content provider and service provider networks. Customers can upgrade with Extreme products without needing additional training. ExtremeWare software simplifies network management by enabling customers to manage any of our products remotely through a browser interface.

   Scalability. Our solutions offer enterprises, service providers and content providers the speed and bandwidth they need today with the capability to scale their networks to support demanding applications and traffic growth in the future without the burden of additional training or software or system complexity. Customers who purchase our products can upgrade them to advanced Layer 3 capability because this functionality is built into our ASICs. ExtremeWare Enterprise Manager software simplifies software upgrades by allowing the network manager to upgrade all Extreme switches simultaneously.

   Quality of service. Extreme's policy-based quality of service enables customers to prioritize mission-critical applications by providing industry-leading tools for allocating network resources to specific applications. With our policy-based quality of service, customers can use a web-based interface to identify and control the delivery of traffic from specific applications in accordance with specific policies that are set by the customer. The quality of service functionality of our ASICs allows our policy-based quality of service to be performed at wire speed. In addition to providing priority, customers can allocate specified amounts of bandwidth to specific applications or users.

   Lower cost of ownership. Our products are less expensive than software-based routers, yet offer higher routing performance. Because they share a common hardware, software and management architecture, we believe our products can substantially reduce the cost and complexity of network management and administration. This uniform architecture creates a simpler network infrastructure which leverages the knowledge and resources businesses have invested in Ethernet and the Internet Protocol, thereby requiring fewer resources and less time to maintain.

The Extreme Networks Strategy

   Extreme's objective is to be the leading supplier of end-to-end network solutions to enterprises, service providers and content providers. The key elements of our strategy include:

   Provide easy to use, high-performance, cost-effective switching solutions. We offer customers easy to use, powerful, cost-effective switching solutions that meet the specific demands of switching environments in enterprises, service providers and content providers. Our products provide customers with 1,000 Mbps Gigabit Ethernet and the wire speed, non-blocking routing capabilities of ASIC-based Layer 3 switching. We intend to capitalize on our expertise in Ethernet, IP and switching technologies to develop new products based on our common architecture that meet the future requirements of enterprises, service providers and content providers. These products will offer higher performance with more advanced functionality and features while continuing to reduce total cost of ownership for our customers.

   Expand market penetration. We are focused on product sales to new customers across all of our existing market segments, including enterprises, service providers and content providers, as well as new segments such as metropolitan area networks, or MANs, and on extending our product penetration within our existing customers' networks. Once a customer buys our products for one area of their network, our strategy is to then offer that customer products for other areas. As additional products are purchased, a customer obtains the increased benefits of our end-to-end solution by simplifying their networks, extending policy-based quality of service and reducing costs of ownership while increasing performance.

   Extend switching technology leadership. Our technological leadership is based on our custom ASICs and software and includes our wire-speed, Layer 3 switching, policy-based quality of service, routing protocols and ExtremeWare software. We intend to invest our engineering resources in ASIC and software development and provide leading edge technologies to increase the performance and functionality of our products. We also intend to maintain our active role in industry standards committees such as IEEE and IETF.

   Leverage and expand multiple distribution channels. We distribute our products primarily through resellers and selected OEMs and through our field sales team. To quickly reach a broad, worldwide audience, we have more than 130 resellers in 40 countries, including regional networking system resellers, network integrators and wholesale distributors, and have established relationships with select OEMs. We maintain a field sales force primarily to support our resellers and to focus on select strategic and large accounts. We intend to increase the size of our reseller programs and are developing two tier distribution channels in some regions. To complement and support our domestic and international reseller and OEM channels, we expect to increase our worldwide field sales force.

   Provide high-quality customer service and support. We seek to enhance customer satisfaction and build customer loyalty through the quality of our service and support. We offer a wide range of standard support programs that include emergency telephone support 24 hours a day, seven days a week and advanced replacement of products. In addition, we have designed our products to allow easy service and administration. For example, we can access all of our switches remotely through a standard web browser to configure, troubleshoot and help maintain our products. We intend to continue to enhance the ease of use of our products and invest in additional support services by increasing staffing and adding new programs for our OEMs and resellers. In addition, we also are committed to providing customer-driven product functionality through feedback from key prospects, consultants, channel and OEM partners and customer surveys.

Products

   Extreme provides end-to-end switching solutions that meet the requirements of enterprise LANs, ISPs and content providers by providing increased performance, scalability, policy-based quality of service, ease of use and lower cost of ownership. Our Summit and BlackDiamond switches share a common ASIC, software and management architecture that facilitates a relatively short product design and development cycle, thereby reducing the time-to-market for new products and features. This common architecture enables customers to build an end-to-end enterprise LAN switching solution that has consistent functionality, performance and management to each of the desktop, segment, server and core areas of the LAN. The common architecture and end-to-end functionality of our products also reduces the cost and complexity of network administration and management.

   Our products include two browser-based software application suites, ExtremeWare and ExtremeWare Policy Manager, that enable simple and efficient switch management and configuration. ExtremeWare is a standards-based software suite that delivers policy-based quality of service and enables interoperability with legacy switches and routers. ExtremeWare Policy Manager is an application suite that enables remote configuration and management of multiple switches from a single network station.

   The following table identifies our principal hardware products:

   Product name
   and date of                                Forwarding speed       Per port
  first shipment        Configuration       (packets per second) list price range
- ----------------------------------------------------------------------------------
 The Summit Stackable product family
- ----------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------
 Summit1          8 Gigabit Ethernet ports      11.9 million     $1,500 to $3,000
  October
  1997
- ----------------------------------------------------------------------------------

 Summit4          16 10/100 Mbps                11.3 million     Ethernet:
  March 1998      Ethernet ports                                 $250 to $550
                                                                 Gigabit Ethernet:
                  6 Gigabit Ethernet ports                       $1,400 to $3,000
- ----------------------------------------------------------------------------------

 Summit48         48 10/100 Mbps                10.1 million     Ethernet:
  April 1998      Ethernet ports                                 $140 to $250
                                                                 Gigabit Ethernet:
                  2 Gigabit Ethernet ports                       $570 to $1,000
- ----------------------------------------------------------------------------------

 Summit24         24 10/100 Mbps                5.1 million      Ethernet:
  November        Ethernet ports                                 $195 to $375
  1998                                                           Gigabit Ethernet:
                  1 Gigabit Ethernet port                        $785 to $1,500
- ----------------------------------------------------------------------------------

 Summit           Up to 64 Gbps of           up to 48.0 million  $1,125
  Virtual         bandwidth
  Chassis
  July 1998       8 SummitLink Channels
- ----------------------------------------------------------------------------------
 The BlackDiamond Modular Chassis
- ----------------------------------------------------------------------------------
 BlackDiamond     Up to 256 10/100 Mbps         48.0 million     Ethernet:
  Chassis         Ethernet ports or 48                           $400 to $1,400
  September       Gigabit Ethernet ports in                      Gigabit Ethernet:
  1998            one chassis                                    $2,475 to $11,250
                  10 slots to accommodate
                  a variety of up to 8
                  connectivity modules and
                  1 or 2 management modules

   Desktop Switches

   The enterprise desktop is the portion of the network where individual end-user workstations are connected to a hub or switch. Traditionally, a discrete group of desktop users, or a workgroup, shared a single hub, which connected their workgroup to the rest of the network. In this shared environment, each desktop in the workgroup receives and is burdened by the communication of every other desktop in the workgroup. This topology is effective so long as the majority of traffic remains within the workgroup. As applications have become more bandwidth intensive and as user traffic has migrated outside the workgroup via the Internet or an intranet or extranet, however, the hubs are unable to effectively process this traffic, resulting in diminished desktop performance. Replacing the hub with a Layer 3 switch alleviates this problem by providing a dedicated link for each desktop and eliminating unnecessary broadcasts of information to every desktop in the workgroup. Enterprise desktop switching provides the desktop with features typically found only at the network core, such as redundancy, greater speed and the ability to aggregate multiple switch ports into a single high-bandwidth connection.

   We became an industry leader in Layer 3 switching for the desktop with the introduction of our Summit48 and Summit24 desktop switching products. The Summit48 addresses high-density enterprise desktop connections. This switch features a non-blocking architecture to avoid the loss of data packets. The Summit24, with half the number of ports of the Summit48, is targeted at local wiring closets with moderately dense desktop connections.

   Segment Switches

   Enterprise segment switching involves the switching among workgroups of multiple network desktops. While enterprise segment switching faces the same challenges as desktop switching, it must also address increased congestion from traffic generated by hubs and other devices that enterprises use to connect multiple desktop computers. Our primary product for enterprise segment switching is the chassis-based BlackDiamond. The BlackDiamond chassis addresses the needs of enterprises that interconnect high-density 10/100 Mbps segments. It can also be equipped with switched Gigabit Ethernet connectivity modules to provide high-speed uplinks to servers and switches in the network core.

   Server Switches

   Servers run the applications and store the data needed by all network end-users. In a traditional LAN, most of the network resources needed by any given desktop user, such as printer servers, file servers or database servers, are on the same workgroup segment as the desktop user. The traditional network architecture has been shifting toward more centralized server clusters, or server farms, which require the physical deployment of multiple servers in a single central data center. This new architecture is easier to manage and can be configured in a redundant fashion, thereby reducing the risk of system failure. Additionally, remote offices and telecommuters can access the same server-based data as desktop users, increasing the flexibility of the network to support users wherever they may be located.

   As more people access the network and as server requests increasingly involve more bandwidth-intensive applications, network traffic to and from servers has increased dramatically, causing bandwidth to be consumed by traffic. Servers also communicate with each other, creating a high volume of server-to-server traffic within the server farm. Recent technology developments allow enterprises to install network interface cards that enable connections using Gigabit Ethernet or the aggregation of multiple 100 Mbps ports on a single card. This development increases the communication speed of the servers. In turn, these servers have created the need for switches that can support their higher server-to-server and server-to-end-user communications speeds. Our Summit4 product addresses server switching constraints by providing switched Gigabit Ethernet and multiple 100 Mbps links to the servers, thereby delivering sufficient bandwidth between servers and to clients on attached segments. The BlackDiamond may also be configured to address the needs of a server switching environment that requires higher port density and modular configuration flexibility.

   Core Switches

   The network core is the most critical point in the network, as it is where the majority of network traffic, including desktop, segment and server traffic, converges. Network core switching involves switching traffic from the desktops, segments and servers within the network. Because of the high-traffic nature of the network core, wire-speed Layer 3 switching, scalability, a non-blocking hardware architecture, fault-tolerant mission-critical features, redundancy, link aggregation, the ability to support a variety of high-density "speeds and feeds" and the ability to accommodate an increasing number of high-capacity backbone connections are critical in core switching. Our network core products satisfy these criteria and include the BlackDiamond, the Summit1 and the Summit Virtual Chassis.

   The BlackDiamond switch includes the fault-tolerant features associated with mission-critical enterprise-class Layer 3 switching, including redundant system management and switch fabric modules, hot-swappable modules and chassis components, load-sharing power supplies and management modules, up to four 10 Mbps, 100 Mbps, or 1,000 Mbps aggregated links, dual software images and system configurations, spanning tree and multipath routing, and redundant router protocols for enhanced system reliability. In addition, our Summit1 switch, which interconnects multiple Gigabit Ethernet backbones from various parts of the network, is well-suited for network core applications that require lower density backbone connections. The Summit Virtual Chassis is a high-speed external backplane that interconnects multiple Summit or BlackDiamond switches. The Summit Virtual Chassis enables network flexibility by interconnecting geographically dispersed or co-located Summit and BlackDiamond switches, thereby creating a distributed core.

   ExtremeWare

   Our ExtremeWare software suite is pre-installed on every Summit and BlackDiamond switch. For Extreme switches that are Layer 3 enabled, ExtremeWare delivers policy-based quality of service capabilities and supports a range of routing protocols that enable interoperability with legacy switches and routers. Our policy-based quality of service also enables network managers to define numerous levels of control, or policies, that determine the amount of bandwidth available to a group of users or network devices at a given time. The policies can describe traffic based on port number, protocol type, VLAN, or Layer 2, Layer 3 or Layer 4 information. Using 802.1p and 802.1Q for VLAN tagging, policy-based quality of service is passively signaled across the network to enable standards-based interoperability. For Extreme switches that are Layer 2 enabled, ExtremeWare provides policy-based quality of service and supports a range of standards-based management and Layer 2 protocols. In addition, the basic Layer 3 version of ExtremeWare can be upgraded to advanced Layer 3 via software that may be downloaded from the web.

   ExtremeWare Policy Manager

   ExtremeWare Policy Manager simplifies the task of managing and configuring groups of our switches. With ExtremeWare Policy Manager, an entire network of our switches can be managed from a single management console using a standard web browser. This enterprise-wide management enables VLANs and policy-based quality of service to be established and managed for the entire LAN. ExtremeWare Policy Manager can also manage centralized and distributed stacks of Summit switches and the Summit Virtual Chassis as aggregated entities. ExtremeWare Policy Manager can be accessed using any Java-enabled browser. The ExtremeWare Policy Manager application and database support both Microsoft Windows NT and Sun Microsystems' Solaris. The ExtremeWare Policy Manager client can be launched from within the HP OpenView Network Node Manager application. In May 1999, we introduced our Enterprise Policy System, a multi-vendor policy system providing layer independent policy enforcement, address mapping capability and multi-vendor support.

Customers

   The following table is a partial list of customers that have purchased in excess of $100,000 of our products since January 1, 1998:

Amoco                          Harbor-UCLA Medical Center  Playboy
AT&T                           Hewlett-Packard Company     PSINet
Barnes and Noble               Honeywell                   Qwest
British Telecom                IXNet                       Raytheon
Cable & Wireless (UK)          Knight Securities           Real Networks
Chiba Kougyou University       Lockheed Martin             Reuters
Compaq                         Microsoft                   Saudi Aramco Oil Company
Danish Post                    Mindspring                  Schlumberger
Dell Computer                  MIT Lincoln Labs            Shell Oil
Digital Domain                 MSNBC                       Sun Microsystems
eToys                          Navistar                    Tandem Computers
Enron Corporation              NVIDIA                      UC Riverside
Excite@Home                    Osaka Prefecture University U.S. Air Force
First Technology Credit Union  Pennzoil                    Worldvision

   In fiscal 1999, Compaq and Hitachi Cable accounted for 21% and 13%, respectively, of our net revenue. Compaq is both an OEM and an end-user customer. End-user sales to Compaq include sales to its subsidiaries, Tandem and Digital.

Sales and Marketing

   Extreme's sales and marketing strategy is focused on domestic and international resellers, OEMs and field sales.

   Resellers. We have entered into agreements to sell our products through more than 130 resellers in 40 countries. Our resellers include regional networking system resellers, resellers who focus on specific vertical markets, network integrators and wholesale distributors. We provide training and support to our resellers and our resellers generally provide the first level of support to end users of our products. We intend to increase the number of our reseller relationships, to target vertical markets and support a two-tier distribution channel.

   OEMs. We have established four key OEM relationships with leaders in the telecommunications, personal computer and computer networking industries. For fiscal 1999, sales to our OEMs accounted for 20% of our net revenue. Compaq, which is both an OEM and an end-user customer, accounted for 21% of our net revenue in fiscal 1999. We intend to maintain a limited number of relationships with key strategic OEMs who may offer products or distribution channels that compliment ours. Each of our OEMs resells our products under its own name. We believe that our OEM relationships enhance our ability to sell and provide support to large organizations because certain end-user organizations may prefer to do business with very large suppliers. We anticipate that OEM sales will decline as a percentage of net revenue as we expand our reseller and fields sales efforts.

   Field sales. We have designed and established our field sales organization to support and develop leads for our resellers and to establish and maintain a limited number of key accounts and strategic customers. To support these objectives, our field sales force:

  . assists end-user customers in finding solutions to complex network system and architecture problems;

  . differentiates the features and capabilities of our products from competitive offerings;

  . continually monitors and understands the evolving networking needs of enterprise customers;

  . promotes our products and ensures direct contact with current and potential customers; and

  .  monitors the changing requirements of our customers.

   As of June 30, 1999, Extreme's worldwide sales and marketing organization included 116 individuals, including managers, sales representatives, and technical and administrative support personnel. We have domestic sales offices located in major metropolitan areas, including Atlanta, Boston, Chicago, Dallas, Houston, Los Angeles, New York, San Jose, Seattle and Washington DC. In addition, we have international sales offices located in France, Germany, Hong Kong, Italy, Japan, The Netherlands, Sweden and the United Kingdom.

   International sales. We believe that there is a strong international market for our switching products. Our international sales are conducted primarily through our overseas offices and foreign resellers. Sales to customers outside of North America accounted for approximately 53% of our net revenue in fiscal 1999.

   Marketing. We have a number of marketing programs to support the sale and distribution of our products and to inform existing and potential enterprise customers and our resellers and OEMs about the capabilities and benefits of our products. Our marketing efforts include participation in industry tradeshows, technical conferences and technology seminars, preparation of competitive analyses, sales training, publication of technical and educational articles in industry journals, maintenance of our web site, advertising and public relations. In addition, we have begun to develop an e-commerce business directed at resellers. We also participate in third-party, independent product tests.

Customer Service and Support

   Our customer service and support organization maintains and supports products sold by our field sales force to end users, and provides technical support to our resellers and OEMs. Generally, our resellers and OEMs provide installation, maintenance and support services to their customers and we assist our resellers and OEMs in providing such support.

   In addition to designing custom maintenance programs to satisfy specific customer requirements, we also offer several standard maintenance programs to our resellers and customers, including ExtremeAssist1 and ExtremeAssist2.

   ExtremeAssist1. This program is designed for customers which have strong technical networking skills and are interested in keeping service and support costs to a minimum. With ExtremeAssist1, the customers' information technology organizations provide first-level support for configuration, hardware and trouble shooting, while our technical assistance center provides advanced second-level support on an essential need basis. The ExtremeAssist1 program includes 2 hour telephone response time, 10 e-mail inquiries per month and responses within 24 hours, rapid-response emergency telephone support 24 hours a day, seven days a week and 72-hour advanced replacement of hardware.

   ExtremeAssist2. This program is designed for mission-critical environments that require the highest degree of network availability, data integrity and end-user productivity. The ExtremeAssist2 program includes 1 hour telephone response time, unlimited e-mail inquiries and next business-day responses, rapid-response emergency/ network down telephone support 24 hours a day, seven days a week and next business-day advance replacement of hardware.

   With the ExtremeAssist1 and ExtremeAssist2 programs, our customers are able to access our web-based database to immediately obtain software updates, bug lists, technical support alerts and on-line documentation. We typically provide end users with a one-year hardware and 90-day software warranty. We also offer various training courses for their third-party resellers or end-user customers.

Manufacturing

   We outsource the majority of our manufacturing and supply chain management operations, and we conduct quality assurance, manufacturing engineering, documentation control and repairs at our facility in Santa Clara, California. This approach enables us to reduce fixed costs and to provide flexibility in meeting market demand. Where cost-effective, we may begin to perform certain of our non-manufacturing outsourced operations in-house.

   Currently, we use two contract manufacturers--Flextronics, located in San Jose, California, to manufacture our Summit1, Summit2 and Summit4 and BlackDiamond products and MCMS, located in Boise, Idaho, to manufacture our Summit24 and Summit48 products. Each of these manufacturing processes and procedures is ISO 9002 certified. We design and develop the key components of our products, including ASICs, printed circuit boards and software. In addition, we determine the components that are incorporated in our products and select the appropriate suppliers of such components. Product testing and burn-in is performed by our contract manufacturers using tests we specify and automated testing equipment. We also use comprehensive inspection testing and statistical process controls to assure the quality and reliability of our products. We intend to regularly introduce new products and product enhancements, which will require that we rapidly achieve volume production by coordinating our efforts with those of our suppliers and contract manufacturers. See "Risk Factors--Extreme Needs to Expand Its Manufacturing Operations and Depends on Contract Manufacturers for Substantially All of Its Manufacturing Requirements."

   Although we use standard parts and components for our products where possible, we currently purchase several key components used in the manufacture of our products from single or limited sources. Our principal single-sourced components include:

  .  ASICs;

  .  microprocessors;

  .  programmable integrated circuits;

  .  selected other integrated circuits;

  .  cables; and

  .  custom-tooled sheet metal.

   Our principal limited-source components include:

  .  flash memories;

  .  DRAMs;

  .  SRAMs; and

  .  printed circuit boards.

   Generally, purchase commitments with our single or limited source suppliers are on a purchase order basis. LSI Logic manufacturers all of our ASICs which are used in all of our switches. Any interruption or delay in the supply of any of these components, or the inability to procure these components from alternate sources at acceptable prices and within a reasonable time, would materially adversely affect our business, operating results and financial condition. While we do not believe that the recent earthquakes in Taiwan will disrupt our supply of our single- or limited-sourced components, we cannot assure you that this natural disaster will not interrupt or delay our ability to procure components. In addition, qualifying additional suppliers can be time-consuming and expensive and may increase the likelihood of errors.

   We use a rolling six-month forecast based on anticipated product orders to determine our material requirements. Lead times for materials and components we order vary significantly, and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. See "Risk Factors--Extreme Purchases Several Key Components for Products From Single or Limited Sources and Could Lose Sales if These Sources Fail to Fill Its Needs" and "--Extreme Needs To Expand Its Manufacturing Operations and Depends on Contract Manufacturers for Substantially All of Its Manufacturing Requirements."

Research and Development

   We believe that our future success depends on our ability to continue to enhance our existing products and to develop new products that maintain technological competitiveness. We focus our product development activities on solving the needs of enterprises, service providers and content providers. We monitor changing customer needs and work closely with users, value-added resellers and distributors, and market research organizations to monitor changes in the marketplace. We design our products around current industry standards and will continue to support emerging standards that are consistent with our product strategy.

   Our products have been designed to incorporate the same core ASICs and software and system architecture, facilitating a relatively short product design and development cycle and reducing the time to market for new products and features. We have utilized this architectural design to develop and introduce other product models and enhancements since the introduction of our first products in 1997. We intend to continue to utilize this architectural design to develop and introduce additional products and enhancements in the future.

   We are undertaking development efforts for our family of products with emphasis on increasing reliability, performance and scalability and reducing the overall network operating costs to end users. We are developing a new chipset which will be compatible with our existing architecture. We expect to ship new products that incorporate the new chipset in this fiscal year. We are also focusing on cost reduction engineering to reduce the cost of our products. There can be no assurance that our product development efforts will result in commercially successful products, or that our products will not be rendered obsolete by changing technology or new product announcements by other companies. See "Risk Factors--Extreme's Market is Subject to Rapid Technological Change and to Compete, Extreme Must Continually Introduce New Products that Achieve Broad Market Acceptance."

Competition

   The market for network switches is part of the broader market for networking equipment, which is dominated by a few large companies, particularly Cabletron Systems, Cisco Systems, Nortel and 3Com. Each of these companies has introduced, or has announced its intention to develop, switches that are or may be competitive with our products. For example, in January 1999, Cisco announced its Catalyst 6000 family of chassis-based switches. In addition, there are a number of large telecommunications equipment providers, including Alcatel, Lucent Technologies, Nokia and Nortel Networks, which have entered the market for network equipment, particularly through acquisitions of public and privately held companies. For example, in January 1998, Lucent acquired Prominet, a private switching company. We expect to face increased competition, particularly price competition, from these and other telecommunications equipment providers. We also expect to compete with other public and private companies that offer switching solutions, such as Alteon WebSystems and Foundry Networks. These vendors may develop products with functionality similar to our products or provide alternative network solutions. Our OEMs may compete with us with their current products or products they may develop, and with the products they purchase from us. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to develop and offer competitive products. Furthermore, we compete with numerous companies that offer routers and other technologies and devices that traditionally have managed the flow of traffic on enterprise or service provider in networks.

   Many of our current and potential competitors have longer operating histories and substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger installed customer base, than we do. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. In addition, competitors with a large installed customer base may have a significant competitive advantage over us. We have encountered, and expect to continue to encounter, many potential customers who are extremely confident in and committed to the product offerings of our principal competitors, including Cabletron Systems, Cisco Systems, Nortel Networks and 3Com. Accordingly, such potential customers may not consider or evaluate our products. When such potential customers have considered or evaluated our products, we have in the past lost, and expect in the future to lose, sales to some of these customers as large competitors have offered significant price discounts to secure such sales.

   We believe the principal competitive factors in the network switching market are:

  . expertise and familiarity with network protocols, network switching and network management;

  .  product performance, features, functionality and reliability;

  .  price/performance characteristics;

  .  timeliness of new product introductions;

  .  adoption of emerging industry standards;

  .  customer service and support;

  .  size and scope of distribution network;

  .  brand name;

  .  access to customers; and

  .  size of installed customer base.

   We believe we compete favorably with our competitors with respect to each of the foregoing factors. However, because many of our existing and potential competitors have longer operating histories, greater name recognition, larger customer bases and substantially greater financial, technical, sales, marketing and other resources, they may have larger distribution channels, stronger brand names, access to more customers and a larger installed customer base than we do. Such competitors may, among other things, be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to distribution partners than we can. To remain competitive, we believe we must, among other things, invest significant resources in developing new products and enhancing our current products and maintain customer satisfaction worldwide. If we fail to do so, our products will not compete favorably with those of our competitors which will materially adversely affect our business. See "Risk Factors--Intense Competition in the Market for Networking Equipment Could Prevent Extreme From Increasing Revenue and Prevent Extreme From Sustaining Profitability."

Intellectual Property

   We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have been issued one patent in the U.S. We have filed twelve patent applications in the U.S. and selected countries abroad relating to the architecture of our network switches and quality of service features. There can be no assurance that these applications will be approved, that any issued patents will protect our intellectual property or that they will not be challenged by third parties. Furthermore, there can be no assurance that others will not independently develop similar or competing technology or design around any patents that may be issued. We also have six pending trademark applications in the U.S.

   We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. In addition, we provide our software products to end-users primarily under "shrink-wrap" license agreements included within the packaged software. These agreements are not negotiated with or signed by the licensee, and thus these agreements may not be enforceable in some jurisdictions. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. There can be no assurance that these precautions will prevent misappropriation or infringement of our intellectual property. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

   The networking industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the data communications and networking markets have extensive patent portfolios with respect to networking technology. From time to time, third parties, including these leading companies, have asserted and may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies and related standards that are important to us. We expect that we may increasingly be subject to infringement claims as the numbers of products and competitors in the market for network switches grow and the functionality of products overlaps. In this regard, in February 1999, we received verbal communications from one of our OEM customers that one of these companies believes that our products may infringe patents pertaining to a Gigabit Ethernet industry standard, which standard was developed by committees and includes contributions from numerous parties. As such, it is not currently known whether a license is necessary; however, if it is determined to be necessary, we believe that a license would be made available in a timely and non-discriminatory manner and on reasonable terms.

   Although we have not been a party to any litigation asserting claims that allege infringement of intellectual property rights, we cannot assure you that we will not be a party to litigation in the future. In addition, we cannot assure you that third parties will not assert additional claims or initiate litigation against us or our manufacturers, suppliers or customers alleging infringement of their proprietary rights with respect to existing or future products.

   We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights to determine the scope and validity of our proprietary rights. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the proprietary rights on a timely basis, our business, operating results and financial condition could be materially adversely affected.

Employees

   As of June 30, 1999, we employed 249 persons, including 116 in sales and marketing, 62 in research and development, 33 in operations and 38 in finance and administration. We have never had a work stoppage and no personnel are represented under collective bargaining agreements. We consider our employee relations to be good.

   We believe that our future success will depend on our continued ability to attract, integrate, retain, train and motivate highly qualified personnel, and upon the continued service of our senior management and key personnel. None of our personnel is bound by an employment agreement. Competition for qualified personnel is intense, particularly in the San Francisco Bay Area, where our headquarters is located. At times we have experienced difficulties in attracting new personnel. There can be no assurance that we will successfully attract, integrate, retain and motivate a sufficient number of qualified personnel to conduct our business in the future. See "Risk Factors--If Extreme Loses Key Personnel or is Unable to Hire Additional Qualified Personnel as Necessary, It May Not Be Able to Successfully Manage Its Business or Achieve Its Objectives."

Facilities

   Our principal administrative, sales, marketing and research development facilities are located in an approximately 77,000 square feet facility located in Santa Clara, California which we moved to in March 1999. The Company believes that suitable additional space will be available as needed to accommodate any further physical expansion of corporate operations and for any additional sales offices. We also lease office space in Connecticut, Florida, Georgia, Illinois, Massachusetts, New Jersey, Texas, Washington, Washington D.C. and Wisconsin and in Germany, Hong Kong, Japan, The Netherlands and the United Kingdom.

Legal Proceedings

   We are not aware of any pending legal proceedings against us that, individually or in the aggregate, would have a material adverse effect on our business, operating results or financial condition. We may in the future be party to litigation arising in the course of our business, including claims that we allegedly infringe third-party trademarks and other intellectual property rights. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

                                  MANAGEMENT

Directors and Executive Officers

   The following table sets forth information regarding the executive officers and directors of Extreme as of August 31, 1999:

Name                  Age                       Position
- ----                  ---                       --------
Gordon L. Stitt......  43 President, Chief Executive Officer and Chairman
Stephen Haddock......  41 Vice President and Chief Technical Officer
Herb Schneider.......  40 Vice President of Engineering
June Hull............  44 Vice President of Human Resources
William Kelly........  48 Vice President of Corporate Development
Vito E. Palermo......  35 Vice President, Chief Financial Officer and Secretary
George Prodan........  46 Vice President of Marketing
Paul Romeo...........  50 Vice President of Operations
Harry Silverglide....  53 Vice President of Sales
Charles
 Carinalli(1)........  51 Director
Promod Haque(2)......  51 Director
Lawrence K. Orr(2)...  42 Director
Peter Wolken(1)......  65 Director

- --------
(1) Member of the compensation committee.
(2) Member of the audit committee.

   Gordon L. Stitt. Mr. Stitt co-founded Extreme in May 1996 and has served as President, Chief Executive Officer and a director of Extreme since its inception. From 1989 to 1996, Mr. Stitt worked at another company he co-founded, Network Peripherals, a designer and manufacturer of high-speed networking technology. He served first as its Vice President of Marketing, then as Vice President and General Manager of the OEM Business Unit. Mr. Stitt holds an MBA from the Haas School of Business of the University of California, Berkeley and a BSEE/CS from Santa Clara University.

   Stephen Haddock. Mr. Haddock co-founded Extreme in May 1996 and has served as Vice President and Chief Technical Officer of Extreme since its inception. From 1989 to 1996, Mr. Haddock worked as Chief Engineer at Network Peripherals. Mr. Haddock is a member of IEEE, an editor of the Gigabit Ethernet Standard and Chairman of the IEEE 802.3ad link aggregation committee. Mr. Haddock holds an MSEE and a BSME from Stanford University.

   Herb Schneider. Mr. Schneider co-founded Extreme in May 1996 and has served as Vice President of Engineering of Extreme since its inception. From 1990 to 1996, Mr. Schneider worked as Engineering Manager at Network Peripherals and was responsible for the development of LAN switches. From 1981 to 1990, Mr. Schneider held various positions at National Semiconductor, a developer and manufacturer of semiconductor products, where he was involved in the development of early Ethernet chipsets and FDDI chipsets. Mr. Schneider holds a BSEE from the University of California, Davis.

   June Hull. Ms. Hull has served as Vice President of Human Resources since September 1999. From October 1996 to August 1999, she served as Regional Director of Human Resources and Corporate Director of Human Resources at Netscape Communications, an e-commerce company. From April 1989 to September 1996, she served in a variety of senior Human Resource management positions for Apple Computer, Inc.

   William Kelly. Mr. Kelly has served as Vice President of Corporate Development of Extreme since January 1999. From October 1996 to January 1999, he served as Vice President of Finance and Chief Financial Officer of Extreme. From August 1995 to October 1996, he served as Vice President of Worldwide Finance and

Chief Financial Officer at SCM Microsystems, a manufacturer of personal computer smart-card technology. From March 1991 to June 1995, Mr. Kelly served in various positions at Network Peripherals, most recently as Vice President, Controller and Treasurer. Mr. Kelly holds a BBA in accounting from Loyola University, Chicago and is a Certified Public Accountant.

   Vito E. Palermo. Mr. Palermo has served as Vice President, Chief Financial Officer and Secretary of Extreme since January 1999. From January 1997 to January 1999, he served as Senior Vice President, Chief Financial Officer and Secretary of Metawave Communications, a wireless communications company. From 1992 to 1996, Mr. Palermo served in various financial management positions at Bay Networks, a networking communications company, most recently serving as Vice President and Corporate Controller and previously serving as Director of Technology Finance, Corporate Financial and Planning Manager, and Manufacturing and Customer Service Controller. Mr. Palermo holds an MBA from St. Mary's College and a BS in Business Administration from California State University.

   George Prodan. Mr. Prodan has served as Vice President of Marketing of Extreme since February 1997. From January 1994 to January 1997, he served as Director of Marketing and Senior Director of Worldwide Channels at FORE Systems, a networking equipment company. From April 1991 to December 1993, he served as a product line manager for a division of 3Com, a networking company. He holds an MS in Instructional Communications from Shippensburg State University and a BS in Industrial Arts Education from California State University.

   Paul Romeo. Mr. Romeo has served as Vice President of Operations of Extreme since April 1997. From 1989 to 1997, he served as Vice President of Operations at Compression Labs, a videoconferencing company. Mr. Romeo holds an MBA from Santa Clara University and a BS in Engineering/Production Management from the University of Illinois.

   Harry Silverglide. Mr. Silverglide has served as Vice President of Sales of Extreme since January 1997. From May 1995 to January 1997, he served as Vice President of Western Region Sales for Bay Networks. From July 1994 to May 1995, he served as Vice President of Sales for Centillion Networks, a provider of LAN switching products which was acquired by Bay Networks in 1995. From April 1984 to July 1994, he worked in sales and senior sales management positions at Ungermann Bass, a network communications company.

   Charles Carinalli. Mr. Carinalli has served as a director of Extreme since October 1996. Since December 1996, Mr. Carinalli has been President, Chief Executive Officer and a director of Wavespan, a developer of wireless broadband access systems. From 1970 to 1996, Mr. Carinalli served in various positions and most recently served as Senior Vice President and Chief Technical Officer for National Semiconductor. Mr. Carinalli holds an MSEE from Santa Clara University and a BSEE from the University of California, Berkeley.

   Promod Haque. Mr. Haque has served as a director of Extreme since May 1996. Mr. Haque joined Norwest Venture Partners in November 1990 and is currently Managing General Partner of Norwest Venture Partners VII, General Partner of Norwest Venture Partners VI and General Partner of Norwest Equity Partners V and IV. Mr. Haque currently serves as a director of Information Advantage, Prism Solutions, Raster Graphics, Connect, Transaction Systems Architects and several privately held companies. Mr. Haque holds a PhDEE and a MSEE from Northwestern University, an MM from the J.L. Kellogg Graduate School of Management, Northwestern University and a BSEE from the University of Delhi, India.

   Lawrence K. Orr. Mr. Orr has served as a director of Extreme since May 1996. Since January 1991, he has been General Partner of Trinity Ventures, the general partner of a privately held group of venture capital partnerships, and he was an employee of Trinity Ventures from 1989 to 1991. Mr. Orr currently serves as a director of several privately held companies. Mr. Orr holds an MBA from Stanford University and a BA in Mathematics from Harvard University.

   Peter Wolken. Mr. Wolken has served as a director of Extreme since May 1996. He currently serves as General Partner of AVI Management Partners, which manages various private venture capital limited partnerships. He co-founded AVI Management Partners in 1981. He serves as a director of Full Time Software and several privately held technology companies in Silicon Valley. Mr. Wolken holds a BFT in International Marketing from the American Graduate School for International Management and a BS in Mechanical Engineering from the University of California, Berkeley.

Board Committees

   The audit committee is primarily responsible for reviewing audited financial statements and accounting practices of Extreme, and for considering and recommending the employment of, and approving the fee arrangements with, independent accountants for both audit functions and for advisory and other consulting services. The audit committee is currently comprised of Messrs. Orr and Haque. The compensation committee is primarily responsible for reviewing and approving the compensation and benefits for our key executive officers, administering our employee benefit plans and making recommendations to the board regarding such matters. The compensation committee is currently comprised of Messrs. Wolken and Carinalli.

Director Compensation

   Directors are entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with their attendance at board and board committee meetings.

Compensation Committee Interlocks and Insider Participation

   The compensation committee is composed of Messrs. Wolken and Carinalli. No interlocking relationship exists between the board or compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. The compensation committee reviews and approves the compensation and benefits for our key executive officers, administers our employee benefit plans and makes recommendations to the board regarding such matters.

Change of Control Arrangements

   Shares subject to options granted under our Amended 1996 Stock Option Plan will generally vest over four years, with 25% of the shares vesting after one year and the remaining shares vesting in equal monthly increments over the following 36 months. The options and stock purchase agreements granted to our executive officers and our outside director provide for accelerated vesting of the shares in the event of a "transfer of control," as defined in the option or stock purchase agreement, of Extreme.

   This form of agreement provides that if, as of the date of the transfer of control, less than 75% of the total option shares are vested, the number of vested shares will be increased, as of the date of the transfer of control, to the lesser of 75% of the total option shares, or the sum of the number of vested shares, which are determined under the standard vesting schedule, plus 50% of the unvested shares, which are determined under the standard vesting schedule. After the transfer of control, the remaining unvested shares will vest in equal monthly increments over the longer of 50% of the period beginning on the date of the transfer of control and ending on the date four years after the option grant date or 12 months.

Executive Compensation

   The following table sets forth information concerning the compensation paid to Extreme's Chief Executive Officer and each of Extreme's four other most highly compensated executive officers (collectively, the "Named Executive Officers") during fiscal 1998 and fiscal 1999:

                          Summary Compensation Table

                                                                    Long Term
                                       Annual Compensation        Compensation
                                --------------------------------- -------------
                                                     Other Annual Awards Option
Name and Principal Position     Year  Salary  Bonus  Compensation  Shares (1)
- ---------------------------     ---- -------- ------ ------------ -------------
Gordon L. Stitt................ 1999 $164,167 $  --      (2)         200,000
  President, Chief Executive
  Officer and                   1998  129,167    --      (2)             --
  Chairman
Stephen Haddock................ 1999  140,626    --      (2)         135,000
  Vice President and Chief
   Technical Officer            1998  117,500    --      (2)             --
Paul Romeo..................... 1999  142,084    --      (2)          50,000
  Vice President of Operations  1998  135,000    --      (2)             --
Herb Schneider................. 1999  140,626    --      (2)         135,000
  Vice President of Engineering 1998  117,500    --      (2)             --
Harry Silverglide(3)........... 1999  150,000 32,125   $130,417       80,000
  Vice President of Sales       1998  100,000 20,000     72,600          --

- --------
(1) These options were granted pursuant to our 1996 Stock Option Plan.
(2) Total amount of personal benefits paid to this executive officer during the fiscal year was less than the lesser of $50,000 or 10% of such executive officer's total reported salary and bonus.
(3) Other annual compensation amount related to commissions paid to Mr. Silverglide based on total sales and account wins during the fiscal year.

                                 Option Grants

   The following table provides the specified information concerning grants of options to purchase our common stock made during the fiscal year ended June 30, 1999 to the persons named in the Summary Compensation Table.

                    Stock Option Grants In Last Fiscal Year

                                Individual Grants in Fiscal 1999          Potential Realizable
                         ---------------------------------------------- Value at Assumed Annual
                            Number      % of Total                        Rates of Stock Price
                         of Securities   Options    Exercise            Appreciation for Option
Name                      Underlying    Granted to  or Base                     Term(3)
- ----                        Options    Employees in Price(2) Expiration ------------------------
                          Granted(1)   Fiscal Year   ($/Sh)     Date       5%($)       10%($)
                         ------------- ------------ -------- ---------- ------------ -----------
Gordon L. Stitt.........    200,000        7.1%      $5.75    10/16/08  $ 20,555,026 $33,411,613
Stephen Haddock.........    135,000        4.8        5.75    10/16/08    13,874,623  22,552,839
Paul Romeo..............     50,000        1.8        5.75    10/16/08     5,138,757   8,352,904
Herb Schneider..........    135,000        4.8        5.75    10/16/08    13,874,623  22,552,839
Harry Silverglide.......     80,000        2.8        5.75    10/16/08     8,222,101  13,364,645

- --------
(1) Options granted in fiscal 1999 under our 1996 Stock Option Plan generally vest over four years, with 25% of the shares vesting after one year and the remaining shares vesting in equal monthly increments over the following 36 months. Under the option plan, the board of directors retains discretion to modify the terms, including the price of outstanding options. We have a right of repurchase as to any unvested shares upon optionee's termination of employment at their original exercise price. See "--Change of Control Arrangements."
(2) All options were granted at fair market value on the date of grant.
(3) Potential realizable values are calculated based on the assumption that the fair market value of the common stock at the date of grant is the public offering price of $66.625, and are net of exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only, in accordance with the Securities and Exchange Commission's rules. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock, overall market conditions and the option holders' continued employment through the vesting period. The amounts reflected in this table may not necessarily be achieved.

                         Option Exercises and Holdings

   The following table provides the specified information concerning exercises of options to purchase our common stock in the fiscal year ended June 30, 1999 and unexercised options held as of June 30, 1999 by the persons named in the Summary Compensation Table. A portion of the shares subject to these options may not yet be vested and may be subject to repurchase by us at a price equal to the option exercise price, if the corresponding options were exercised before such shares had vested.

                            Fiscal Year-End Options

                                                                               Value in Dollars of
                                                        Number of Securities   Unexercised In-The-
                                                       Underlying Unexercised   Money Options at
                                                         Options at 6/30/99          6/30/99
                                                       ---------------------- ---------------------
                         Shares Acquired     Value       Exercisable(1)(2)       Exercisable(2)
Name                       on Exercise    Realized ($)    Unexercisable(3)      Unexercisable(4)
- ----                     --------------- ------------- ---------------------- ---------------------
Gordon L. Stitt.........       --            $--           33,333     166,667 $1,743,733 $8,718,768
Stephen Haddock.........       --             --           22,500     112,500  1,177,032  5,885,157
Paul Romeo..............       --             --            8,332      41,668    435,868  2,179,758
Herb Schneider..........       --             --           22,500     112,500  1,177,032  5,885,157
Harry Silverglide.......       --             --           13,333      66,667    697,483  3,487,518

- --------
(1) Options granted in fiscal 1999 under our 1996 Stock Option Plan generally vest over four years, with 25% of the shares vesting after one year and the remaining shares vesting in equal monthly increments over the following 36 months. Under the option plan, the board of directors retains discretion to modify the terms, including the price of outstanding options. We have a right of repurchase as to any unvested shares upon optionee's termination of employment at their original exercise price. See "--Change of Control Arrangements."
(2) Represents shares which are immediately exercisable and/or vested. Based on the closing price of $58.0625, as reported on the Nasdaq National Market on June 30, 1999, less the exercise price.
(3) Represents shares which are unvested and/or not immediately exercisable.
(4) Based on the closing price of $58.0625, as reported on the Nasdaq National Market on June 30, 1999, less the exercise price.

Amended 1996 Stock Option Plan

   Our Amended 1996 Stock Option Plan was adopted by the board of directors in September 1996 and subsequently approved by the stockholders. This plan provides for the grant of incentive stock options as defined in Section 422 of the Code, to employees and for the grant of nonstatutory stock options to employees, non-employee directors and consultants.

   As of June 30, 1999, 17,014,309 shares are reserved for issuance under the Amended 1996 Stock Option Plan, of which 6,702,325 shares of common stock have been issued upon the exercise of options, options to purchase a total of 4,878,767 shares at a weighted average exercise price of $6.08 per share were outstanding, and 5,433,217 shares were available for future option grants.

   The Amended 1996 Stock Option Plan is administered by the board of directors or a committee thereof. Subject to the provisions of this plan, the board, or a committee of the board, has the authority to select the persons to whom options are granted and determine the terms of each option, including:

  .   the number of shares of common stock covered by the option;

  .   when the option becomes exercisable;

  . the per share option exercise price, which, in the case of incentive stock options, must be at least 100% of the fair market value of a share of common stock as of the date of grant, in the case of options granted to persons who own 10% or more of the total combined voting power of Extreme or any parent or subsidiary of Extreme, must be at least 110% of the fair market value of a share of common stock as of the date of grant, and, in the case of nonstatutory stock options, must be at least 85% of the fair market value of a share of common stock as of the date of grant; and

  . the duration of the option, which may not exceed ten years, or 5 years for incentive stock options granted to a person who owns 10% or more of the total combined voting power of Extreme.

   Generally, options granted under the Amended 1996 Stock Option Plan vest over four years, and are non-transferable other than by will or the laws of descent and distribution. In the event of certain changes in control of Extreme, the acquiring or successor corporation may assume or substitute for options outstanding under the Amended 1996 Stock Option Plan, or such options shall terminate. Certain options granted to officers of Extreme provide for partial acceleration upon a change in control of Extreme.

1999 Employee Stock Purchase Plan

   A total of 1,000,000 shares of common stock have been reserved for issuance under our 1999 Employee Stock Purchase Plan, none of which had been issued as of June 30, 1999. This stock purchase plan, which is intended to qualify under
Section 423 of the Code, is administered by the board or by a committee thereof. Employees, including officers and directors of Extreme who are also employees, of Extreme or any subsidiary designated by the board for participation in this stock purchase plan are eligible to participate in the stock purchase plan if such persons are customarily employed for more than 20 hours per week and more than five months per year. The stock purchase plan will be implemented by consecutive offering periods generally 12 months in duration. However, the first offering period under the stock purchase plan commenced on April 9, 1999 and terminate on April 30, 2000. Each offering period under the stock purchase plan will generally be comprised of four three-month purchase periods, with shares purchased on the last day of each purchase period. The board may change the dates or duration of one or more offering periods, but no offering period may exceed 27 months.

   The 1999 Employee Stock Purchase Plan permits eligible employees to purchase shares of common stock through payroll deductions at a price no less than 85% of the lower of the fair market value of the common stock on the first or the last day of the offering period. Participants generally may not purchase more than 625 shares on the last day of each purchase period or stock having a value, measured at the beginning of the offering period, greater than $25,000 in any calendar year. In addition, no more than 100,000 shares may be purchased by all participants on the last day of each purchase period. In the event of a change in control of Extreme, the board may accelerate the date on which common stock may be purchased in the then current purchase period to a date prior to the change in control, or the acquiring corporation may assume or replace the outstanding purchase rights under the stock purchase plan.

401(k) Plan

   Extreme provides a tax-qualified employee savings and retirement plan, commonly known as a 401(k) plan, which covers our eligible employees. Pursuant to the 401(k) plan, employees may elect to reduce their current annual compensation up to the lesser of 20% or the statutorily prescribed limit, which is $10,000 in calendar year 1999, and have the amount of the reduction contributed to the 401(k) plan. The 401(k) plan is intended to qualify under Sections 401(a) and 401(k) of the Code, so that contributions by Extreme or our employees to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions will be deductible by Extreme when made. The trustee of the 401(k) plan invests the assets of the 401(k) plan in the various investment options as directed by the participants.

Limitation of Liability and Indemnification

   Pursuant to the provisions of the Delaware General Corporation Law, Extreme has adopted provisions in its certificate of incorporation which eliminate the personal liability of its directors for a breach of fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to Extreme or its stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . under section 174 of the Delaware General Corporation Law regarding unlawful stock repurchase and dividend payment; or

  . for any transaction from which the director derived an improper personal benefit.

   Extreme's certificate of incorporation also allows Extreme to indemnify its officers, directors and other agents to the full extent permitted by Delaware law. Extreme intends to enter into indemnification agreements with each of its directors and officers which will give them additional contractual reassurances regarding the scope of indemnification and which may provide additional procedural protection. The indemnification agreements may require actions such as:

  . indemnifying officers and directors against certain liabilities that may arise because of their status as officers or directors;

  . advancing expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to very limited exceptions; or

  .   obtaining directors' and officers' insurance.

   At present, there is no pending litigation or proceeding involving any of Extreme's directors, officers or employees regarding which indemnification is sought, nor is Extreme aware of any threatened litigation that may result in claims for indemnification.

                             CERTAIN TRANSACTIONS

Sales of Stock to Insiders

   On May 17, 1996, we issued for cash the following shares of common stock at a price of $.00333 per share to Extreme's founders:

                                                                       Shares of
                                                                        Common
Purchaser                                                                Stock
- ---------                                                              ---------
Gordon L. Stitt....................................................... 2,025,000
Stephen Haddock....................................................... 1,350,000
Herb Schneider........................................................ 1,350,000

   On May 28, 1996, we sold 14,579,999 shares of Series A preferred stock at a price of $.333 per share. On May 7, 1997 and June 17, 1997, we sold 8,886,228 shares of Series B preferred stock at a price of $1.38 per share. On January 12, 1998, March 24, 1998 and March 31, 1998, we sold 5,595,088 shares of
Series C preferred stock at a price of $3.67 per share. Upon the consummation of this offering, all outstanding shares of Series A preferred stock, Series B preferred stock and Series C preferred stock will automatically convert into shares of common stock on a one-for-one basis. The following directors, executive officers, holders of more than 5% of a class of voting securities and members of such person's immediate families purchased shares of Series A preferred stock, Series B preferred stock and Series C preferred stock:

                                  Shares of       Shares of       Shares of
                                  Series A        Series B        Series C
Purchaser                      Preferred Stock Preferred Stock Preferred Stock
- ---------                      --------------- --------------- ---------------
Named Executive Officers and
 Directors
Gordon L. Stitt...............      240,000           8,250          3,000
Stephen Haddock...............       75,000           8,250            --
William Kelly.................       75,000           7,245            --
George Prodan.................          --            8,250            --
Herb Schneider................       63,000           8,250            --
Harry Silverglide.............          --            8,250            --
Charles Carinalli.............       75,000          48,300         13,623
5% Stockholders
Entities affiliated with AVI
 Capital Management...........    4,500,000       1,268,116        272,478
Entities affiliated with
 Norwest Venture Partners.....    4,500,000       2,717,392        544,959
Entities affiliated with
 Trinity Ventures.............    4,499,999       1,268,116        272,480
Entities affiliated with
 Kleiner Perkins Caufield &
 Byers........................          --        2,355,073        136,238

   See the notes to table of beneficial ownership in "Principal and Selling Stockholders" for information relating to the beneficial ownership of such shares.

Other Agreements with Insiders

   In January 1999, the board of directors approved a loan to Vito E. Palermo, our Chief Financial Officer, of $75,000 at an interest rate of 4.51% per annum. The loan is due in January 2003 but we may forgive this loan if our Chief Executive Officer determines, in his sole discretion, that we have attained financial and administrative objectives. In addition, in connection with Mr. Palermo's employment, we have agreed to pay him nine months of severance if we terminate him without cause within the first twelve months of his employment.

   We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements require Extreme to indemnify such individuals to the fullest extent permitted by Delaware law.

                      PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth the beneficial ownership of Extreme's common stock as of June 30, 1999 and as adjusted to reflect the sale of the shares of common stock offered hereby by:

  . each person who is known by Extreme to beneficially own more than 5% of Extreme's common stock;

  .  the Named Executive Officers;

  .  each of Extreme's directors;

  .  all officers and directors as a group; and

  .  each selling stockholder.

                                      Shares                       Shares
                                Beneficially Owned           Beneficially Owned
                                Prior to Offering              After Offering
                                ------------------  Shares   ------------------
Name and Address of Beneficial                       Being
Owner                             Number   Percent  Offered    Number   Percent
- ------------------------------  ---------- ------- --------- ---------- -------
Named Executive Officers and
 Directors
Gordon L. Stitt(1)............   2,476,250   5.0%    202,625  2,273,625   4.5%
Stephen Haddock(2)............   1,568,250   3.2      96,302  1,471,948   2.9
Paul Romeo(3).................     410,000    *       31,234    378,766    *
Herb Schneider(4).............   1,556,250   3.1      61,404  1,494,846   2.9
Harry Silverglide(5)..........     650,750   1.2       5,075    645,675   1.3
Charles Carinalli(6)..........     296,923    *       28,692    268,231    *
  Wavespan Corporation
  500 N. Bernardo Avenue
  Mountain View, CA 94043
Promod Haque(7)...............   7,777,351  15.8     934,477  6,842,874  13.5
  245 Lytton Avenue, Suite 250
  Palo Alto, CA 94025
Lawrence K. Orr(8)............   6,040,595  12.2     727,196  5,313,399  10.5
  3000 Sand Hill Road
  Building 1, Suite 240
  Menlo Park, CA 94025
Peter Wolken(9)...............   6,040,594  12.2     727,196  5,313,398  10.5
  One First Street, #12
  Los Altos, CA 94022
5% Stockholders
AVI Capital Management(9).....   6,040,594  12.2     727,196  5,313,398  10.5
  One First Street, #12
  Los Altos, CA 94022
Kleiner Perkins Caufield &
 Byers(10)....................   2,491,311   5.0         --   2,491,311   4.9
  2750 Sand Hill Road
  Menlo Park, CA 94025
Norwest Equity Partners V(7)..   7,777,351  15.8     934,477  6,842,874  13.5
  245 Lytton Avenue, Suite 250
  Palo Alto, CA 94025
Trinity Ventures(8)...........   6,040,595  12.2     727,196  5,313,399  10.5
  3000 Sand Hill Road
  Building 1, Suite 240
  Menlo Park, CA 94025
All executive officers and
 directors
  as a group (12 persons).....  28,787,458  56.0   2,923,797 25,863,661  49.1

Other Selling Stockholders
3Com Corporation......................... 1,723,235 3.5 984,100   739,135 1.5
  5400 Bay Front Dr.
  Santa Clara, CA 95952
CPQ Holdings, Inc........................ 1,089,918 2.2 957,400   132,518  *
  20555 S.H. 249
  Houston, TX 77070
Pilgrim Baxter Hybrid Partners I, LP.....   544,958 1.1  98,000   446,958   *
  1255 Drummers Lane
  Wayne, PA 19087
Siemens Aktiengesellschaft...............   817,438 1.7 111,900   705,538 1.4
  Siemens AG-PN VS AK
  D-81359 Munchen
  Germany
Sumitomo Corporation of America..........   136,239   *  18,669   117,570   *
  2900 Patrick Henry Drive
  Santa Clara, CA 95054
Sumitronics, Inc.........................    54,495   *  19,148    35,347   *
  2900 Patrick Henry Drive
  Santa Clara, CA 95054
Other Selling Stockholders(11)........... 1,713,316 3.5 111,986 1,601,333 3.2

- --------
 *  Less than 1%

   Unless otherwise indicated, the address of each of the named individuals is: c/o Extreme Networks, 3585 Monroe Street, Santa Clara, California 95051-1450. Percentage of ownership prior to the offering is based on 49,345,230 shares outstanding on June 30, 1999 and after the offering is based on 50,620,230 shares outstanding, and assumes no exercise of the underwriters' over-allotment option. The number and percentage of shares beneficially owned are determined in accordance with SEC rules and regulations. Shares of common stock subject to options currently exercisable or exercisable within 60 days after June 30, 1999 are deemed outstanding for the purpose of computing the number of shares beneficially owned and the percentage ownership of the person holding these options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, each stockholder named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable.

 (1) Includes 379,688 shares subject to a right of repurchase in favor of Extreme which lapses over time. Includes 240,000 shares held by Gordon and Valori Stitt. Also includes 200,000 shares issuable upon exercise of options, of which 158,334 shares are subject to a right of repurchase in favor of Extreme which lapses over time.

 (2) Includes 253,125 shares subject to a right of repurchase in favor of Extreme which lapses over time. Also includes 135,000 shares issuable upon exercise of options, of which 106,876 shares are subject to a right of repurchase in favor of Extreme which lapses over time.

 (3) Includes 150,000 shares subject to a right of repurchase in favor of Extreme which lapses over time. Also includes 50,000 shares issuable upon exercise of options, of which 39,584 shares are subject to a right of repurchase in favor of Extreme which lapses over time.

 (4) Includes 253,125 shares subject to a right of repurchase in favor of Extreme which lapses over time. Also includes 135,000 shares issuable upon exercise of options, of which 106,876 shares are subject to a right of repurchase in favor of Extreme which lapses over time.

 (5) Includes 210,938 shares subject to right of repurchase in favor of Extreme which lapses over time. Also includes 80,000 shares issuable upon exercise of options, of which 63,334 shares are subject to a right of repurchase in favor of Extreme which lapses over time.

 (6) Includes 136,923 shares held by Charles Peter Carinalli and/or Connie Sue Carinalli, Trustees of the Carinalli 1996 Living Trust dated April 24, 1996. Also includes 150,000 shares issuable upon exercise of options, of which 48,750 shares are subject to a right of repurchase in favor of Extreme which lapses over time.

 (7) Promod Haque is a partner of Norwest Equity Partners V.

 (8) Lawrence K. Orr is a partner of Trinity Ventures. The shares listed represent 5,707,084 shares held by Trinity Ventures V, L.P. and 333,511 shares held by Trinity V Side by Side Fund, L.P.

 (9) Peter Wolken is a partner of AVI Management Partners. The shares listed represent 809,698 shares held by Associated Venture Investors III, L.P.; 55,705 shares held by AVI Silicon Valley Partners, L.P.; 5,026,642 shares held by AVI Capital, L.P.; and 148,549 shares held by AVI Partners Growth Fund II, L.P.

(10) The shares listed represent 2,296,139 shares held by Kleiner Perkins Caufield & Byers VIII; 127,115 shares held by Kleiner Perkins Caufield & Byers VIII Founders Fund; 62,281 shares held by KPCB Information Sciences Zaibatsu Fund II; and 5,776 shares held by KPCB VIII Founders, L.P.

(11) Consists of stockholders, each of whom individually owns less than 1% of the shares outstanding before and after the offering.

                         DESCRIPTION OF CAPITAL STOCK

   Extreme's authorized capital stock consists of 150,000,000 shares of common stock and 2,000,000 shares of preferred stock.

Common Stock

   As of June 30, 1999, there were 49,345,230 shares of common stock outstanding held of record by approximately 280 stockholders. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to the following:

   Dividends. Holders of common stock are entitled to receive dividends out of assets legally available for the payment of dividends at the times and in the amounts as the board of directors from time to time may determine.

   Voting. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not authorized by Extreme's certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

   Preemptive rights, conversion and redemption. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

   Liquidation, dissolution and winding-up. Upon liquidation, dissolution or winding-up of Extreme, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation of any preferred stock.

   Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, upon payment therefor, duly and validly issued, fully paid and nonassessable.

Preferred Stock

   The board of directors is authorized, without action by the stockholders, to designate and issue preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions on these shares.

   The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could have the effect of delaying, deferring or preventing a change in control of Extreme. We have no current plans to issue any shares of preferred stock.

Warrant

   In June 1999, we issued a warrant to purchase 40,000 shares of our common stock at an exercise price of $58.063 per share to one of our customers.

Registration Rights

   Following the consummation of this offering, the holders of approximately 28,715,897 shares of common stock will have rights to register those shares under the Securities Act of 1933 pursuant to the Second Amended and Restated Rights Agreement. Subject to limitations in this Rights Agreement, the holders of at least 50% of these shares may require, on two occasions, that Extreme use its best efforts to register these shares for public resale. If Extreme registers any of its common stock for its own account or for the account of other security holders, the holders of these shares are entitled to include their shares of common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering. The holders of at least 50% of these shares may also require Extreme to register all or a portion of their registrable securities on Form S-3 when Extreme is eligible to use this form, provided, among other limitations, that the proposed aggregate price to the public is at least $1,000,000. Extreme will bear all fees, costs and expenses of such registration, other than underwriting discounts and commissions.

Delaware Law and Provisions of Extreme's Certificate of Incorporation and Bylaws May Make An Acquisition of Extreme More Difficult

   Provisions of Delaware law and our certificate of incorporation and bylaws relating to, among other things, the removal of directors, amendment of our certificate of incorporation and bylaws and stockholders' ability to take action and call special meetings, could make more difficult the acquisition of Extreme by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Extreme to first negotiate with us. We believe that the benefits of increased protection of Extreme's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Extreme outweighs the disadvantages of discouraging these proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

   We are subject to section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

  . prior to that date the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

   Section 203 defines business combination to include:

  . any merger or consolidation involving the corporation and the interested stockholder;

  . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  . subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

   In general, section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person.

   Our certificate of incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of our stockholders may be called only by the board of directors or holders of not less than 10% of all of the shares entitled to cast votes at these special meetings. The certificate of incorporation also provides that, beginning upon the closing of the offering, the board of directors will be divided into three classes, with each class serving staggered three-year terms and that certain amendments of the certificate of incorporation, and all amendments by the stockholders of the bylaws, require the approval of holders of at least 66 2/3% of the voting power of all outstanding stock. These provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Extreme.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for our common stock is ChaseMellon Shareholder Services, L.L.C. Its address is 235 Montgomery Street, 23rd Floor, San Francisco, California 94104, and its telephone number at this location is
(415) 743-1444.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Future sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock.

   Upon completion of this offering, Extreme will have outstanding 50,620,230 shares of common stock, assuming the issuance of 1,275,000 shares of common stock offered by Extreme and no exercise of options after June 30, 1999. Of these shares, all of the shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act; provided, however, that if shares are purchased by "affiliates," as that term is defined in Rule 144 under the Securities Act, their sales of shares would be subject to certain limitations and restrictions that are described below. On April 9, 1999, we sold 8,050,000 shares of our common stock in our initial public offering, all of such are freely tradable without restriction.

   Of the remaining 44,120,230 shares of common stock outstanding, 36,070,230 shares of common stock held by existing stockholders were issued and sold by Extreme in reliance on exemptions from the registration requirements of the Securities Act. Of these shares, 27,822,000 shares will be subject to "lock-up" agreements described below on the effective date of the offering. On the effective date of the offering, 3,687,230 shares not subject to the lock-up agreements described below will be eligible for sale pursuant to Rule 144(k). On October 25, 1999, the date of the expiration of the insider trading window, 4,561,000 shares not subject to the lock-up agreement will be eligible for sale. Upon expiration of the lock-up agreements 90 days after the effective date of the offering, 27,822,000 shares will become eligible for sale, subject in most cases to the limitations of Rule 144. In addition, holders of stock options could exercise their options and sell the shares issued upon exercise as described below.

   Days After Date
    of                 Shares Eligible
    this Prospectus       for Sale                                  Comment
   ---------------     --------------- ------------------------------------------------------------------
   Upon effectiveness     6,500,000    Shares sold in the offering
   Upon effectiveness     3,687,230    Freely tradable shares salable under Rule 144(k)
                                       that are not subject to the lock-up
   October 25, 1999       4,561,000    Freely tradable shares salable that are not subject to the lock-up
   90 days               27,822,000    Lock-up released; shares salable under Rules 144 and 701

   As of June 30, 1999, there were a total of 4,878,767 shares of common stock subject to outstanding options under our Amended 1996 Stock Option Plan, 4,684,017 of which were vested. However, all of these shares are subject to lock-up agreements. Immediately after the completion of the offering, Extreme intends to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our Amended 1996 Stock Option Plan and 1999 Employee Stock Purchase Plan.

   The officers, directors and certain other stockholders of Extreme have agreed not to sell or otherwise dispose of an aggregate of 27,822,000 shares for a period of 90 days after the date of the offering. Morgan Stanley & Co. Incorporated, however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements.

Rule 144

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of Extreme's common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  .  1% of the number of shares of common stock then outstanding, which will
     equal approximately    shares immediately after this offering; or

  . the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

   Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about Extreme.

Rule 144(k)

   Under Rule 144(k), a person who is not deemed to have been one of Extreme's "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

Rule 701

   In general, under Rule 701, any Extreme employee, director, officer, consultant or advisor who purchases shares from Extreme in connection with a compensatory stock or option plan or other written agreement before the effective date of the offering is entitled to resell such shares in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

   The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, may be sold by persons other than "affiliates" subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one year minimum holding period requirement.

               CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

   The following is a general discussion of some of the U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to Non-U.S. Holders.

   A "Non-U.S. Holder" is generally a person other than:

  . an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

  . a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any subdivision thereof;

  . an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of source; and

  . a trust subject to the primary supervision of a court within the United States and the control of one or more U.S. persons.

   The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations, and administrative and judicial interpretations as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. The following summary is for general information. If you are a Non-U.S. Holder, you should consult a tax advisor on the U.S. federal tax consequences of holding and disposing of our common stock with respect to your particular circumstances, for example, if you are a former citizen or resident of the United States, as well as any tax consequences under the laws of any U.S. state or local or non-U.S. taxing jurisdiction.

Dividends

   Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or a lower rate that an applicable income tax treaty may specify. Non-U.S. Holders should consult their tax advisors on their entitlement to benefits under a relevant income tax treaty.

   Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the U.S. are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate IRS form with the withholding agent. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may, under specific circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate that an applicable income tax treaty may specify.

   Dividends paid prior to January 1, 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of that country for purposes of the withholding discussed above and for purposes of determining the applicability of an income tax treaty rate. For dividends paid after December 31, 2000:

  . a Non-U.S. Holder of common stock that claims the benefit of an income tax treaty rate generally will be required to satisfy applicable certification and other requirements;

  . in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership, and the partnership will be required to provide a U.S. taxpayer identification number and other information; and

  .  look-through rules will apply to tiered partnerships.

   A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Disposition of Common Stock

   A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

  . the gain is effectively connected with a U.S. trade or business, in which case the branch profits tax may also apply to a corporate Non-U.S. Holder;

  . the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements; or

  . we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder's holding period for the common stock.

   The tax relating to stock in a "U.S. real property holding corporation" does not apply to a Non-U.S. Holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been, are not, and do not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

Federal Estates Taxes

   Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting Requirements and Backup Withholding Tax

   We must report annually to the IRS and to each Non-U.S. Holder the amount of the dividends paid to that holder and any tax withheld with respect to those dividends. The information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting those dividends and withholding may also be made available, under an applicable income tax treaty or agreement, to the tax authorities in the Non-U.S. Holder's country of residence.

   Under specific circumstances, the IRS requires information reporting and backup withholding at a rate of 31% on specific payments on common stock. Under currently applicable law, Non-U.S. Holders of common stock generally will be exempt from information reporting and backup withholding on dividends paid prior to January 1, 2001 to an address outside the U.S. For dividends paid after December 31, 2000, however, a Non-U.S. Holder of common stock that fails to certify its Non-U.S. Holder status under applicable Treasury regulations may be subject to backup withholding at a rate of 31% on payments of dividends.

   Non-U.S. Holders should consult their own tax advisors on the application of information withholding and backup withholding to them in their particular circumstances (including, upon their disposition of common stock).

   Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the holder's U.S. federal income tax liability, if any, if the holder provides the required information to the IRS.

                                 UNDERWRITERS

   Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the U.S. underwriters named below, for whom Morgan Stanley & Co. Incorporated, BancBoston Robertson Stephens Inc., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, Hambrecht & Quist LLC, SG Cowen Securities Corporation and Thomas Weisel Partners LLC are acting as U.S. representatives, and the international underwriters named below, for whom Morgan Stanley & Co. International Limited, BancBoston Robertson Stephens International Limited, Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, Hambrecht & Quist LLC, Societe Generale and Thomas Weisel Partners LLC are acting as international representatives, have severally agreed to purchase, and Extreme and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

                                                                       Number of
   Name                                                                 Shares
   ----                                                                ---------
   U.S. underwriters:
     Morgan Stanley & Co. Incorporated................................
     BancBoston Robertson Stephens Inc................................
     Dain Rauscher Wessels............................................
     Hambrecht & Quist LLC............................................
     SG Cowen Securities Corporation..................................
     Thomas Weisel Partners LLC.......................................
                                                                       ---------
       Subtotal....................................................... 5,200,000
                                                                       ---------
   International underwriters:
     Morgan Stanley & Co. International Limited.......................
     BancBoston Robertson Stephens International Limited..............
     Dain Rauscher Wessels............................................
     Hambrecht & Quist LLC............................................
     Societe Generale.................................................
     Thomas Weisel Partners LLC.......................................
                                                                       ---------

       Subtotal....................................................... 1,300,000
                                                                       ---------

       Total.......................................................... 6,500,000
                                                                       =========

   The U.S. underwriters and the international underwriters, and the U.S. representatives and the international representatives, are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares subject to their acceptance of the shares from Extreme and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus, other than those covered by the U.S. underwriters' over-allotment option described below, if any such shares are taken.

   The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that
represents a concession not in excess of $    a share under the public
offering price. Any underwriter may allow, and the dealers may reallow, a
concession not in excess of $    a share to other underwriters or to certain
other dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

   Extreme has granted to the U.S. underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 975,000 additional shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering of common stock. To the extent this over-allotment option is exercised, each U.S. underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares of common stock as the number set forth next to each underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all U.S. underwriters in the preceding table.

   Our common stock is listed on the Nasdaq National Market under the symbol "EXTR."

   Each of Extreme and its officers, directors and all of the selling stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, or otherwise during the period ending 90 days after the date of this prospectus, it will not: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The foregoing restrictions shall not apply to: (1) the sale of any shares to the underwriters, or (2) transactions relating to shares of common stock or other securities acquired in open market transactions after the date of this prospectus.

   In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   The underwriting agreement provides that Extreme and the selling stockholders will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

   Due to fact that one of the representatives of the underwriters was organized within the last three years, we are providing you the following information. Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager of, or as a sydicate member in, numerous public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

   Morgan Stanley & Co. Incorporated acted as the placement agent of a private placement of our Series C preferred stock and, in connection with that placement, received a customary fee for their services. Morgan Stanley & Co. Incorporated, BancBoston Robertson Stephen, and Dain Rauscher Wessels, a division of Dain Rauscher Incorporated served as co-managing underwriters of our initial public offering in April 1999, and received customary discounts and commissions in connection therewith.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon for us by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. As of June 30, 1999, an investment partnership and certain individuals of Gray Cary Ware & Freidenrich owned 80,000 shares of Extreme's common stock. In addition, in March 1997, a partner of Gray Cary Ware & Freidenrich was granted an option to purchase 7,500 shares of Extreme's common stock. Legal matters relating to this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at June 30, 1998 and 1999, for the period from May 8, 1996 (Date of Inception) through June 30, 1997 and for each of the two years in the period ended June 30, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Extreme and its common stock, see the registration statement and the exhibits and schedules thereto. Any document Extreme files may be read and copied at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Extreme's filings with the Commission are also available to the public from the Commission's Web site at http://www.sec.gov.

   Upon completion of this offering, Extreme will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Commission's public reference rooms, and the Web site of the Commission referred to above.

   Our principal executive offices are located at 3585 Monroe Street, Santa Clara, California 95051-1450 and our telephone number is (408) 579-2800. Our fiscal year ends on June 30. We maintain a worldwide web site at http://www.extremenetworks.com. The reference to our worldwide web address does not constitute incorporation by reference of the information contained at this site.

   BLACKDIAMOND, EXTREME ETHERNET, EXTREME NETWORKS, EXTREMESWITCHING, EXTREMEWARE and SUMMIT are trademarks of Extreme which may be registered or pending registration in certain jurisdictions. All other brand names and trademarks appearing in this prospectus are the property of their respective holders.

                             EXTREME NETWORKS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors........................... F-2
Consolidated Balance Sheets................................................. F-3
Consolidated Statements of Operations....................................... F-4
Consolidated Statement of Stockholders' Equity.............................. F-5
Consolidated Statements of Cash Flows....................................... F-6
Notes to Consolidated Financial Statements.................................. F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Extreme Networks, Inc.

   We have audited the accompanying consolidated balance sheets of Extreme Networks, Inc. as of June 30, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from inception, May 8, 1996 to June 30, 1997 and for each of the two years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Extreme Networks, Inc. at June 30, 1998 and 1999, and the consolidated results of its operations and its cash flows for the period from inception, May 8, 1996 to June 30, 1997, and for each of the two years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Palo Alto, California
July 20, 1999

                             EXTREME NETWORKS, INC.

                          CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and per share amounts)

                                                                June 30,
                                                            ------------------
                                                              1998      1999
                                                            --------  --------
                          ASSETS
Current assets:
  Cash and cash equivalents................................ $  9,510  $107,143
  Short-term investments...................................   10,995    16,422
  Accounts receivable, net of allowance for doubtful
   accounts of $433 in 1998 and $1,374 in 1999)............    7,808    20,797
  Inventories..............................................      123     2,626
  Other current assets.....................................      588     1,978
                                                            --------  --------
Total current assets.......................................   29,024   148,966
Property and equipment, net................................    4,469     6,506
Investments................................................      --     16,097
Other assets...............................................      238       234
                                                            --------  --------
                                                            $ 33,731  $171,803
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................... $  9,993  $ 13,418
  Accrued compensation.....................................      462     2,500
  Accrued commissions......................................      473     1,600
  Accrued warranty.........................................    1,073     1,400
  Accrued purchase commitments.............................      893     1,111
  Deferred revenue.........................................      283     1,717
  Other accrued liabilities................................      701     4,883
  Income tax liability.....................................      --      1,650
  Notes payable, current portion...........................      834       --
  Capital lease obligations, current portion...............      516     1,648
                                                            --------  --------
Total current liabilities..................................   15,228    29,927
Notes payable, net of current portion......................    1,167       --
Capital lease obligations, net of current portion..........    1,467       --
Commitments
Stockholders' equity:
  Convertible preferred stock, $.001 par value, issuable in
   series: 2,000,000 shares authorized at June 30, 1999
   (29,900,000 shares authorized at June 30, 1998);
   29,061,315 shares and no shares issued and outstanding
   at June 30, 1998 and 1999, respectively.................       29       --
  Common stock, $.001 par value; 150,000,000 shares
   authorized at June 30, 1999, (50,000,000 shares
   authorized at June 30, 1998); 11,534,525, and 49,345,230
   shares issued and outstanding at June 30, 1998 and 1999,
   respectively............................................       12        49
  Additional paid-in capital...............................   38,056   165,618
  Deferred stock compensation..............................     (369)     (197)
  Accumulated other comprehensive loss.....................      --       (118)
  Accumulated deficit......................................  (21,859)  (23,476)
                                                            --------  --------
Total stockholders' equity.................................   15,869   141,876
                                                            --------  --------
                                                            $ 33,731  $171,803
                                                            ========  ========

          See accompanying notes to consolidated financial statements.

                             EXTREME NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                               For the Period
                                                from May 8,
                                               1996 (Date of  Year Ended June
                                                 Inception)         30,
                                                  through     -----------------
                                               June 30, 1997    1998     1999
                                               -------------- --------  -------
Net revenue..................................     $   256     $ 23,579  $98,026
Cost of revenue..............................         388       14,897   48,520
                                                  -------     --------  -------
Gross profit (loss)..........................        (132)       8,682   49,506
Operating expenses:
  Research and development...................       5,351       10,668   17,036
  Selling and marketing......................       1,554        9,601   27,056
  General and administrative.................       1,023        2,440    6,859
                                                  -------     --------  -------
    Total operating expenses.................       7,928       22,709   50,951
                                                  -------     --------  -------
Operating loss...............................      (8,060)     (14,027)  (1,445)
Interest income..............................         234          613    1,855
Interest expense.............................         (79)        (326)    (398)
Other income (loss), net.....................         (18)        (196)      21
                                                  -------     --------  -------
Income (loss) before income taxes............      (7,923)     (13,936)      33
Provision for income taxes...................         --           --     1,650
                                                  -------     --------  -------
Net loss.....................................     $(7,923)    $(13,936) $(1,617)
                                                  =======     ========  =======
Basic and diluted net loss per common share..     $ (4.51)    $  (3.18) $  (.17)
                                                  =======     ========  =======
Weighted average shares outstanding used in
 computing basic and diluted net loss per
 share.......................................       1,758        4,379    9,462
                                                  =======     ========  =======
Pro forma basic and diluted net loss per
 share (unaudited)...........................                 $   (.44) $  (.04)
                                                              ========  =======
Shares used in computing pro forma basic and
 diluted net loss per share (unaudited)......                   31,701   38,523
                                                              ========  =======


          See accompanying notes to consolidated financial statements.

                            EXTREME NETWORKS, INC.

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                     (in thousands, except share amounts)

                           Convertible                                              Accumulated
                         Preferred Stock     Common Stock  Additional   Deferred       Other                     Total
                         ------------------  -------------  Paid-In      Stock     Comprehensive Accumulated Stockholders'
                          Shares    Amount   Shares Amount  Capital   Compensation     Loss        Deficit      Equity
                         ---------  -------  ------ ------ ---------- ------------ ------------- ----------- -------------
Issuance of common
stock to founders......        --    $  --    4,725  $ 4    $     12     $ --         $  --       $    --      $     16
Issuance of Series A
convertible preferred
stock to investors for
cash (less issuance
costs of $5)...........     14,580       14     --   --        4,841       --            --            --         4,855
Issuance of common
stock to the former
shareholders of Mammoth
Technology.............        --       --      675    1          12       --            --            --            13
Issuance of Series B
convertible preferred
stock to investors for
cash (less issuance
costs of $27)..........      8,886        9     --   --       12,227       --            --            --        12,236
Exercise of options to
purchase common stock..        --       --    5,410    6         102       --            --            --           108
Net loss...............        --       --      --   --          --        --            --         (7,923)      (7,923)
                         ---------   ------  ------  ---    --------     -----        ------      --------     --------
Balances at June 30,
1997...................     23,466       23  10,810   11      17,194       --            --         (7,923)       9,305
Issuance of warrant for
48,347 shares of Series
B convertible preferred
stock..................        --       --      --   --           28       --            --            --            28
Issuance of Series C
convertible preferred
stock to investors for
cash (less issuance
costs of $416).........      5,595        6     --   --       20,111       --            --            --        20,117
Issuance of warrant for
70,176 shares of Series
C convertible preferred
stock..................        --       --      --   --          140       --            --            --           140
Exercise of options to
purchase common stock..        --       --      725    1         146       --            --            --           147
Deferred stock
compensation...........        --       --      --   --          437      (437)          --            --           --
Amortization of
deferred stock
compensation...........        --       --      --   --          --         68           --            --            68
Net loss...............        --       --      --   --          --        --            --        (13,936)     (13,936)
                         ---------   ------  ------  ---    --------     -----        ------      --------     --------
Balances at June 30,
1998...................     29,061       29  11,535   12      38,056      (369)          --        (21,859)      15,869
Comprehensive loss:....
 Net loss..............        --       --      --   --          --        --            --         (1,617)      (1,617)
 Other comprehensive
 loss, net of tax:.....
 Change in unrealized
 loss on investments...        --       --      --   --          --        --           (112)          --          (112)
 Foreign currency
 translation
 adjustment............        --       --      --   --          --        --             (6)          --            (6)
                                                                                                               --------
 Other comprehensive
 loss..................        --       --      --   --          --        --            --            --          (118)
                                                                                                               --------
Comprehensive loss.....        --       --      --   --          --        --            --            --        (1,735)
Issuance of warrants to
purchase 40,000 shares
of common stock........        --       --      --   --          948       --            --            --           948
Issuance of common
stock in conjunction
with initial public
offering (less issuance
costs of $1,948).......        --       --    8,050    8     125,314       --            --            --       125,322
Conversion of preferred
stock to common stock
in conjunction with
initial public
offering...............    (29,061)     (29) 29,061   29         --        --            --            --           --
Exercise of warrants to
purchase common stock..        --       --      132  --          --        --            --            --           --
Exercise of options to
purchase common stock..        --       --      567  --        1,300       --            --            --         1,300
Amortization of
deferred stock
compensation...........        --       --      --   --          --        172           --            --           172
                         ---------   ------  ------  ---    --------     -----        ------      --------     --------
Balances at June 30,
1999...................        --    $  --   49,345  $49    $165,618     $(197)       $(118)      $(23,476)    $141,876
                         =========   ======  ======  ===    ========     =====        ======      ========     ========

         See accompanying notes to consolidated financial statements.

                             EXTREME NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                              For the Period
                                               from May 8,
                                              1996 (Date of     Year Ended
                                                Inception)       June 30,
                                                 through     ------------------
                                              June 30, 1997    1998      1999
                                              -------------- --------  --------
Operating activities
 Net loss...................................     $(7,923)    $(13,936) $ (1,617)
 Adjustments to reconcile net loss to net
  cash provided by (used in) operating
  activities:
 Depreciation and amortization..............         315        1,453     5,733
 Warrants issued to customer................         --           --        948
 Amortization of deferred stock
  compensation..............................         --            68       172
 Changes in operating assets and
  liabilities:
  Accounts receivable.......................        (262)      (7,545)  (12,989)
  Inventories...............................         (37)         (86)   (2,503)
  Other current and noncurrent assets.......        (241)        (585)   (1,392)
  Accounts payable..........................         749        9,244     3,425
  Accrued compensation......................         189          272     2,038
  Accrued commissions.......................         --           473     1,127
  Accrued warranty..........................         --         1,073       327
  Accrued purchase commitments..............         --           893       218
  Deferred revenue..........................         --           283     1,434
  Other accrued liabilities.................         464          237     4,182
  Income tax liability......................         --           --      1,650
  Due to shareholder........................         109         (109)      --
                                                 -------     --------  --------
 Net cash provided by (used in) operating
  activities................................      (6,637)      (8,265)    2,753
                                                 -------     --------  --------
Investing activities
 Capital expenditures.......................      (1,151)      (2,511)   (7,492)
 Purchases of short-term investments........         --       (10,996)  (35,685)
 Maturities of short-term investments.......         --           --     14,049
                                                 -------     --------  --------
 Net cash used in investing activities......      (1,151)     (13,507)  (29,128)
                                                 -------     --------  --------
Financing activities
 Proceeds from issuance of convertible
  preferred stock...........................      17,091       20,285       --
 Proceeds from issuance of common stock.....         124          147   126,622
 Proceeds from notes payable................         700        1,606       783
 Principal payments on notes payable........         (64)        (241)   (2,784)
 Principal payments of capital lease
  obligations...............................         (16)        (562)     (613)
                                                 -------     --------  --------
 Net cash provided by financing activities..      17,835       21,235   124,008
                                                 -------     --------  --------
 Net increase (decrease) in cash and cash
  equivalents...............................      10,047         (537)   97,633
Cash and cash equivalents at beginning of
 period.....................................         --        10,047     9,510
                                                 -------     --------  --------
Cash and cash equivalents at end of period..     $10,047     $  9,510  $107,143
                                                 =======     ========  ========
Supplemental disclosure of cash flow
 information
 Interest paid..............................     $    73     $    326  $    185
                                                 =======     ========  ========
Supplemental schedule of noncash investing
 and financing activities:
 Property and equipment acquired under
  capital lease obligations.................     $   505     $  1,588  $    278
                                                 =======     ========  ========
 Common stock issued for assets.............     $    14     $    --   $    --
                                                 =======     ========  ========
 Warrants issued in connection with capital
  lease.....................................     $   --      $    168  $    --
                                                 =======     ========  ========
 Warrants issued to customer................     $   --      $    --   $    948
                                                 =======     ========  ========
 Deferred stock compensation................     $   --      $    437  $    --
                                                 =======     ========  ========
 Conversion of preferred stock to common
  stock.....................................     $   --      $    --   $     29
                                                 =======     ========  ========

          See accompanying notes to consolidated financial statements.

                            EXTREME NETWORKS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

   Nature of Operations

   Extreme Networks, Inc. ("Extreme" or the "Company") was incorporated in the state of California on May 8, 1996 and was reincorporated in the state of Delaware on January 7, 1999. The Company is engaged in the design, development, manufacture, and sale of high performance networking products based on Gigabit Ethernet technology. The financial operations for the period ended June 30, 1996 were insignificant (generating a net loss of approximately $94,000) and have been combined with Extreme's results for the year ended
June 30, 1997. Through June 30, 1997, Extreme was in the development stage. Extreme has incurred operating losses to date and has an accumulated deficit of $23.5 million at June 30, 1999.

   Principles of Consolidation and Basis of Presentation

   The consolidated financial statements include the accounts of Extreme and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated. Assets and liabilities of foreign operations are translated to U.S. dollars at current rates of exchange, and revenues and expenses are translated using weighted average rates. Foreign currency transaction gains and losses have not been material. Gains and losses from foreign currency translation are included as a separate component of comprehensive income.

   Certain items previously reported in specific financial statement captions have been reclassified to conform with the 1999 presentation.

   Accounting Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that materially affect the amounts reported in the financial statements. Actual results could differ materially from these estimates.

   Cash Equivalents and Short-Term Investments

   Extreme considers all highly liquid investment securities with maturity from date of purchase of three months or less to be cash equivalents and investment securities with maturity from date of purchase of more than three months but less than one year, to be short-term investments.

   Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. To date, all marketable securities have been classified as available-for-sale and are carried at fair value, with unrealized gains and losses, when material, reported net-of-tax as a separate component of comprehensive income. Realized gains and losses on available-for-sale securities are included in interest income. The cost of securities sold is based on specific identification. Premiums and discounts are amortized over the period from acquisition to maturity and are included in investment income, along with interest and dividends.

   Fair Value of Financial Instruments

   The estimated fair value amounts have been determined by Extreme using available market information and valuation methodologies considered to be appropriate. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that Extreme could realize in a current market exchange.

                            EXTREME NETWORKS, INC.

   The fair value for marketable debt securities is based on quoted market prices. The carrying value of those securities approximates their fair value. The fair value of notes is estimated by discounting the future cash flows using the current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The carrying values of these obligations approximate their respective fair values.

   The fair value of short-term and long-term capital lease obligations is estimated based on current interest rates available to Extreme for debt instruments with similar terms, degrees of risk and remaining maturities. The carrying values of these obligations approximate their respective fair values.

   Inventories

   Inventories are stated at the lower of cost or market (on a first-in, first-out basis) and are comprised substantially of finished goods.

   Concentration of Credit Risk, Product and Significant Customers and Supplier Information

   Financial instruments that potentially subject Extreme to concentration of credit risk consist principally of marketable investments and accounts receivable. Extreme has placed its investments with six high-credit quality issuers with no more than $2 million due from any one issuer. Extreme sells its products primarily to United States corporations in the technology marketplace. Extreme performs ongoing credit evaluations of its customers and generally does not require collateral. Credit losses have been immaterial and within management's expectations. During the years ended June 30, 1997, 1998 and 1999, Extreme added approximately $0, $470,000 and $1,364,000 to its bad debt reserves. Total write-offs of uncollectible amounts were $0, $37,000 and $423,000 in these periods, respectively. Extreme operates solely within one business segment, the development and marketing of end-to-end LAN switching solutions. Significant customer concentration in the years ended June 30, 1998 and 1999 is summarized below. No other customer accounts for more than 10% of Extreme's net revenues.

                                                                 Year Ended
                                                                  June 30,
                                                                 -------------
      Customer                                                   1998    1999
      --------                                                   -----   -----
      3Com......................................................    25%     --
      Compaq....................................................    21%     21%
      Hitachi Cable.............................................    --      13%

   One supplier currently manufacturers all of Extreme's ASICs which are used in all of Extreme's networking products. Any interruption or delay in the supply of any of these components, or the inability to procure these components from alternate sources at acceptable prices and within a reasonable time, would materially adversely affect Extreme's business, operating results and financial condition. In addition, qualifying additional suppliers can be time-consuming and expensive and may increase the likelihood of errors. Extreme attempts to mitigate these risks by working closely with its ASIC supplier regarding production planning and product introduction timing.

   Extreme currently derives substantially all of its revenue from sales of two product families. Extreme expects that revenue from these two product families will account for a substantial portion of its revenue for the foreseeable future. Accordingly, widespread market acceptance of Extreme's product families is critical to their future success.

                            EXTREME NETWORKS, INC.

   Property and Equipment

   Property and equipment are stated at cost, net of accumulated amortization and depreciation. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets of approximately three years or the applicable lease term, if shorter. Equipment acquired under capital lease obligations is amortized over the shorter of the lease term or the estimated useful lives of the related assets.

   Revenue Recognition

   Extreme generally recognizes product revenue at the time of shipment, unless Extreme has future obligations for installation or has to obtain customer acceptance in which case revenue is deferred until these obligations are met. Revenue from service obligations is deferred and recognized on a straight-line basis over the contractual period. Amounts billed in excess of revenue recognized are included as deferred revenue in the accompanying consolidated balance sheets. Extreme has established a program which enables third party resellers to return up to 15% of their previous month's purchases in exchange for a purchase order of equal or greater dollar value. The amount of estimated product returns is provided for in the period of the sale.

   Upon shipment to its customers, Extreme provides for the estimated cost to repair or replace products to be returned under warranty. Extreme's warranty period is typically 12 months from the date of shipment to the end user.

   Foreign Operations

   Extreme's foreign offices consist of sales, marketing, and support activities through its foreign subsidiaries and an overseas reseller network. Operating income generated by the foreign operations of Extreme and their corresponding identifiable assets were not material in any period presented.

   Extreme's export sales represented 61% and 53% of net revenue in 1998 and 1999, respectively. All of the export sales to date have been denominated in U.S. dollars and were derived from sales to Europe and Asia. Extreme recorded export sales over 10% (as a percentage of total net revenue) to the following countries:

                                                                        Years
                                                                        Ended
                                                                      June 30,
                                                                      ---------
                                                                      1998 1999
                                                                      ---- ----
   United Kingdom.................................................... 30%   8%
   Japan............................................................. 19%  29%
   All other export sales to countries totaling less than 10% each... 12%  16%

   Net Loss Per Share

   Basic net loss per share and diluted net loss per share are presented in conformity with Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," for all periods presented.

   In accordance with SFAS No. 128, basic net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Basic and diluted pro forma net loss per share for the two years ended June 30, 1998 and 1999, as presented in the consolidated statements of operations, has been computed as described above and also gives effect to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance.

                            EXTREME NETWORKS, INC.

The following table presents the calculation of basic and diluted and pro forma basic and diluted net loss per common share (in thousands, except per share data):

                                           For the Period From
                                               May 8, 1996        Years Ended
                                           (Date of Inception)     June 30,
                                            through June 30,   ------------------
                                                  1997           1998      1999
                                           ------------------- ---------  -------
Net loss.................................       $ (7,923)      $ (13,936) $(1,617)
                                                ========       =========  =======
Basic and diluted:
  Weighted-average shares of common stock
   outstanding...........................          6,468          11,192   13,662
  Less: Weighted-average shares subject
   to repurchase.........................         (4,710)         (6,813)  (4,200)
                                                --------       ---------  -------
Weighted-average shares used in computing
 basic and diluted net loss per common
 share...................................          1,758           4,379    9,462
                                                ========       =========  =======
Basic and diluted net loss per common
 share...................................       $  (4.51)      $   (3.18) $  (.17)
                                                ========       =========  =======
Pro forma:
  Net loss...............................                      $ (13,936) $(1,617)
                                                               =========  =======
  Shares used above......................                          4,379    9,462
  Pro forma adjustment to reflect
   weighted effect of assumed conversion
   of convertible preferred stock........                         27,322   29,061
                                                               ---------  -------
  Shares used in computing pro forma
   basic and diluted net loss per common
   share (unaudited).....................                         31,701   38,523
                                                               =========  =======
Pro forma basic and diluted net loss
 per common share (unaudited)............                      $    (.44) $  (.04)
                                                               =========  =======

   Extreme has excluded all convertible preferred stock, warrants for convertible preferred stock, outstanding stock options and shares subject to repurchase from the calculation of diluted loss per common share because all such securities are anti-dilutive for all periods presented. The total numbers of shares excluded from the calculations of diluted net loss per share was 30,834,912, 36,082,561 and 37,927,370 for the years ended June 30, 1997, 1998 and 1999. See Note 6 for further information on these securities.

   Accounting for Stock-Based Compensation

   Extreme's grants of stock options are for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. As permitted under SFAS Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), Extreme accounts for stock option grants to employees and directors in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and, accordingly, recognizes no compensation expense for stock option grants with an exercise price equal to the fair value of the shares at the date of grant.

   Recently Issued Accounting Standards

   In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131") effective for financial statements for periods beginning after December 15, 1997. FAS 131 establishes standards for the way that public business enterprises report financial and descriptive information about reportable operating segments in annual financial statements and interim financial reports issued to shareholders. FAS 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business

                            EXTREME NETWORKS, INC.

Enterprise," but retains the requirement to report information about major customers. Extreme adopted FAS 131 effective for its fiscal year ending June 30, 1999. Extreme has determined that it has a single reportable segment. Management uses one measurement of profitability and does not disaggregate its business for internal reporting.

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). Extreme is required to adopt FAS 133 for the year ending June 30, 2002. FAS 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because Extreme currently holds no derivative financial instruments and does not currently engage in hedging activities, adoption of FAS 133 is expected to have no material impact on Extreme's financial condition or results of operations.

   In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," SOP 98-1 requires that entities capitalize certain costs related to internal use software once certain criteria have been met. Extreme is required to implement SOP 98-1 for the year ending June 30, 2000. Adoption of SOP 98-1 is expected to have no material impact on Extreme's financial condition or results of operations.

2. Financial Instruments

   The following is a summary of available-for-sale securities (in thousands) at June 30, 1999. Amortized cost at June 30, 1998 approximated market value:

                                                    June 30, 1999
                                       ----------------------------------------
                                                          Unrealized Unrealized
                                       Amortized  Market   Holding    Holding
                         June 30, 1998   Cost     Value     Gains      Losses
                         ------------- --------- -------- ---------- ----------
Money market fund.......    $    99    $      2  $      2   $ --       $ --
Commercial paper........        --      110,265   110,241     --         (24)
U.S. corporate debt
 securities.............     12,410      15,885    15,797     --         (88)
U.S. government
 agencies...............        --          300       300     --         --
Foreign corporate debt
 securities.............      6,938         --        --      --         --
                            -------    --------  --------   -----      -----
                            $19,447    $126,452  $126,340   $ --       $(112)
                            =======    ========  ========   =====      =====
Classified as:
  Cash equivalents......    $ 8,452    $ 93,840  $ 93,821   $ --       $ (19)
  Short-term
   investments..........     10,995      16,427    16,422     --          (5)
  Investments...........        --       16,185    16,097     --         (88)
                            -------    --------  --------   -----      -----
                            $19,447    $126,452  $126,340   $ --       $(112)
                            =======    ========  ========   =====      =====

                            EXTREME NETWORKS, INC.

3. Property and Equipment

   Property and equipment are stated at cost, net of accumulated amortization and depreciation. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets of approximately three years or the applicable lease term, if shorter. Equipment acquired under capital lease obligations is amortized over the shorter of the lease term or the estimated useful lives of the related assets. Property and equipment consist of the following (in thousands):

                                                                  June 30,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
   Computer and other related equipment....................... $ 3,465  $ 8,661
   Office equipment, furniture, and fixtures..................     522    1,090
   Software...................................................   2,106    3,146
   Leasehold improvements.....................................     145    1,111
                                                               -------  -------
                                                                 6,238   14,008
   Less accumulated depreciation and amortization.............  (1,769)  (7,502)
                                                               -------  -------
   Property and equipment, net................................ $ 4,469  $ 6,506
                                                               =======  =======

   Included in property and equipment are assets acquired under capital lease obligations with a cost and related accumulated amortization of approximately $2,093,000 and $490,000, respectively, at June 30, 1998, and approximately $2,371,000 and $1,494,000, respectively, at June 30, 1999. The amortization expense on assets recorded under capital leases is included within depreciation expense.

4. Notes Payable

   In October 1996, Extreme entered into a note payable with a bank that allowed the Company to borrow up to $400,000. Interest was payable monthly based on an annual rate of 11%. The note was secured by Extreme's assets. The note was paid off during the fiscal year ended June 30, 1999.

   In November 1996, Extreme entered into a $300,000 note payable agreement with a leasing company. The note accrued interest monthly based on an annual rate of 9%. The note was secured by all of Extreme's fixed assets. The note was paid off during the fiscal year ended June 30, 1999.

   In November 1997, Extreme entered into a $2,000,000 note payable with a leasing company. The note accrued interest monthly based on an annual rate of 9.75%. The note was secured by all of Extreme's fixed assets. The note was paid off during the fiscal year ended June 30, 1999.

5. Commitments

   Extreme had outstanding purchase order commitments for materials of approximately $4.4 million and $26.4 million at June 30, 1998 and 1999, respectively. Extreme expects the 1999 purchase orders to be fulfilled and the related invoices to be paid in fiscal year 2000. Of this amount, the Company has accrued and expensed approximately $1.1 million of the outstanding purchase order commitments for materials due to obligations to suppliers as of June 30, 1999. This expense is included within cost of revenue in the year ended June 30, 1999.

   The Company has entered into capital equipment lease lines of credit for a total of $6.0 million, of which approximately $4.0 million remains available at June 30, 1999. These arrangements are secured by the property and equipment subject to the leases. Under the terms of these lines of credit, Extreme may not declare or pay any dividends without prior consent of the lenders.

                            EXTREME NETWORKS, INC.

   Extreme has entered into a revolving line of credit for $5.0 million. Borrowings under this line of credit bear interest at the bank's prime rate. At June 30, 1999 there were no outstanding borrowings under this line of credit.

   In February 1999, Extreme agreed to lease 77,000 square feet to house its primary facility in Santa Clara, California. The related cost of this lease is approximately $120,000 per month. The lease expires in December 2002. Extreme commenced occupancy in March 1999. Rent expense was approximately $220,000, $712,000 and $759,000 for the years ended June 30, 1997, 1998 and 1999, respectively.

   Future payments under all noncancelable leases at June 30, 1999 are as follows (in thousands):

                                                              Capital  Operating
                                                              Leases    Leases
                                                              -------  ---------
   Years ending June 30:
     2000.................................................... $   721   $1,241
     2001....................................................     709    1,456
     2002....................................................     387    1,641
     2003....................................................       8      859
                                                              -------   ------
   Total minimum payments....................................   1,825   $5,197
                                                                        ======
   Less amount representing interest.........................    (177)
                                                              -------
   Present value of minimum payments.........................   1,648
   Less current portion......................................  (1,648)
                                                              -------
   Long-term portion......................................... $   --
                                                              -------

   The Company plans to pay off the capital lease obligations during the fiscal year ending June 30, 2000 and has therefore classified the total present value of the minimum payments of capital lease obligations as current at June 30, 1999.

6. Stockholders' Equity

   Common Stock Offering

   In April 1999, the Company completed an initial public offering of 8,050,000 shares of common stock (including the underwriters over-allotment provision) at a price of $17.00 per share. Concurrent with the initial public offering, each of the 14,579,999 shares of Series A convertible preferred stock outstanding, each of the 8,886,228 shares of Series B convertible preferred stock outstanding and each of the 5,595,088 shares of Series C convertible preferred stock outstanding were converted into one share of common stock, resulting in an issuance of 29,061,315 shares of common stock. Net proceeds from the offering were approximately $125.3 million net of offering costs.

   Convertible Preferred Stock

   A summary of convertible stock is as follows (in thousands):

                                                        June 30, 1998
                                              ----------------------------------
                                                         Issued and  Liquidation
                                              Authorized Outstanding Preference
                                              ---------- ----------- -----------
   Series A..................................   15,000     14,580      $ 5,249
   Series B..................................    9,000      8,886       12,263
   Series C..................................    5,900      5,595       20,534
                                                ------     ------      -------
                                                29,900     29,061      $38,046
                                                ======     ======      =======

                            EXTREME NETWORKS, INC.

   In May 1996, under a stock purchase agreement, Extreme issued 14,579,999 Series A convertible preferred shares at a price of $.333 per share. In May and June 1997, under a stock purchase agreement, Extreme issued 8,886,228 Series B convertible preferred shares at a price of $1.38 per share. In January and March of 1998, under a stock purchase agreement, Extreme issued 5,595,088 Series C convertible preferred shares at a price of $3.67 per share.

   Each share of Series A, B, and C convertible preferred stock was convertible, at the option of the holder, into one share of common stock, subject to certain provisions. The outstanding shares of convertible preferred stock would automatically convert into common stock either upon the close of business on the day immediately preceding the closing of an underwritten public offering of common stock under the Securities Act of 1933 in which Extreme receives at least $10,000,000 in gross proceeds and the price per share is at least $5.00, or at the election of the holders of at least a majority of each series of the outstanding shares of preferred stock.

   Series A, B, and C convertible preferred stockholders were entitled to annual noncumulative dividends of $.0267, $.1104, and $.2936, respectively, per share if and when declared by the board of directors. No dividends were declared. All outstanding shares of preferred stock were converted to common shares in Extreme's Initial Public Offering in April, 1999. Concurrent with the initial public offering, each of the 14,579,999 shares of Series A convertible preferred stock outstanding, each of the 8,886,228 shares of Series B convertible preferred stock outstanding and each of the 5,595,088 shares of Series C convertible preferred stock outstanding were converted into one share of common stock, resulting in an issuance of 29,061,315 shares of common stock.

   Preferred Stock

   The number of shares of preferred stock authorized to be issued is 2,000,000 with a par value of $.001 per share. The preferred stock may be issued from time to time in one or more series. The board of directors is authorized to provide for the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions on these shares. As of June 30, 1999, no shares of preferred stock had been issued.

   Common Stock

   In May 1996, Extreme issued 4,725,000 shares of common stock to founders for cash. The common stock is subject to repurchase until vested; vesting with respect to 25% occurs on the first anniversary of the issuance date, with the balance vesting ratably over a period of three years as specified in the purchase agreements. At June 30, 1998 and 1999, approximately 1,772,000 and 591,000 shares, respectively, were subject to repurchase at their original issuance price.

   Warrants

   In November 1996, Extreme issued warrants to a lease financing company to purchase 210,000 shares of Series A convertible preferred stock with an exercise price of $.33 per share, in consideration for equipment leases and a loan. In July 1997, Extreme issued warrants to the same lease financing company to purchase 48,347 shares of Series B convertible preferred stock with an exercise price of $1.38 per share, in consideration for equipment leases. Concurrent with the initial public offering, these warrants converted into the right to purchase equivalent number of shares of common stock at the same exercise price per share. The warrants may be exercised at any time within a period of (i) 10 years or (ii) 5 years from the effective date of the initial public offering, whichever is longer. In May 1999, 147,000 of these warrants were exercised.

   In November 1997, the Company issued warrants to a lease financing company to purchase 79,051 shares of Series C convertible preferred stock with an exercise price of $2.53, in consideration for a loan. Concurrent

                            EXTREME NETWORKS, INC.

with the initial public offering, these warrants converted into the right to purchase equivalent number of shares of common stock at the same exercise price per share. The warrants may be exercised at any time within a period which expires the sooner of (i) 10 years or (ii) 3 years from the effective date of the initial public offering.

   In June 1999, Extreme issued fully vested and exercisable warrants to a customer to purchase 40,000 shares of the Company's common stock with an exercise price of $58.063 per share. The value of these warrants was approximately $948,000. This value was expensed in fiscal 1999 as the warrants were issued in exchange for services rendered.

   Deferred Stock Compensation

   During the year ended June 30, 1998, in connection with the grant of certain stock options to employees, Extreme recorded deferred stock compensation of $437,000 representing the difference between the exercise price and the deemed fair value of Extreme's common stock on the date such stock options were granted. Such amount is included as a reduction of stockholders' equity and is being amortized by charges to operations on a graded vesting method. Extreme recorded amortization of deferred stock compensation expense of approximately $68,000 and $172,000 for the years ended June 30, 1998 and 1999, respectively. At June 30, 1999, Extreme had a total of approximately $197,000 remaining to be amortized over the corresponding vesting period of each respective option, generally four years. The amortization expense relates to options awarded to employees in all operating expense categories.

   Amended 1996 Stock Option Plan

   In January 1999, the board of directors approved an amendment to the 1996 Stock Option Plan (the "Plan") to (i) increase the share reserve by 5,000,000 shares, (ii) to remove certain provisions which are required to be in option plans maintained by California privately-held companies and (iii) to rename the Plan as the "Amended 1996 Stock Option Plan."

   Under the Plan, which was adopted in September 1996, options may be granted for common stock, pursuant to actions by the board of directors, to eligible participants. A total of 17,014,309 shares have been reserved under the Plan. Options granted are exercisable as determined by the board of directors. Options vest over a period of time as determined by the board of directors, generally four years. The term of the Plan is ten years. Options to purchase approximately 4,297,346 and 2,327,779 shares of common stock have been exercised as of June 30, 1998 and 1999, respectively, but are subject to repurchase until vested. As of June 30,1999, 5,433,217 shares were available for future grant under the Plan.

                            EXTREME NETWORKS, INC.

   The following table summarizes stock options activity:

                                                                       Weighted-
                                                                        Average
                                                                       Exercise
                                                           Number of   Price Per
                                                             Shares      Share
                                                           ----------  ---------
     Granted.............................................   7,150,500   $  .03
     Exercised...........................................  (5,409,750)  $  .02
     Canceled............................................    (165,000)  $  .03
                                                           ----------   ------
   Options outstanding at June 30, 1997..................   1,575,750   $  .05
     Granted.............................................   1,771,460   $ 1.29
     Exercised...........................................    (724,775)  $  .21
     Canceled............................................     (18,500)  $  .35
                                                           ----------   ------
   Options outstanding at June 30, 1998..................   2,603,935   $  .84
     Granted.............................................   2,937,758   $10.09
     Exercised...........................................    (567,800)  $ 1.86
     Canceled............................................     (95,126)  $ 6.68
                                                           ----------   ------
   Options outstanding at June 30, 1999..................   4,878,767   $ 6.08
                                                           ==========   ======

   Options to purchase 1,575,750, 2,603,935 and 4,684,017 shares were exercisable at June 30, 1997, 1998 and 1999, respectively, with a weighted-average exercise price of $.05, $.84 and $4.44, respectively.

   1999 Employee Stock Purchase Plan

   In January 1999, the board of directors approved the adoption of Extreme's 1999 Employee Stock Purchase Plan (the "1999 Purchase Plan"). A total of 1,000,000 shares of common stock has been reserved for issuance under the 1999 Purchase Plan. The 1999 Purchase Plan permits eligible employees to acquire shares of Extreme's common stock through periodic payroll deductions of up to 15% of total compensation. No more than 625 shares may be purchased on any purchase date per employee. Each offering period will have a maximum duration of 12 months. The price at which the common stock may be purchased is 85% of the lesser of the fair market value of Extreme's common stock on the first day of the applicable offering period or on the last day of the respective purchase period. The initial offering period commenced on the effectiveness of the initial public offering and will end on April 30, 2000.

   Stock-Based Compensation

   The Company has elected to continue to follow APB 25 and related interpretations in accounting for its employee and director stock-based compensation plans. Because the exercise price of Extreme's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recognized.

   Pro forma information regarding net income has been determined as if Extreme had accounted for its stock-based awards to employees under the fair value method prescribed by FAS 123. The resulting effect on pro forma net income disclosed is not likely to be representative of the effects on net income on a pro forma basis in future years, due to subsequent years including additional grants and years of vesting.

                            EXTREME NETWORKS, INC.

   The following table summarizes significant ranges of outstanding and exercisable options at June 30, 1999:

                           Options Outstanding         Options Exercisable
                    --------------------------------- ---------------------
                                 Weighted-
                                  Average   Weighted-             Weighted-
                                 Remaining   Average               Average
     Range of         Number    Contractual Exercise    Number    Exercise
  Exercise Prices   Outstanding    Life       Price   Exercisable   Price
  ---------------   ----------- ----------- --------- ----------- ---------
                                (In years)
  $  .02 -  0.40     1,263,179     7.14      $  .07    1,263,179   $  .07
  $  .60 -  5.75     1,883,799     8.90      $ 3.76    1,883,799   $ 3.76
  $ 6.50 - 10.00     1,528,039     9.37      $ 8.79    1,521,039   $ 8.79
  $14.00 - 58.06       203,750     9.93      $44.40       16,000   $15.50
                     ---------                         ---------
  $  .02 - 58.06     4,878,767     8.63      $ 6.08    4,684,017   $ 4.44
                     =========                         =========

   Prior to the Company's initial public offering, the fair value of each option grant was determined on the date of grant using the minimum value method. Subsequent to the offering, the fair value of the Company's stock-based awards to employees was estimated using the Black-Scholes option pricing model. Except for the volatility assumption which was only used under the Black-Scholes model, the following weighted-average assumptions were used to perform the calculations:

                                 Stock Option Plan           Employee Stock Option Plan
                         --------------------------------- -------------------------------
                         For the Period From                 For the Period
                             May 8, 1996                    From May 8, 1996
                         (Date of Inception)  Years Ended  (Date of Inception) Years Ended
                               through         June 30,          through        June 30,
                         ------------------- ------------- ------------------- -----------
                            June 30, 1997    1998   1999      June 30, 1997    1998  1999
                         ------------------- ----- ------- ------------------- ---- ------
Expected life...........        6 yrs        6 yrs 3.5 yrs         --          --   .7 yrs
Volatility..............           0%           0%     55%         --          --      55%
Risk-free interest
 rate...................         6.7%         6.0%    5.1%         --          --     5.0%
Dividend yield..........           0%           0%      0%         --          --       0%

   The weighted-average estimated fair value of options granted in the years ended June 30, 1997, 1998 and 1999 was $.01, $.37 and $4.41, respectively. The weighted-average estimated fair value of shares granted under the 1999 Purchase Plan in the year ended June 30, 1999 was $5.61.

   For purposes of pro forma disclosures, the estimated fair value of options is amortized to pro forma expense over the options' vesting period. Pro forma information follows (in thousands, except per share amounts):

                                       For the Period From  Years Ended June
                                           May 8, 1996            30,
                                       (Date of Inception)  -----------------
                                      through June 30, 1997   1998     1999
                                      --------------------- --------  -------
Pro forma net loss under FAS 123.....        $(7,935)       $(14,053) $(4,066)
Net loss per common share--pro forma
 under FAS 123:
  Basic and diluted..................                       $  (3.21) $  (.43)

                            EXTREME NETWORKS, INC.

7. Income Taxes

   The provision for income taxes consists of the following (in thousands):

                                                                   June 30, 1999
                                                                   -------------
      Current provision:
        Federal..................................................     $  350
        State....................................................        200
        Foreign..................................................      1,100
                                                                      ------
      Total current provision....................................     $1,650
                                                                      ======

   The difference between the provision for income taxes and the amount computed by applying the Federal statutory income tax rate (35 percent) to income before taxes is explained below (in thousands):

                                           For the Period From
                                               May 8, 1996      Years Ended
                                           (Date of Inception)    June 30,
                                                 through       ---------------
                                              June 30, 1997     1998     1999
                                           ------------------- -------  ------
Tax at federal statutory rate (benefit)..        $(2,773)      $(4,878) $   11
State income tax.........................            --            --      200
Federal alternative minimum taxes........            --            --      350
Foreign taxes............................            --            --    1,100
Unutilized (utilized) net operating
 losses..................................          2,773         4,878     (11)
                                                 -------       -------  ------
  Total..................................        $   --        $   --   $1,650
                                                 =======       =======  ======

   Significant components of the Company's deferred tax assets are as follows (in thousands):

                                                                  June 30,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
Deferred tax assets:
  Net operating loss carryforwards............................ $ 7,448  $ 1,647
  Tax credit carryforwards....................................   1,139    2,238
  Bad debt reserve............................................     177      801
  Other reserves and accruals.................................     807    3,866
                                                               -------  -------
Total deferred tax assets.....................................   9,571    8,552
Valuation allowance...........................................  (9,571)  (8,552)
                                                               -------  -------
Net deferred tax assets....................................... $   --   $   --
                                                               =======  =======

   FASB Statement No. 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes the Company's historical operating performance and the reported cumulative net losses in all prior years, the Company has provided a full valuation allowance against its net deferred tax assets. The Company will continue to evaluate the realizability of the deferred tax assets on a quarterly basis.

   The net valuation allowance decreased by $6,242,000 during the year ended June 30, 1998 and increased by $1,019,000 during the year ended June 30, 1999.

   As of June 30, 1999, the Company had net operating loss carryforwards for federal and state tax purposes of approximately $4,100,000 and $3,900,000, respectively. The Company also had federal and state research and

                            EXTREME NETWORKS, INC.

development tax credit carryforwards of approximately $1,202,000 and $918,000, respectively. The federal and state net operating loss carryforwards will expire at various dates beginning in year 2004 through 2019, if not utilized.

   Utilization of the net operating losses and tax credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and tax credits before utilization.

8. Comprehensive Income (Loss)

   Extreme adopted SFAS No. 130, "Reporting Comprehensive Income" at December 31, 1998. SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of the Statement had no impact on the Company's net income (loss) or stockholders' equity. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities and foreign currency translation adjustments to be included in other comprehensive income. Prior to adoption of SFAS 130, the Company had no unrealized gains or losses on available-for-sale securities or foreign currency translation adjustments.

   The following are the components of accumulated other comprehensive loss, net of tax (in thousands):

                                               For the Period From
                                                   May 8, 1996     Years Ended
                                               (Date of Inception)  June 30,
                                                     through       -----------
                                                  June 30, 1997    1998  1999
                                               ------------------- ----- -----
Unrealized gain (loss) on investments.........        $ --         $ --  $(112)
Foreign currency translation adjustments......          --           --     (6)
                                                      -----        ----- -----
  Accumulated other comprehensive loss........        $ --         $ --  $(118)
                                                      =====        ===== =====

   The following schedule of other comprehensive income (loss) shows the gross current-period gain (loss) and the reclassification adjustment (in thousands):

                                                For the Period From
                                                (Date of Inception)
                                                      through       Years Ended
                                                    May 8, 1996      June 30,
                                                      through       -----------
                                                   June 30, 1997    1998  1999
                                                ------------------- ----- -----
Unrealized gain (loss) on investments:
  Unrealized gain (loss) on available-for-sale
   securities..................................        $ --         $ --  $(112)
  Less: reclassification adjustment for gain
   (loss) realized in net loss.................          --           --    --
                                                       -----        ----- -----
Net unrealized gain (loss) on investments......          --           --   (112)
Foreign currency translation adjustments.......          --           --     (6)
                                                       -----        ----- -----
Other comprehensive income (loss)..............        $ --         $ --  $(118)
                                                       =====        ===== =====

9. 401(k) Plan

   Extreme provides a tax-qualified employee savings and retirement plan, commonly known as a 401(k) plan, which covers our eligible employees. Pursuant to the 401(k) plan, employees may elect to reduce their current annual compensation up to the lesser of 20% or the statutorily prescribed limit, which is $10,000 in calendar year 1999, and have the amount of the reduction contributed to the 401(k) plan.

                                      LOGO

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject To Completion)                     [ALTERNATE COVER PAGE FOR
Issued         , 1999                                  INTERNATIONAL PROSPECTUS]

                                       Shares

                                      LOGO

                                  COMMON STOCK

                                  -----------


Extreme Networks, Inc. is offering 1,275,000 shares and the selling stockholders are offering 5,225,000 shares.

                                  -----------

Our common stock is quoted on the Nasdaq National Market under the symbol "EXTR". On September 28, 1999, the reported last sale price of our common stock on the Nasdaq National Market was $66 5/8 per share.

                                  -----------

Investing in the common stock involves risks. See "Risk Factors" beginning on page 6.

                                  -----------

                               PRICE $   A SHARE

                                  -----------

                               Underwriting                         Proceeds to
               Price to        Discounts and      Proceeds to         Selling
                Public          Commissions         Extreme        Stockholders
               --------        -------------      -----------      ------------
Per
 Share....        $                $                 $                 $
Total.....       $                 $                 $                 $

Extreme has granted the U.S. underwriters the right to purchase up to 975,000 additional shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock
to purchasers on            , 1999.

                                  -----------

MORGAN STANLEY DEAN WITTER

  BANCBOSTON ROBERTSON STEPHENS
            INTERNATIONAL LIMITED

        DAIN RAUSCHER WESSELS
         a division of Dain Rauscher Incorporated

              HAMBRECHT & QUIST

                   SG COWEN

      , 1999                                         THOMAS WEISEL PARTNERS LLC

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, in connection with this offering. Pursuant to the Second Amended and Restated Right Agreement dated January 12, 1998, the Company is paying all the expenses incurred on behalf of the selling stockholders (other than underwriting discounts and commissions). All amounts shown are estimates except for the registration fee and the NASD filing fee.

                                                                         Amount
                                                                         to be
                                                                          Paid
                                                                        --------
      Registration fee................................................. $136,373
      NASD filing fee..................................................   30,500
      Nasdaq National Market...........................................   17,500
      Blue sky qualification fees and expenses.........................   10,000
      Printing and engraving expenses..................................   50,000
      Legal fees and expenses..........................................   75,000
      Accounting fees and expenses.....................................   75,000
      Transfer agent and registrar fees................................   10,000
      Miscellaneous expenses...........................................   35,627
                                                                        --------
        Total.......................................................... $440,000
                                                                        ========

Item 14. Indemnification of Officers and Directors.

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Certificate of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant intends to enter into separate indemnification agreements with its directors, officers and certain employees which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms.

   These indemnification provisions and the indemnification agreement to be entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

   The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities.

   Since May 1996, the Registrant has sold and issued the following unregistered securities:

     (1) On May 17, 1996, the Registrant issued and sold an aggregate of 4,725,000 shares of common stock to three executive officers of Extreme at a price of $.0033 per share for a total offering price of $23,625.

     (2) From June 1996 to June 30, 1999, the Registrant granted options to purchase 10,888,718 shares of common stock pursuant to its Amended 1996 Stock Option Plan at exercise prices ranging from $.02 per share to $58.0625 per share for a total offering price of $32,497,554.80.

     (3) On May 28, 1996, the Registrant sold 14,579,999 shares of Series A preferred stock to a group of thirty-five private investors at a price of $.333 per share for a total offering price of $4,860,000.

     (4) In September 1996, in connection with its acquisition of all of the outstanding capital stock of Mammoth Technology, Inc., the Registrant entered into a Stock Purchase Agreement with Mammoth pursuant to which the Registrant issued 675,000 shares of its common stock to the three former shareholders of Mammoth Technology, Inc. at a price of $.02 per share for a total offering price of $13,500.

     (5) On November 7, 1996, in connection with an equipment lease, the Registrant issued a warrant to an equipment lessor to purchase 147,000 shares of Series A preferred stock at an exercise price of $.333 per share.

     (6) On November 7, 1996, in connection with an equipment lease, the Registrant issued a warrant to an equipment lessor to purchase 63,000 shares of Series A preferred stock at an exercise price of $.333 per share.

     (7) On May 7, 1997 and June 17, 1997, the Registrant sold an aggregate of 8,886,228 shares of Series B preferred stock to a group of forty-eight private investors at a price of $1.38 per share for a total offering price of $12,263,359.

     (8) On July 30, 1997, in connection with the extension of a line of credit, the Registrant issued a warrant to a bank to purchase 48,347 shares of Series B preferred stock at an exercise price of $1.38 per share.

     (9) On January 12, 1998, March 23, 1998 and March 31, 1998, the
  Registrant sold an aggregate of 5,595,088 shares of Series C preferred stock to a group of thirty-seven private investors at a price of $3.67 per share for a total offering price of $20,533,973. In connection with this sale, Morgan Stanley & Co. Incorporated acted as placement agent and was paid a customary fee for its services.

     (10) On November 17, 1997, in connection with the extension of a line of credit, the Registrant issued a warrant to a bank to purchase 79,051 shares of Series C preferred stock at an exercise price of $2.53 per share in the event such extension is drawn down. As of December 31, 1998, the Registrant had not drawn down on this extension.

     (11) In June 1999, the Registrant issued a warrant to a customer to purchase 40,000 shares of common stock at an exercise price of $58.063 per share.

   For additional information concerning these equity investment transactions, reference is made to the information contained under the caption "Certain Transactions" in the form of prospectus included herein.

   The issuances of securities describe in Items 15(a)(2) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation. The issuance of securities describe in item 15(a)(1) and 15(a)(3) through 15(a)(11) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about Extreme or had access, through employment or other relationships, to such information.

Item 16. Exhibits and Financial Statement Schedules.

   (a) Exhibits.

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
  1.1    Form of Underwriting Agreement.*

  2.1    Form of Agreement and Plan of Merger between Extreme Networks, a
         California corporation, and Extreme Networks, Inc., a Delaware corporation. (1)

  3.1 Certificate of Incorporation of Extreme Networks, Inc., a Delaware corporation. (1)

  3.2    Form of Amended and Restated Bylaws of Extreme Networks, Inc., a
         Delaware corporation. (1)

  4.1    Second Amended and Restated Rights Agreement dated January 12, 1998 between Extreme Network and certain stockholders. (1)

  5.1    Opinion of Gray Cary Ware & Freidenrich, LLP.

 10.1    Form of Indemnification Agreement for directors and officers. (1)

 10.2    Amended 1996 Stock Option Plan and forms of agreements thereunder. (1)

 10.3    1999 Employee Stock Purchase Plan. (1)

 10.4    Sublease, dated June 5, 1997, between NetManage, Inc. and Extreme
         Networks, Inc., a California corporation, to Master Lease, dated
         September 30, 1994, between Cupertino Industrial Associates and
         NetManage, Inc. (1)

 10.5    Sublease, dated January 1, 1999, between Apple Computer, Inc., a
         California corporation, and Extreme Networks, Inc., a California corporation, to Lease Agreement, as amended. (1)


 23.1    Consent of Ernst & Young LLP, Independent Auditors.

 23.2    Consent of Counsel (included in Exhibit 5.1).

 24.1    Power of Attorney (see page II-5).

 27.1    Financial Data Schedule (available in EDGAR format only).

- --------
(1) Incorporated by reference herein to Extreme's Registration Statement on Form S-1 (File No. 333-71921)
*  To be filed by amendment.

   (b) Financial Statement Schedules.

   All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

   Item 17. Undertakings.

   The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, he information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cupertino, County of Santa Clara, State of California, on the 29th day of September 1999.

                                       Extreme Networks, Inc.

                                                    /s/ Gordon L. Stitt
                                         By:
                                          -------------------------------------
                                                      Gordon L. Stitt
                                            President, Chief Executive Officer
                                                           and Chairman
                                               (Principal Executive Officer)

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gordon L. Stitt and Vito E. Palermo, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             Signature                           Title                    Date
             ---------                           -----                    ----

        /s/ Gordon L. Stitt          President, Chief Executive    September 29, 1999
____________________________________ Officer and Chairman
          Gordon L. Stitt            (Principal Executive
                                     Officer)

        /s/ Vito E. Palermo          Vice President and Chief      September 29, 1999
____________________________________ Financial Officer (Principal
          Vito E. Palermo            Financial and Accounting
                                     Officer)

       /s/ Charles Carinalli         Director                      September 29, 1999
____________________________________
         Charles Carinalli

          /s/ Promod Haque           Director                      September 29, 1999
____________________________________
           Promod Haque

        /s/ Lawrence K. Orr          Director                      September 29, 1999
____________________________________
          Lawrence K. Orr

          /s/ Peter Wolken           Director                      September 29, 1999
____________________________________
           Peter Wolken

                                    EXHIBITS

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
  1.1    Form of Underwriting Agreement.*
  2.1    Form of Agreement and Plan of Merger between Extreme Networks, a
         California corporation, and Extreme Networks, Inc., a Delaware corporation. (1)
  3.1    Certificate of Incorporation of Extreme Networks, Inc., a Delaware
         corporation. (1)
  3.2    Form of Amended and Restated Bylaws of Extreme Networks, Inc., a
         Delaware corporation. (1)
  4.1    Second Amended and Restated Rights Agreement dated January 12, 1998 between Extreme Network and certain stockholders. (1)
  5.1    Opinion of Gray Cary Ware & Freidenrich, LLP.
 10.1    Form of Indemnification Agreement for directors and officers. (1)
 10.2    Amended 1996 Stock Option Plan and forms of agreements thereunder. (1)
 10.2    1999 Employee Stock Purchase Plan. (1)
 10.4    Sublease, dated June 5, 1997, between NetManage, Inc. and Extreme
         Networks, Inc., a California corporation, to Master Lease, dated
         September 30, 1994, between Cupertino Industrial Associates and
         NetManage, Inc. (1)
 10.5    Sublease, dated January 1, 1999, between Apple Computer, Inc., a
         California corporation, and Extreme Networks, Inc., a California corporation, to Lease Agreement, as amended. (1)
 23.1    Consent of Ernst & Young LLP, Independent Auditors.
 23.2    Consent of Counsel (included in Exhibit 5.1).
 24.1    Power of Attorney (see page II-5).
 27.1    Financial Data Schedule (available in EDGAR format only).

- --------
(1) Incorporated by reference herein to Extreme's Registration Statement on Form S-1 (File No. 71921)
*  To be filed by amendment.